Six Flags Entertainment Corporation
2012 Annual Report and Form 10-K


13000840


Six Flags®

Thrills

Attractions Coming in 2013

Six Flags Entertainment Corporation

- The global leader in regional theme parks
- $1.1 billion in revenue
- 26 million guests annually
- 18 strategically located parks in North America
- 800 rides/120 coasters


SAFARI
OFF ROAD
ADVENTURE
Safari Off Road Adventure, Six Flags Great Adventure, Jackson, NJ


Full Throttle, Six Flags Magic Mountain, Valencia, CA


THE
JOKER
The Joker, Six Flags Mexico, Mexico City


Bonzai
PIPELINES
Bonzai Pipelines, Six Flags America, Largo, MD, and Six Flags New England, Agawam, MA


NEW
TEXAS
SKY
Screamer
Texas SkyScreamer, Six Flags Over Texas, Arlington, TX


Iron Rattler, Six Flags Fiesta Texas, San Antonio, TX


SCREAMIN'
EAGLES
Screamin' Eagles, The Great Escape and Splashwater Kingdom, Queensbury, NY


SKY
Screamer
SkyScreamer, Six Flags Over Georgia, Austell, GA


TWISTER
Typhoon Twister, Six Flags White Water, Marietta, GA


Aqua
Twist
Aqua Twist, La Ronde, Montreal, Canada


Boomerang
Boomerang, Six Flags St. Louis, Eureka, MO


Cirque
Dreams
Cirque Dreams *Splashtastic*, Six Flags Discovery Kingdom, Vallejo, CA


HURRICANE HARBOR
BIG WAVE
RACER
Big Wave Racer, Six Flags Hurricane Harbor, Jackson, NJ


GRAND FINALE
igNIGHT—Grand Finale, Six Flags Great America, Gurnee, IL

Financial and Operational Highlights

$ in millions	2012[1]	2011[1]	2010[1]
Revenue	$1,070	$1,013	$976
Adjusted EBITDA[2]	$383	$350	$295
Modified EBITDA[2]	$416	$379	$323
Net debt[3]	$776	$726	$784

2012 Revenue Contribution



5%
54%
41%

- Admissions
- In-Park Sales
- Sponsorship, Licensing, & Accommodations

Attendance (in millions)



2012 25.7
2011 24.3
2010 24.3

Modified EBITDA[2] Margin



2012 38.9%
2011 37.4%
2010 33.1%

Comparison of 32-Month Cumulative Total Return*

- Six Flags Entertainment Corp.
- S&P 500
- S&P MidCap 400
- S&P Movies & Entertainment



$500
$400
$300
$200
$100
5.10.10
6.30.10
9.30.10
12.31.10
3.31.11
6.30.11
9.30.11
12.31.11
3.31.12
6.30.12
9.30.12
12.31.12

*$100 invested on May 10, 2010, in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Five-year historical data is not presented since we emerged from Chapter 11 bankruptcy on April 30, 2010, and the post-emergence stock performance of Six Flags is not comparable to the stock performance prior to our emergence.

The stock price on May 10, 2010 reflects the price of $14.71 per share at which our new common stock was issued upon our emergence, after giving effect to the June 2011 2-for-1 stock split. The stock began trading on the NYSE on June 21, 2010, and it closed on that date at a price of $18.25, after giving effect to the June 2011 2-for-1 stock split.

[1] Refer to footnote 1 on the page opposite the inside back cover of this report.
[2] The definition of Adjusted EBITDA and Modified EBITDA, and a reconciliation of these measures to U.S. GAAP financial measures, can be found opposite the inside back cover of this report and on our website at www.sixflags.com/investors.
[3] Net debt equals reported debt less unrestricted cash.

"We are successful because we make people happy."

Six Flags took another giant leap onward and upward in 2012—further building on our success, establishing new records, and firmly solidifying our leadership position in the regional theme park industry. These accomplishments were the result of superb execution of our business strategy as we delighted our guests, motivated our employees and drove excellent returns for our shareholders.

In 2012, we unveiled an unprecedented lineup of innovative rides and attractions across all of our parks that were strategically focused on growing attendance. We also introduced targeted marketing and pricing initiatives to help us build attendance, further penetrate season pass sales and drive revenue growth. Additionally, we enhanced our services to elevate guest satisfaction to a new level and further improved the efficiency of our operations through implementing best practices. We accomplished all of this on a foundation of excellence in safety and security.

The results were outstanding. We achieved industry-high attendance, revenue and cash flow growth for the year—and set a new industry record for Modified EBITDA margin. We further enhanced shareholder value in 2012 by utilizing our stable cash flow and healthy balance sheet to repurchase $232 million of our shares and pay $148 million in dividends, which represented a dividend yield in excess of 5 percent. In total, shareholders earned a 56 percent return on investment for 2012 and a near four fold return since we emerged from Chapter 11 bankruptcy in May 2010.



Senior Leadership Team

All of our success comes from our employees, who are the company's greatest asset. Each day we focus on new ways to delight our guests, celebrate, and have fun ourselves since ultimately, we are successful because we make people happy. It does not get any better than that!

Although 2012 was another record year, we have just begun to realize the full potential of Six Flags. We look forward to our exciting future and have our sights firmly set on achieving our aspirational goal of $500 million of Modified EBITDA by 2015, equating to almost $6 of cash earnings per share. Our Six Flags team is very happy and we look forward to many more years of generating attractive returns for our shareholders.

Thank you for your ongoing support of me, my colleagues and our company.



Jim Reid-Anderson
Chairman, President and
Chief Executive Officer,
Six Flags Entertainment Corporation

Jim Reid-Anderson
Chairman, President and CEO

Adjusted and Modified EBITDA[1] ($ in millions)



600
500
400
300
200
500
416
379
323
220
197
295
350
383
2009
2010
2011
2012
2013
2014
2015

[1] The definition of Adjusted EBITDA and Modified EBITDA and a reconciliation of these two measures to U.S. GAAP financial measures can be found opposite the inside back cover of this report and on our website at www.sixflags.com/investors.

The company has successfully grown profits through focused execution of its strategy and has an aspirational goal to generate $500 million of Modified EBITDA[1] by 2015.

- Adjusted EBITDA Actual
- Modified EBITDA Actual
- ▲ Modified EBITDA Aspirational Target

We offer something for everyone: swing rides, coasters, shows, animals, water slides, games, food, and more.



Holiday in the Park®:
Enjoy the warm feelings of the winter holidays when the park sparkles with millions of lights and other wonderful surprises.



Children's Rides:
Listen to young thrill seekers giggle and scream as they experience a day full of fun and laughter.

Wooden Roller Coasters

Wooden Coasters:
Feel your tummy drop and roll as you plunge from the heights of nostalgic wooden coasters.

Safari Rides:
Experience wild animals up close and personal and be amazed by their majestic presence.







Shows and Entertainment:
Be dazzled by live entertainment that includes singers, dancers, fireworks and more.



Water Rides:
Let your cares fly away as you plunge down a water ride.

Water Parks:
Refresh and relax in a lazy river or experience the rush as you drop down a 100-foot water slide.

Indoor and Outdoor Water Parks



You are never too young or too old to enjoy a day at Six Flags.

Thrill Coasters:
Let your adrenaline flow as you experience the height and speed of our record-breaking coasters.



Thrills by day – Fright by night



Fright Fest®:
Add chills to your thrills when our parks are filled with ghouls, haunted houses and scary mazes.

High In-The-Sky:
Enjoy the exhilaration and bird's-eye view when you spin atop a 400-foot swing ride or free-fall nearly 15 stories at speeds up to 60 mph.







Cartoon Characters:
Skip with joy or simply smile for the camera as you enjoy a special moment with a favorite cartoon character.

Games:
Test your skills and win a prize while playing ring toss or dozens of other games in our parks.



Family Coasters:
Let the entire family laugh and scream together as you rise, fall and twirl on a spinning coaster.

Food and Catering:
Enjoy thirst-quenching drinks and mouth-watering food at one of our 2,000 food venues, or entertain larger groups with our catering services.




GO
BIG
Six Flags



Senior Leadership

Front Row: **John Duffey**, CFO; **Jim Reid-Anderson**, Chairman, President and CEO; **Nancy Krejsa**, Senior VP Investor Relations and Corporate Communications; **Brett Petit**, Senior VP Marketing

Back Row: **Michael Israel**, CIO; **John Odum**, Senior VP Park Operations–East; **Tom Iven**, Senior VP Park Operations–West; **Lance Balk**, General Counsel; **David McKillips**, Senior VP Corporate Alliances; **Walt Hawrylak**, Senior VP Administration; **John Bement**, Senior VP In-Park Services



Board of Directors

Front Row: **Richard W. Roedel, Jim Reid-Anderson, Usman Nabi, Charles A. Koppelman**

Back Row: **Kurt M. Cellar, John W. Baker, Stephen D. Owens, Jon L. Luther**



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-13703

SIX FLAGS ENTERTAINMENT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**13-3995059**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

924 Avenue J East, Grand Prairie, TX 75050
(Address of principal executive offices)

Registrant's telephone number, including area code: **(972) 595-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.025 per share	The New York Stock Exchange, LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1993. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

On the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $2,097.7 million based on the closing price ($54.18) of the common stock on The New York Stock Exchange on such date. Shares of common stock beneficially held by each executive officer and director and one major stockholder have been excluded from this computation because these persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purposes.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

On February 26, 2013, there were 50,234,485 shares of common stock, par value $0.025, of the registrant issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information required in Part III by Items 10, 11, 12, 13 and 14 are incorporated by reference to the registrant's proxy statement for the 2013 annual meeting of stockholders, which will be filed by the registrant within 120 days after the close of its 2012 fiscal year.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, but are not limited to, statements we make regarding: (i) the adequacy of cash flows from operations, available cash and available amounts under our credit facilities to meet our future liquidity needs, (ii) our ability to roll out our capital enhancements in a timely and cost effective manner, (iii) our ability to improve operating results by implementing strategic cost reductions, and organizational and personnel changes without adversely affecting our business, and (iv) our operations and results of operations. Additional important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and include the following:

- factors impacting attendance, such as local conditions, contagious diseases, events, disturbances and terrorist activities;
- recall of food, toys and other retail products which we sell;
- accidents occurring at our parks or other parks in the industry;
- inability to achieve desired improvements and financial performance targets set forth in our aspirational goals;
- adverse weather conditions such as excess heat or cold, rain, and storms;
- general financial and credit market conditions;
- economic conditions (including customer spending patterns);
- changes in public and consumer tastes;
- construction delays in capital improvements or ride downtime;
- competition with other theme parks and other entertainment alternatives;
- dependence on a seasonal workforce;
- pending, threatened or future legal proceedings and the significant expenses associated with litigation; and
- other factors described in "Risk Factors" in Part I. Item 1A of this Annual Report on Form 10-K.

A more complete discussion of these factors and other risks applicable to our business is contained in Part I, Item 1A of this Annual Report on Form 10-K. Any forward-looking statement made by us in this document, or on our behalf by our directors, officers or employees related to the information contained herein, speaks only as of the date of this document. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will be realized and actual results could vary materially. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We do not intend to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

* * * * *

As used in this Annual Report on Form 10-K, unless the context requires otherwise, the terms "we," "our," "Six Flags" and "SFEC" refer collectively to Six Flags Entertainment Corporation and its consolidated subsidiaries, and "Holdings" refers only to Six Flags Entertainment Corporation, without regard to its consolidated subsidiaries. As used herein, "SFI" means Six Flags, Inc. as a Debtor or prior to its name change to Six Flags Entertainment Corporation. As used herein, the "Company" refers collectively to SFI or Holdings, as the case may be, and its consolidated subsidiaries.

Looney Tunes characters, names and all related indicia are trademarks of Warner Bros., a division of Time Warner Entertainment Company, L.P. *Batman* and *Superman* and all related characters, names and indicia are copyrights and trademarks of DC Comics. *Cartoon Network* is a trademark of Cartoon Network. *Six Flags* and all related indicia are registered trademarks of Six Flags Theme Parks Inc. *Fiesta Texas* and all related indicia are trademarks of Fiesta Texas, Inc.

PART I

ITEM 1. BUSINESS

Introduction

We are the largest regional theme park operator in the world based on the number of parks we operate. Of our 18 regional theme and water parks, 16 are located in the United States, one is located in Mexico City, Mexico and one is located in Montreal, Canada. Our U.S. theme parks serve the top 10 designated market areas. Our diversified portfolio of North American theme parks serves an aggregate population of approximately 100 million people and 160 million people within a radius of 50 miles and 100 miles, respectively, with some of the highest per capita gross domestic product in the United States.

Our parks occupy approximately 4,500 acres of land, and we own approximately 1,100 acres of other potentially developable land. Our parks are located in geographically diverse markets across North America. Our parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and retail outlets, and thereby provide a complete family-oriented entertainment experience. In the aggregate, during 2012, our parks offered approximately 800 rides, including over 120 roller coasters, making us the leading provider of "thrill rides" in the industry.

In 1998, we acquired the former Six Flags Entertainment Corporation ("Former SFEC", a corporation that has been merged out of existence and that has always been a separate corporation from Holdings), which had operated regional theme parks under the Six Flags name for nearly forty years and established an internationally recognized brand name. We own the "Six Flags" brand name in the United States and foreign countries throughout the world. To capitalize on this name recognition, 16 of our parks are branded as "Six Flags" parks.

We hold exclusive long-term licenses for theme park usage throughout the United States (except the Las Vegas metropolitan area), Canada, Mexico and other countries of certain Warner Bros. and DC Comics characters. These characters include *Bugs Bunny*, *Daffy Duck*, *Tweety Bird*, *Yosemite Sam*, *Batman*, *Superman* and others. In addition, we have certain rights to use the Hanna-Barbera and Cartoon Network characters, including *Yogi Bear*, *Scooby-Doo*, *The Flintstones* and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at the parks, and to use the characters in our advertising, as walk-around characters and in theming for rides, attractions and retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park sales.

We believe that our parks benefit from limited direct theme park competition. A limited supply of real estate appropriate for theme park development, substantial initial capital investment requirements, and long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of our own and other regional theme parks, we estimate it would cost $300 million to $500 million and would take a minimum of two years to construct a new regional theme park comparable to one of our major Six Flags-branded theme parks.

Chapter 11 Reorganization and Related Subsequent Events

On June 13, 2009, Six Flags, Inc. ("SFI"), Six Flags Operations Inc. ("SFO") and Six Flags Theme Parks Inc. ("SFTP") and certain of SFTP's domestic subsidiaries (the "SFTP Subsidiaries" and, collectively with SFI, SFO and SFTP, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 09-12019) (the "Chapter 11 Filing"). SFI's subsidiaries that own interests in Six Flags Over Texas ("SFOT") and Six Flags Over Georgia (including

Six Flags White Water Atlanta) ("SFOG" and together with SFOT, the "Partnership Parks") and the parks in Canada and Mexico were not debtors in the Chapter 11 Filing.

On April 30, 2010 (the "Effective Date"), the Bankruptcy Court entered an order confirming the Debtors' Modified Fourth Amended Joint Plan of Reorganization (the "Plan") and the Debtors emerged from Chapter 11 by consummating their restructuring through a series of transactions contemplated by the Plan including the following:

- *Name Change.* On the Effective Date, but after the Plan became effective and prior to the distribution of securities under the Plan, SFI changed its corporate name to Six Flags Entertainment Corporation.

- *Common Stock.* Pursuant to the Plan, all of SFI's common stock, preferred stock purchase rights, preferred income equity redeemable shares ("PIERS") and any other ownership interest in SFI including all options, warrants or rights, contractual or otherwise (including, but not limited to, stockholders agreements, registration rights agreements and rights agreements) were cancelled as of the Effective Date.

  On the Effective Date, Holdings issued an aggregate of 54,777,778 shares of common stock at $0.025 par value as follows: (i) 5,203,888 shares of common stock to the holders of unsecured claims against SFI, (ii) 4,724,618 shares of common stock to certain holders of the 12¼ Notes due 2016 (the "2016 Notes") in exchange for such 2016 Notes in the aggregate amount of $69.5 million, (iii) 34,363,950 shares of common stock to certain "accredited investors" that held unsecured claims who participated in a $505.5 million rights offering, (iv) 6,798,012 shares of common stock in an offering to certain purchasers for an aggregate purchase price of $75.0 million, (v) 3,399,006 shares of common stock in an offering to certain purchasers for an aggregate purchase price of $50.0 million and (vi) 288,304 shares of common stock were issued to certain other equity purchasers as consideration for their commitment to purchase an additional $25.0 million of common stock on or before June 1, 2011, following approval by a majority of the members of Holdings' Board of Directors (the "Delayed Draw Equity Purchase"). On June 1, 2011, the Delayed Draw Equity Purchase option expired. These share amounts have been retroactively adjusted to reflect the June 2011 two-for-one stock split as described in Note 12 to the Consolidated Financial Statements.

  On June 21, 2010, the common stock commenced trading on the New York Stock Exchange under the symbol "SIX."

- *Financing at Emergence.* On the Effective Date, we entered into two exit financing facilities: (i) an $890.0 million senior secured first lien credit facility comprised of a $120.0 million revolving loan facility, which could have been increased up to $150.0 million in certain circumstances, and a $770.0 million term loan facility (the "Exit First Lien Term Loan") and (ii) a $250.0 million senior secured second lien term loan facility (the "Exit Second Lien Facility" and, together with the Exit First Lien Facility, the "Exit Facilities").

  On August 5, 2010, we made a discretionary $25.0 million prepayment on the Exit First Lien Term Loan and recorded a $1.0 million net loss on the debt extinguishment. On December 3, 2010, we entered into an amendment (the "First Lien Amendment") that increased the senior secured first lien credit facility (the "Senior Credit Facility") to $1,070.0 million comprised of a $120.0 million revolving loan facility, which could be increased up to $200.0 million in certain circumstances, and a $950.0 million term loan facility (the "Senior Term Loan"). In connection with the First Lien Amendment, we repaid in full and terminated the $250.0 million senior secured second lien term loan facility and recorded an approximate $17.5 million loss on debt extinguishment for the year ended December 31, 2010.

On December 20, 2011, we entered into a new $1,135.0 million credit agreement (the "2011 Credit Facility"), which replaced the First Lien Amendment and related facilities. The 2011 Credit Facility was comprised of a $200.0 million revolving credit loan facility (the "2011 Revolving Loan"), a $75.0 million Tranche A Term Loan facility (the "Term Loan A") and an $860.0 million Tranche B Term Loan facility (the "Term Loan B" and together with the Term Loan A, the "2011 Term Loans"). In certain circumstances, the Term Loan B can be increased by $300.0 million. In connection with the 2011 Credit Facility, we terminated the Senior Credit Facility, repaid in full the $950.0 million Senior Term Loan, and recorded a $42.2 million loss on debt extinguishment for the year ended December 31, 2011.

On December 21, 2012, we entered into an amendment to the 2011 Credit Facility (the "2012 Credit Facility Amendment") that among other things, permitted us to (i) issue $800 million of senior unsecured notes, (ii) use $350.0 million of the proceeds of the senior unsecured notes to repay the $72.2 million that was outstanding under the Term Loan A and $277.8 million of the outstanding balance of the Term Loan B, (iii) use the remaining $450.0 million of proceeds for share repurchases and other corporate matters, and (iv) reduce the interest rate payable on the Term Loan B by 25 basis points. In connection with the 2012 Credit Facility Amendment, the issuance of the $800.0 million of senior unsecured notes and the repayment of the Term Loan A and a portion of the Term Loan B, we recorded a $0.6 million loss on debt extinguishment for the year ended December 31, 2012.

Also on the Effective Date, SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., SFOT Acquisition I, Inc. and SFOT Acquisition II, Inc. (collectively, the "TW Borrowers") entered into a credit agreement with TW-SF, LLC comprised of a $150.0 million multi-draw term loan facility (the "TW Loan") for use with respect to the Partnership Parks "put" obligations. On December 3, 2010, the TW Borrowers entered into an amendment to the TW Loan primarily to conform to the new terms under the First Lien Amendment in certain respects. No borrowings occurred during 2011 or 2010 under the TW Loan. On December 20, 2011, in connection with the 2011 Credit Facility, we terminated the TW Loan and recorded a $4.3 million loss on debt extinguishment for the year ended December 31, 2011.

See Note 8 to the Consolidated Financial Statements for a discussion of the terms and conditions of our facilities and the availability of additional borrowing.

- *Fresh Start Accounting.* As required by accounting principles generally accepted in the United States ("GAAP"), we adopted fresh start accounting effective May 1, 2010 following the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 852, Reorganizations ("FASB ASC 852"). The financial statements for the periods ended prior to April 30, 2010 do not include the effect of any changes in our capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting. The implementation of the Plan and the application of fresh start accounting results in financial statements that are not comparable to financial statements in periods prior to emergence. See Note 1(b) to the Consolidated Financial Statements for a detailed explanation of the impact of emerging from Chapter 11 and applying fresh start accounting on our financial position.

  As used herein, "Successor" refers to the Company as of the Effective Date and "Predecessor" refers to SFI together with its consolidated subsidiaries prior to the Effective Date.

Description of Parks

The following chart summarizes key business information about our parks.

Name of Park and Location	Description	Designated Market Area and Rank*	Population Within Radius from Park Location	External Park Competition/ Location/ Approximate Distance
Six Flags America Largo, MD	515 acres—combination theme and water park and approximately 300 acres of potentially developable land	Washington, D.C. (8) and Baltimore (27)	7.6 million—50 miles 12.9 million—100 miles	Kings Dominion/Doswell, VA (near Richmond)/120 miles; Hershey Park/Hershey, PA/125 miles; Busch Gardens/Williamsburg, VA/175 miles
Six Flags Discovery Kingdom Vallejo, CA	135 acres—theme park plus marine and land animal exhibits	San Francisco/ Oakland (6) and Sacramento (20)	5.9 million—50 miles 11.1 million—100 miles	Aquarium of the Bay at Pier 39/San Francisco, CA/30 miles; Academy of Science Center/San Francisco, CA/30 miles; California Great America/ Santa Clara, CA/60 miles; Gilroy Gardens/Gilroy, CA/100 miles; Outer Bay at Monterey Bay Aquarium/ Monterey, CA/130 miles
Six Flags Fiesta Texas San Antonio, TX	216 acres—combination theme and water park	San Antonio (36) and Houston (10)	2.2 million—50 miles 4.1 million—100 miles	Sea World of Texas/San Antonio, TX/15 miles; Schlitterbahn/New Braunfels, TX/33 miles
Six Flags Great Adventure & Wild Safari/ Six Flags Hurricane Harbor Jackson, NJ	2,200 acres—separately gated theme park/safari and water park and approximately 556 acres of potentially developable land	New York City (1) and Philadelphia (4)	13.3 million—50 miles 28.0 million—100 miles	Hershey Park/Hershey, PA/150 miles; Dorney Park/ Allentown, PA/75 miles; Morey's Piers Wildwood/ Wildwood, NJ/97 miles; Coney Island/Brooklyn, NY/77 miles
Six Flags Great America Gurnee, IL	304 acres—combination theme and water park and approximately 30 acres of potentially developable land	Chicago (3) and Milwaukee (34)	8.5 million—50 miles 13.4 million—100 miles	Kings Island/Cincinnati, OH/350 miles; Cedar Point/ Sandusky, OH/340 miles; Wisconsin Dells Area (several water parks) /170 miles
Six Flags Magic Mountain/ Six Flags Hurricane Harbor Valencia, CA	262 acres—separately gated theme park and water park on 250 acres and 12 acres, respectively	Los Angeles (2)	10.0 million—50 miles 17.7 million—100 miles	Disneyland Resort/Anaheim, CA/60 miles; Universal Studios Hollywood/Universal City, CA/20 miles; Knott's Berry Farm/Buena Park, CA/50 miles; Sea World of California/San Diego, CA/150 miles; Legoland/ Carlsbad, CA/130 miles; Soak City USA/ Buena Park, CA/50 miles; Raging Waters/San Dimas, CA/50 miles

Name of Park and Location	Description	Designated Market Area and Rank*	Population Within Radius from Park Location	External Park Competition/ Location/ Approximate Distance
Six Flags Mexico Mexico City, Mexico	110 acres—theme park	N/A	32.0 million—50 miles 33.5 million—100 miles	Mexico City Zoo, Mexico City, Mexico/14 miles; Chapultepec/Mexico City, Mexico/11 miles
Six Flags New England Agawam, MA	262 acres—combination theme and water park	Boston (7) Hartford/New Haven (30) Providence (53) Springfield (114)	3.2 million—50 miles 15.5 million—100 miles	Lake Compounce/Bristol, CT/50 miles; Canobie Lake Park/Salem, New Hampshire /140 miles
Six Flags Over Georgia Austell, GA/ **Six Flags Whitewater** Marietta, GA	352 acres—separately gated theme park and water park on 283 acres and 69 acres, respectively	Atlanta (9)	5.2 million—50 miles 8.2 million—100 miles	Georgia Aquarium/Atlanta, GA/20 miles; Carowinds/ Charlotte, NC/250 miles; Alabama Adventure/ Birmingham, AL/160 miles; Dollywood and Splash Country/Pigeon Forge, TN/200 miles; Wild Adventures/Valdosta, GA/240 miles
Six Flags Over Texas/ **Six Flags Hurricane Harbor** Arlington, TX	264 acres—separately gated theme park and water park on 217 and 47 acres, respectively	Dallas/Fort Worth (5)	6.2 million—50 miles 7.4 million—100 miles	Sea World of Texas/San Antonio, TX/285 miles; NRH2O Waterpark/Richland Hills, TX/13 miles; The Great Wolf Lodge/Grapevine, TX/17 miles; Hawaiian Falls Waterpark/Mansfield, TX/16 miles
Six Flags St. Louis Eureka, MO	503 acres—combination theme and water park and approximately 220 acres of potentially developable land	St. Louis (21)	2.7 million—50 miles 3.8 million—100 miles	Worlds of Fun/Kansas City, MO/250 miles; Silver Dollar City/Branson, MO/250 miles; Holiday World/ Santa Claus, IN/150 miles
La Ronde Montreal, Canada	146 acres—theme park	N/A	1.6 million—50 miles 3.8 million—100 miles	Quebec City Waterpark/Quebec City, Canada/130 miles; Canada's Wonderland/370 miles
The Great Escape and Splashwater Kingdom/ Six Flags Great Escape Lodge & Indoor Waterpark Queensbury, NY	345 acres—combination theme and water park, plus 200 room hotel and 38,000 square foot indoor waterpark	Albany (58)	1.0 million—50 miles 3.0 million—100 miles	Darien Lake/Darien Center, NY/311 miles

* Based on a September 22, 2012 survey of television households within designated market areas published by A.C. Nielsen Media Research.

Partnership Park Arrangements

In 1998, we acquired the former Six Flags Entertainment Corporation ("Former SFEC", a corporation that has been merged out of existence and that has always been a separate corporation from Holdings). In connection with our 1998 acquisition of Former SFEC, we guaranteed certain obligations relating to the Partnership Parks. These obligations continue until 2027, in the case of SFOG, and 2028, in the case of SFOT. Such obligations include (i) minimum annual distributions (including rent) of approximately $66.3 million in 2013 (subject to cost of living adjustments in subsequent years) to the limited partners in the Partnerships Parks (based on our ownership of units as of December 31, 2012, our share of the distribution will be approximately $28.8 million), (ii) minimum capital expenditures at each park during rolling five-year periods based generally on 6% of park revenues, and (iii) an annual offer to purchase all outstanding limited partnership units at the Specified Prices described below.

After payment of the minimum distribution, we are entitled to a management fee equal to 3% of prior year gross revenues and, thereafter, any additional cash will be distributed first to management fee in arrears, repayment of any interest and principal on intercompany loans with any additional cash being distributed 95% to us, in the case of SFOG, and 92.5% to us, in the case of SFOT.

The purchase price for the annual offer to purchase limited partnership units in the Partnership Parks is based on the greater of (i) a total equity value of $250.0 million (in the case of SFOG) and $374.8 million (in the case of SFOT) or (ii) a value derived by multiplying the weighted-average four-year EBITDA of the park by 8.0 (in the case of SFOG) and 8.5 (in the case of SFOT) (the "Specified Prices"). As of December 31, 2012, we owned approximately 30.5% and 53.0% of the Georgia limited partner units and Texas Limited Partner units, respectively. In 2027 and 2028, we will have the option to purchase all remaining units in the Georgia limited partner and the Texas limited partner, respectively, at a price based on the Specified Prices set forth above, increased by a cost of living adjustment. The maximum number of units that we could be required to purchase for both parks in 2013 would result in an aggregate payment by us of approximately $348.2 million, representing 69.5% and 47.0% of the units of the Georgia limited partner and the Texas limited partner, respectively.

In connection with our acquisition of Former SFEC, we entered into the Subordinated Indemnity Agreement with certain of the Company's entities, Time Warner and an affiliate of Time Warner, pursuant to which, among other things, we transferred to Time Warner (which has guaranteed all of our obligations under the Partnership Park arrangements) record title to the corporations which own the entities that have purchased and will purchase limited partnership units of the Partnership Parks, and we received an assignment from Time Warner of all cash flow received on such limited partnership units, and we otherwise control such entities. In addition, we issued preferred stock of the managing partner of the partnerships to Time Warner. In the event of a default by us under the Subordinated Indemnity Agreement or of our obligations to our partners in the Partnership Parks, these arrangements would permit Time Warner to take full control of both the entities that own limited partnership units and the managing partner. If we satisfy all such obligations, Time Warner is required to transfer to us the entire equity interests of these entities. We incurred approximately $6.2 million of capital expenditures at the Partnership Parks for the 2012 season and intend to incur approximately $16.0 million of capital expenditures at these parks for the 2013 season, an amount in excess of the minimum required expenditure. Cash flows from operations at the Partnership Parks will be used to satisfy the annual distribution and capital expenditure requirements, before any funds are required from us. The two partnerships generated approximately $52.8 million of cash in 2012 from operating activities after deduction of capital expenditures and excluding the impact of short-term intercompany advances from or payments to Holdings. At December 31, 2012 and 2011, we had total loans receivable outstanding of $239.3 million from the partnerships that own the Partnership Parks, primarily to fund the acquisition of Six Flags White Water Atlanta, and to make capital improvements and distributions to the limited partners.

Pursuant to the 2012 annual offer, we purchased 0.79 units from the Georgia partnership and 0.05 units from the Texas partnership for approximately $2.0 million in May 2012. With respect to the 2012 "put" obligations, no borrowing occurred. The $300 million accordion feature on the Term Loan B under the 2011 Credit Facility is available for borrowing for future "put" obligations if necessary.

Marketing and Promotion

We attract visitors through multi-media marketing and promotional programs for each of our parks. The programs are designed to enhance the Six Flags brand name and are tailored to address the different characteristics of our various markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely changed each year to address new developments. These initiatives are supervised by our Senior Vice President, Marketing, with the assistance of our senior management and advertising and promotion agencies.

We also develop alliance, sponsorship and co-marketing relationships with well-known national, regional and local consumer goods companies and retailers to supplement our advertising efforts and to provide attendance incentives in the form of discounts. We also arrange for popular local radio and television programs to be filmed or broadcast live from our parks.

Group sales represented approximately 25%, and 28%, respectively, of the aggregate attendance in the 2012 and 2011 seasons at our parks. Each park has a group sales manager and a sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including online promotions, direct mail, telemarketing and personal sales calls.

Season pass sales establish an attendance base in advance of the season, thus reducing exposure to inclement weather. In general, a season pass attendee contributes higher aggregate profitability to the Company over the course of a year compared to a single day ticket visitor because a season pass holder pays a higher ticket price and contributes to in-park guest spending over multiple visits. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. During the 2012 and 2011 seasons, season pass attendance constituted approximately 44% and 35%, respectively, of the total attendance at our parks.

We offer discounts on season pass and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations.

We also implement promotional programs as a means of targeting specific market segments and geographic locations not generally reached through group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through online promotions, direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a limited time and offer a reduced admission price or provide some additional incentive to purchase a ticket.

Licenses

We have the exclusive right on a long-term basis to theme park usage of the Warner Bros. and DC Comics animated characters throughout the United States (except for the Las Vegas metropolitan area), Canada, Mexico and certain other countries. In particular, our license agreements entitle us to use, subject to customary approval rights of Warner Bros. and, in limited circumstances, approval rights of certain third parties, all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license, including Batman, Superman, Bugs Bunny, Daffy Duck, Tweety Bird and Yosemite Sam, and include the right to sell merchandise using the characters. In addition, certain

Hanna-Barbera characters including Yogi Bear, Scooby-Doo and The Flintstones are available for our use at certain of our theme parks. In addition to annual license fees, we are required to pay a royalty fee on merchandise manufactured by or for us and sold that uses the licensed characters. Warner Bros. and Hanna-Barbera have the right to terminate their license agreements under certain circumstances, including if any persons involved in the movie or television industries obtain control of us or, in the case of Warner Bros., upon a default under the Subordinated Indemnity Agreement.

In connection with our investment in dick clark productions, inc. ("DCP"), we obtained a license to use stills and clips from the DCP library, which included the Golden Globes, the American Music Awards, the Academy of Country Music Awards, So You Think You Can Dance, American Bandstand and Dick Clark's New Year's Rockin' Eve, in our parks as well as for the promotion and advertising of our parks. In certain cases, our right to use these properties was subject to the consent of third parties with interests in such properties. The term of the license was for the longer of seven years or the date that we ceased to hold 50% of our original investment in DCP. We discontinued using these stills and clips in our parks at the end of the 2011 season. During the third quarter of 2012, the venture that we invested in to obtain our interest in DCP, sold DCP to a third party. We received approximately $70.0 million for our portion of the proceeds from the sale on October 1, 2012, and an additional $0.3 million on January 28, 2013. We recorded a gain of approximately $67.3 million after recovering our $2.5 million investment and the $0.5 million license that allowed us to air DCP shows at our parks. There are several items that are being resolved related to the sale. As a result, some of the sale proceeds are being held in escrow to be released at later dates. If all of these items result in favorable outcomes, we would receive up to $10 million of additional proceeds from the sale. We had accounted for our investment in the venture under the equity method and included our investment of $4.7 million as of December 31, 2011 in deposits and other assets in the condensed consolidated balance sheet.

Park Operations

We currently operate in geographically diverse markets in North America. Each park is managed by a park president who reports to a senior vice president of the Company. The park presidents are responsible for all operations and management of the individual parks. Local advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams.

Each park president directs a full-time, on-site management team. Each management team includes senior personnel responsible for operations and maintenance, in-park food, beverage, merchandising and games, marketing and promotion, sponsorships, human resources and finance. Finance directors at our parks report to a corporate vice president of the Company, and with their support staff provide financial services to their respective parks and park management teams. Park management compensation structures are designed to provide financial incentives for individual park managers to execute our strategy and to maximize revenues and free cash flow.

Our parks are generally open daily from Memorial Day through Labor Day. In addition, most of our parks are open weekends prior to and following their daily seasons, often in conjunction with themed events, such as Fright Fest® and Holiday in the Park®. Due to their location, certain parks have longer operating seasons. Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee.

See Note 17 to the Consolidated Financial Statements for information concerning revenues and long-lived assets by domestic and international categories.

Capital Improvements

We regularly make capital investments for new rides and attractions in our parks that, in total, approximate 9% of revenue annually. We purchase both new and used rides and attractions. In addition, we rotate rides among parks to provide fresh attractions. We believe that the selective introduction of new rides and attractions, including family entertainment attractions, is an important factor in promoting each of the parks in order to draw higher attendance and encourage longer visits, which can lead to higher in-park sales.

During 2012, we (i) added the world's tallest vertical drop ride at Six Flags Magic Mountain (Valencia, CA) and a new launch coaster at Six Flags Discovery Kingdom (Vallejo, CA); (ii) added a new wing coaster at Six Flags Great America (Gurnee, IL) and a colossal boomerang coaster at Six Flags New England (Agawam, MA); (iii) introduced a stand-up coaster to Six Flags America (outside Washington D.C.); (iv) added a giant swing ride at Six Flags Great Adventure (Jackson, NJ), Six Flags Fiesta Texas (San Antonio, TX), and La Ronde (Montreal, Canada); (v) added a looping body slide at Six Flags Hurricane Harbor (Eureka, MO) and added a King Cobra waterslide at Six Flags Hurricane Harbor (Jackson, NJ) as well as a Nordic-themed waterslide complex at The Great Escape and Splashwater Kingdom (Queensbury, NY); (vi) added a variety of family rides, shows and attractions at several parks, including Six Flags Mexico (Mexico City, Mexico), La Ronde (Montreal, Canada), Six Flags Over Texas (Arlington, TX), Six Flags Fiesta Texas (San Antonio, TX), and a 45th anniversary tribute at Six Flags Over Georgia (Austell, GA); (vii) continued our targeted marketing strategies including focusing on our breadth of product and value proposition; (viii) maintained focus on containing our operating expenses; (ix) continued our more targeted approach to ticket discounting; (x) improved and expanded upon our branded product offerings and guest-focused initiatives to continue driving guest spending growth; and (xi) continued our efforts to grow profitable sponsorship and international revenue opportunities. Additionally in 2012, for the second year in a row, we attained record guest satisfaction scores in several categories including overall guest satisfaction, cleanliness, safety, and value perception, based on guest surveys.

Planned initiatives for 2013 include: (i) adding the world's tallest and fastest looping coaster at Six Flags Magic Mountain (Valencia, CA) and the world's tallest swing ride at Six Flags Over Texas (Arlington, TX); (ii) adding a boomerang coaster at Six Flags St. Louis (Eureka, MO) and re-introducing the New Iron Rattler at Six Flags Fiesta Texas (San Antonio, TX); (iii) introducing the new Safari Off Road Adventure at Six Flags Great Adventure (Jackson, NJ); (iv) adding a giant swing ride at Six Flags Over Georgia (Austell, GA); (v) adding water slide complexes with drop capsules at Six Flags New England (Springfield, MA) and Six Flags America (outside Washington, D.C.), a mat racer waterslide at Six Flags Hurricane Harbor (Jackson, NJ) as well as a twisting waterslide at Six Flags White Water Atlanta (Marietta, GA); (vi) adding a spinning coaster at Six Flags Mexico (Mexico City, Mexico); (vii) adding a variety of family rides, shows and attractions at several parks, including La Ronde (Montreal, Canada), Six Flags Great America (Gurnee, IL), Six Flags Discovery Kingdom (Vallejo, CA), and The Great Escape (Queensbury, NY); (viii) continuing our targeted marketing strategies including focusing on our breadth of product and value proposition; (ix) maintaining focus on containing our operating expenses; (x) continuing our more targeted approach to ticket discounting; (xi) improving and expanding upon our branded product offerings and guest-focused initiatives to continue driving guest spending growth and (xii) continuing our efforts to grow profitable sponsorship and international revenue opportunities.

In addition, as part of our overall capital improvements, we generally make capital investments in the food, retail, games and other in-park areas to increase per capita guest spending. We also make annual enhancements in the theming and landscaping of our parks in order to provide a more complete family-oriented entertainment experience. Each year we invest in our information technology infrastructure, which helps enhance our operational efficiencies. Capital expenditures are planned on an annual basis with most expenditures made during the off-season. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting existing rides, are expensed as incurred and are not included in capital expenditures.

Maintenance and Inspection

Rides are inspected at various levels and frequencies in accordance with manufacturer specification. Our rides are inspected daily during the operating season by our maintenance personnel. These inspections include safety checks, as well as regular maintenance, and are made through both visual inspection and test operations of the rides. Our senior management and the individual park personnel evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. We have approximately 800 full-time employees who devote substantially all of their time to maintaining the parks and our rides and attractions. In 2010, we began implementing a computerized maintenance management system across all of our parks and we are currently using this system at all of our domestic parks.

In addition to our maintenance and inspection procedures, third-party consultants are retained by us or our insurance carriers to perform an annual inspection of each park and all attractions and related maintenance procedures. The results of these inspections are reported in written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. In certain states, state inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are subject to inspections by local fire marshals and health and building department officials. Furthermore, we use Ellis & Associates as water safety consultants at our water parks in order to train life guards and audit safety procedures.

Insurance

We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. For incidents arising after November 15, 2003 but prior to December 31, 2008, our self-insured retention is $2.5 million per occurrence ($2.0 million per occurrence for the twelve months ended November 15, 2003 and $1.0 million per occurrence for the twelve months ended November 15, 2002) for our domestic parks and a nominal amount per occurrence for our international parks. Defense costs are in addition to these retentions. In addition, for incidents arising after November 1, 2004 but prior to December 31, 2008, we have a one-time additional $0.5 million self-insured retention, in the aggregate, applicable to all claims in the policy year. For incidents arising on or after December 31, 2008, our self-insured retention is $2.0 million, followed by a $0.5 million deductible per occurrence applicable to all claims in the policy year for our domestic parks and our park in Canada and a nominal amount per occurrence for our park in Mexico. Our deductible after November 15, 2003 is $0.75 million for workers' compensation claims ($0.5 million deductible for the period from November 15, 2001 to November 15, 2003). Our general liability policies cover the cost of punitive damages only in certain jurisdictions. Based upon reported claims and an estimate for incurred, but not reported claims, we accrue a liability for our self-insured retention contingencies. We also maintain fire and extended coverage, business interruption, terrorism and other forms of insurance typical to businesses in this industry. The all peril property coverage policies insure our real and personal properties (other than land) against physical damage resulting from a variety of hazards. Additionally, we maintain information security and privacy liability insurance in the amount of $10.0 million with a $0.25 million self-insured retention per event.

The majority of our current insurance policies expire on December 31, 2013. We generally renegotiate our insurance policies on an annual basis. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks.

Competition

Our parks compete directly with other theme parks, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, our business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. See "Item 1A. Risk Factors." Within each park's regional market area, the principal factors affecting direct theme park competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment.

Seasonality

Our operations are highly seasonal, with approximately 80% of park attendance and revenues occurring in the second and third calendar quarters of each year, with the most significant period falling between Memorial Day and Labor Day.

Environmental and Other Regulations

Our operations are subject to federal, state and local environmental laws and regulations including laws and regulations governing water and sewer discharges, air emissions, soil and groundwater contamination, the maintenance of underground and above-ground storage tanks and the disposal of waste and hazardous materials. In addition, our operations are subject to other local, state and federal governmental regulations including, without limitation, labor, health, safety, zoning and land use and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at each park. Finally, certain of our facilities are subject to laws and regulations relating to the care of animals. We believe that we are in substantial compliance with applicable environmental and other laws and regulations and, although no assurance can be given, we do not foresee the need for any significant expenditures in this area in the near future.

Portions of the undeveloped areas at certain of our parks are classified as wetlands. Accordingly, we may need to obtain governmental permits and other approvals prior to conducting development activities that affect these areas, and future development may be prohibited in some or all of these areas. Additionally, the presence of wetlands in portions of our undeveloped land could adversely affect our ability to dispose of such land and/or the price we receive in any such disposition.

Employees

As of February 1, 2013, we employed approximately 1,900 full-time employees, and over the course of the 2012 operating season we employed approximately 39,000 seasonal employees. In this regard, we compete with other local employers for qualified students and other candidates on a season-by-season basis. As part of the seasonal employment program, we employ a significant number of teenagers, which subjects us to child labor laws.

Approximately 17.8% of our full-time and approximately 12.2% of our seasonal employees are subject to labor agreements with local chapters of national unions. These labor agreements expire in December 2013 (Six Flags Over Georgia), December 2014 (Six Flags Magic Mountain and one union at Six Flags Great Adventure), and January 2015 (Six Flags Over Texas, Six Flags St. Louis and the other union at Six Flags Great Adventure). The labor agreements for La Ronde expire in various years ranging from December 2010 (currently under negotiation) through December 2015. We consider our employee relations to be good.

Executive Officers and Certain Significant Employees

The following table sets forth the name of the members of the Company's senior leadership team, the position held by such officer and the age of such officer as of February 1, 2013. The officers of the Company are generally elected each year at the organizational meeting of Holdings' Board of Directors, which follows the annual meeting of stockholders, and at other Board of Directors meetings, as appropriate.

Name	Age	Title
James Reid-Anderson*	53	Chairman, President and Chief Executive Officer
John M. Duffey*	52	Chief Financial Officer
Lance C. Balk*	55	General Counsel
John Bement	60	Senior Vice President, In-Park Services
Walter S. Hawrylak*	65	Senior Vice President, Administration
Michael S. Israel	46	Senior Vice President and Chief Information Officer
Tom Iven	54	Senior Vice President, Park Operations—West Coast
Nancy A. Krejsa	54	Senior Vice President, Investor Relations and Corporate Communications
David McKillips	41	Senior Vice President, Corporate Alliances
John Odum	55	Senior Vice President, Park Operations—East Coast
Brett Petit*	49	Senior Vice President, Marketing
Leonard A. Russ*	39	Vice President and Chief Accounting Officer

* Executive Officers

James Reid-Anderson was named Chairman, President and Chief Executive Officer of Six Flags in August 2010. Prior to joining Six Flags, Mr. Reid-Anderson was an adviser to Apollo Management L.P., a private equity investment firm, commencing January 2010, and from December 2008 to March 2010 was an adviser to the managing board of Siemens AG, a worldwide manufacturer and supplier of electronics and electrical engineering in the industrial, energy and healthcare sectors. From May through November 2008, Mr. Reid-Anderson was a member of Siemens AG's managing board and Chief Executive Officer of Siemens' Healthcare Sector, and from November 2007 through April 2008 he was the Chief Executive Officer of Siemens' Healthcare Diagnostics unit. Prior to the sale of the company to Siemens, Mr. Reid-Anderson served as Chairman, President and Chief Executive Officer of Dade Behring Holdings, Inc., a company that manufactured testing equipment and supplies for the medical diagnostics industry, which he joined in August 1996. Mr. Reid-Anderson previously held roles of increasing importance at PepsiCo, Grand Metropolitan (now Diageo) and Mobil. Mr. Reid-Anderson is a fellow of the U.K. Association of Chartered Certified Accountants and received a BCom (Hons) commerce degree from the University of Birmingham (U.K.).

John M. Duffey was named Chief Financial Officer of Six Flags in September 2010 and is responsible for the finance and information technology functions in the company. Mr. Duffey previously served as Executive Vice President and Chief Integration Officer of Siemens Healthcare Diagnostics from November 2007 to January 2010, and was responsible for leading the integration of Siemens Medical Solutions Diagnostics and Dade Behring. Prior to Dade Behring's acquisition by Siemens AG, from 2001 to November 2007, Mr. Duffey served as the Executive Vice President and Chief Financial Officer of Dade Behring Inc., where he negotiated and led the company through a debt restructuring and entry into the public equity market. Prior to joining Dade Behring, Mr. Duffey was with Price

Waterhouse in the Chicago and Detroit practice offices as well as the Washington D.C. National Office. Mr. Duffey holds a B.A. degree in Accounting from Michigan State University.

Lance C. Balk was named General Counsel of Six Flags in September 2010. Mr. Balk previously served as Senior Vice President and General Counsel of Siemens Healthcare Diagnostics from November 2007 to January 2010. Prior to Dade Behring's acquisition by Siemens AG, he served in the same capacity at Dade Behring Inc. from May 2006 to November 2007. In these roles Mr. Balk was responsible for global legal matters. Before joining Dade Behring, Mr. Balk was a partner at the law firm Kirkland & Ellis LLP, where he co-founded the firm's New York corporate and securities practices. Mr. Balk holds a J.D. and an M.B.A. from the University of Chicago, and a B.A. degree in Philosophy from Northwestern University.

John Bement was named Senior Vice President, In-Park Services for Six Flags in January 2006 and is responsible for food, retail, games, rentals, parking and other services offered throughout the 18 parks. Mr. Bement began his career with Six Flags in 1967 as a seasonal employee and became full-time in 1971. He held a number of management positions at several parks including Six Flags Over Texas, Six Flags Magic Mountain, and Six Flags Great Adventure before being named Park President at Six Flags Over Georgia in 1993. In 1998, Mr. Bement was promoted to Executive Vice President of the Western Region, a post held until 2001, when he was named Executive Vice President of In-Park Services. In 2006 Mr. Bement was named Senior Vice President, and in his current role, is responsible for in-park revenues for all Six Flags properties.

Walter S. Hawrylak was named Senior Vice President, Administration of Six Flags in June 2002 and is responsible for Human Resources, Benefits, Training, Risk Management, Safety and Insurance. He joined Six Flags in 1999 bringing a rich background in the theme park industry. He previously worked for Sea World, Universal Studios and Wet N Wild where he has held a variety of positions ranging from Director of Finance to General Manager to CFO. Mr. Hawrylak holds a B.A. degree in Accounting from Ohio Northern University. Mr. Hawrylak is a CPA and started his career in public accounting.

Michael S. Israel was named Chief Information Officer of Six Flags in April 2006 and is responsible for managing and updating the Company's Information Systems infrastructure. Mr. Israel began his career in technology sales and in 1998 became Chief Operating Officer for AMC Computer Corp.—a high-end, solutions-based systems integration consulting firm, and then served as a consultant at Financial Security Assurance from October 2004 to April 2006. Prior to this, he was Vice President of Word Pro's Business Systems for eight years. Mr. Israel holds a M.B.A. from St. John's University and a Bachelors of Business Administration degree in Marketing from The George Washington University. He also participated in the MIT Executive Program in Corporate Strategy.

Tom Iven was named Senior Vice President, Park Operations for Six Flags' West Coast parks in May 2010. Mr. Iven began his career at Six Flags in 1976 as a seasonal employee and became a full-time employee in 1981. He held a number of management positions within several parks including Six Flags Magic Mountain and Six Flags Over Texas before being named General Manager of Six Flags St. Louis in 1998. In 2001, Mr. Iven was promoted to Executive Vice President, Western Region comprised of 17 parks, a post he held until 2006 when he was named Senior Vice President. In his current role, Mr. Iven is responsible for managing all operating functions for Six Flags' eight Western parks as well as oversight of Engineering and the Project Management Office, overseeing operating efficiency programs for all 18 parks in the Six Flags portfolio. Mr. Iven holds a B.S. degree from Missouri State University.

Nancy A. Krejsa was named Senior Vice President, Investor Relations and Corporate Communications at Six Flags in October 2010 and is responsible for investor relations, corporate communications, public relations and international strategy. Ms. Krejsa previously served as Senior Vice President, Strategy and Communications for Siemens Healthcare Diagnostics from November 2007 to

September 2010. Prior to Siemens' acquisition of Dade Behring, Ms. Krejsa was responsible for Corporate Communications and Investor Relations for Dade Behring. Ms. Krejsa joined Dade Behring in 1994 and held a number of Financial and Operational roles at Dade Behring, including Assistant Controller, Treasurer and Vice President of U.S. Operations. Prior to joining Dade Behring, Ms. Krejsa held a number of financial management positions at American Hospital Supply and Baxter International, including Vice President, Controller of the $5 billion Hospital Supply Distribution business. Ms. Krejsa has a B.S. in Finance from Indiana University and an M.B.A. in Accounting from DePaul University.

David McKillips was named Senior Vice President, Corporate Alliances of Six Flags in September 2010 and is responsible for managing corporate sponsorships, media networks and licensed promotions. Mr. McKillips has 18 years of experience in the entertainment and theme park industry, specializing in promotion, sponsorship and consumer product licensing sales. In his current role, Mr. McKillips oversees the company's local, national and international sponsorship and media sales teams. Prior to joining Six Flags, from November 1997 to April 2006, Mr. McKillips served as Vice President of Advertising & Custom Publishing Sales for DC Comics, a division of Warner Bros. Entertainment and home to some of the world's most iconic superheroes, including Superman, Batman and Wonder Woman. He started his career with Busch Entertainment, serving roles within the operations, entertainment, group sales and promotions departments at Sea World in Orlando, Florida and then at Sesame Place in Langhorne, Pennsylvania, as Manager of Promotions. Mr. McKillips holds a B.A. degree in Speech Communication from the University of Georgia.

John Odum was named Senior Vice President, Park Operations for Six Flags' East Coast parks in May 2010. Mr. Odum began his career with Six Flags in 1974 where he held multiple supervisory and management positions within the areas of Entertainment, Rides, Park Services, Security, Admissions, Food Service, Merchandise, Games & Attractions and Finance. Additionally, Mr. Odum has served as the Park President in St. Louis, San Antonio and Atlanta. In 2003, he moved into an Executive Vice President role overseeing all operations for the 10 central division parks while also assuming company-wide responsibilities for the Maintenance/Engineering Division and Capital Spending administration. In his current role, Mr. Odum is responsible for managing all operating functions for Six Flags' 10 East Coast parks as well as the oversight of Operations, Entertainment and Design for all 18 parks in the Six Flags portfolio. Mr. Odum holds a B.S. in Business Management from Presbyterian College.

Brett Petit was named Senior Vice President, Marketing of Six Flags in June 2010. Mr. Petit has 30 years in the theme and water park industry, managing marketing strategy for more than 65 different theme parks, water parks and family entertainment centers across the country. In his role, he oversees all aspects of marketing strategy, advertising, promotions, group sales and online marketing. Prior to joining Six Flags, Mr. Petit served from March 2007 to June 2010 as Senior Vice President of Marketing & Sales for Palace Entertainment, an operator of theme parks and attractions with 38 locations hosting 14 million visitors. Before that, he worked 12 years as Senior Vice President of Marketing for Paramount Parks with over 12 million visitors and spent 13 years with Busch Entertainment Theme Parks as Marketing Vice President and Director of Sales. Mr. Petit holds a B.A. from University of South Florida.

Leonard A. Russ was named Vice President and Chief Accounting Officer of Six Flags in October 2010 and is responsible for overseeing the Company's accounting function and the finance functions of the West Coast parks. Mr. Russ began his career at Six Flags in 1989 as a seasonal employee and became a full-time employee in 1995. He held a number of management positions within the Company before being named Director of Internal Audit in 2004. In 2005, Mr. Russ was promoted to Controller, a position he held until being promoted to Chief Accounting Officer. Mr. Russ holds a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington.

Available Information

Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, are available free of charge through our website at www.sixflags.com/investors. References to our website in this Annual Report on Form 10-K are provided as a convenience and do not constitute an incorporation by reference of the information contained on, or accessible through, the website. Therefore, such information should not be considered part of this Annual Report on Form 10-K. These reports, and any amendments to these reports, are made available on our website as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the United States Securities and Exchange Commission (the "SEC"). Copies are also available, without charge, by sending a written request to Six Flags Entertainment Corporation, 924 Avenue J East, Grand Prairie, TX 75050, Attn: Investor Relations.

Our website, www.sixflags.com/investors, also includes items related to corporate governance matters including the charters of our Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, our Corporate Governance Principles, our Code of Business Conduct and our Code of Ethics for Senior Financial Management. Copies of these materials are also available, without charge, by sending a written request to Six Flags Entertainment Corporation, 924 Avenue J East, Grand Prairie, TX 75050, Attn: Investor Relations.

ITEM 1A. RISK FACTORS

Set forth below are the principal risks that we believe are material to our business and should be considered by our security holders. We operate in a continually changing business environment and, therefore, new risks emerge from time to time. This section contains forward-looking statements. For an explanation of the qualifications and limitations on forward-looking statements, see "Cautionary Note Regarding Forward-Looking Statements."

Risks Relating to Our Business

General economic conditions throughout the world may have an adverse impact on our business, financial condition or results of operations.

General economic conditions and the global recession may have an adverse impact on our business and our financial condition. The current negative economic conditions affect our guests' levels of discretionary spending. A decrease in discretionary spending due to decreases in consumer confidence in the economy or us, a continued economic slowdown or further deterioration in the economy, could adversely affect the frequency with which our guests choose to visit our theme parks and the amount that our guests spend on our products when they visit. This could lead to a decrease in our revenues, operating income and cash flows.

Additionally, general economic conditions throughout the world could impact our ability to obtain supplies, services and credit as well as the ability of third parties to meet their obligations to us, including, for example, payment of claims by our insurance carriers and/or the funding of our lines of credit.

Our growth strategy may not achieve the anticipated results.

Our future success will depend on our ability to grow our business, including through capital investments to improve existing parks, rides, attractions and shows, as well as in-park services and product offerings. Our growth and innovation strategies require significant commitments of management resources and capital investments and may not grow our revenues at the rate we expect or at all. As a result, we may not be able to recover the costs incurred in developing our new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect our business, financial condition or results of operations.

We may not obtain the desired improvements in operational and financial performance established in our aspirational goals, including those related to Project 500.

From time to time we establish aspirational goals for our operational and financial performance, including the "Project 500" aspirational goal established in mid-2011 to achieve Modified EBITDA of $500 million by 2015. We may seek to reach our aspirational goals through programs targeted at our key revenue drivers, marketing programs, pricing programs, operational changes and process improvements that are intended to increase revenue, reduce costs and improve our operational and financial performance. There is no assurance that these programs, changes and improvements will be successful or that we will achieve our aspirational goals at all or in the timeframe in which we seek to achieve them.

The theme park industry competes with numerous entertainment alternatives and such competition may have an adverse impact on our business, financial condition or results of operations.

Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, home entertainment options, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure time industries generally, such as general economic conditions, including relative fuel prices, and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment. If we are unable to compete effectively against entertainment alternatives or on the basis of principal competitive factors of the park, our business, financial condition or results of operations may be adversely affected.

We could be adversely affected by changes in public and consumer tastes.

The success of our parks depends substantially on consumer tastes and preferences that can change in often unpredictable ways and on our ability to ensure that our parks meet the changing preferences of the broad consumer market. We carry out research and analysis before acquiring new parks or opening new rides or attractions and often invest substantial amounts before we learn the extent to which these new parks and new rides or attractions will earn consumer acceptance. If visitor volumes at our parks were to decline significantly or if new rides and entertainment offerings at our parks do not achieve sufficient consumer acceptance, revenues may decline. Our results of operations may also be adversely affected if we fail to retain long term customer loyalty or provide satisfactory customer service.

Adverse weather conditions—bad weather can adversely impact attendance at our parks.

Because most of the attractions at our theme parks are outdoors, attendance at our parks is adversely affected by bad weather and forecasts of bad weather. The effects of bad weather on attendance can be more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. We believe that our operating results in certain years were adversely affected by abnormally hot, cold and/or wet weather in a number of our major U.S. markets. In addition, since a number of our parks are geographically concentrated in the eastern portion of the United States, a weather pattern that affects that area could adversely affect a number of our parks. Also, bad weather and forecasts of bad weather on weekend days have greater negative impact than on weekdays because weekend days are typically peak days for attendance at our parks.

Our operations are seasonal.

Our operations are seasonal. Approximately 80% of our annual park attendance and revenue occurs during the second and third calendar quarters of each year. As a result, when conditions or events described in the above risk factors occur during the operating season, particularly during the peak months of July and August, there is only a limited period of time during which the impact of those conditions or events can be mitigated. Accordingly, such conditions or events may have a disproportionately adverse effect on our revenues and cash flow. In addition, most of our expenses for maintenance and costs of adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a sequential quarter-to-quarter comparison is not a good indication of our performance or of how we will perform in the future.

Local conditions, events, natural disasters, disturbances, contagious diseases and terrorist activities can adversely impact park attendance.

Lower attendance at our parks may be caused by various local conditions, events, weather, contagious diseases, or natural disasters. In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which could negatively affect our image. This may result in a decrease in attendance at the affected parks.

Our business and financial results were adversely impacted by the terrorist activities occurring in the United States on September 11, 2001. Terrorist alerts and threats of future terrorist activities may adversely affect attendance at our parks. We cannot predict what effect any further terrorist activities that may occur in the future may have on our business, financial condition or results of operations.

There is a risk of accidents occurring at our parks or competing parks which may reduce attendance and negatively impact our operations.

Our brand and our reputation are among our most important assets. Our ability to attract and retain customers depends, in part, upon the external perceptions of the Company, the quality and safety of our parks and services and our corporate and management integrity. While we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury (including water-borne illnesses on water rides) at any of our parks or at parks operated by our competitors, particularly accidents or injuries involving the safety of guests and employees, and the media coverage thereof, could negatively impact our brand or reputation, reduce attendance at our parks, cause a decrease in revenues and negatively impact our results of operations. The considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by such incidents. If any such incident occurs during a time of high seasonal demand, the effect could disproportionately impact our results of operations for the year. Our current insurance policies may not provide adequate coverage in the event we are found liable in connection with such an incident. In addition, the majority of our current insurance policies expire on December 31, 2013. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable to any subsequent insurance coverage, the level of aggregate coverage available or the availability of coverage for specific risks. If we become subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by employees, there may be a material adverse effect on our operations.

If we are not able to fund capital expenditures and invest in future attractions and projects in our parks, or unanticipated construction delays in completing such projects, or significant ride downtime, occur, these events could adversely affect our revenues.

A principal competitive factor for a theme park is the uniqueness and perceived quality of its rides and attractions. Accordingly, the regular addition of new rides and attractions is important, and a key element for our revenue growth is strategic capital spending on new rides and attractions. Our ability to fund capital expenditures will depend on our ability to generate sufficient cash flow from operations and to raise capital from third parties. We cannot assure that our operations will be able to generate sufficient cash flow to fund such costs, or that we will be able to obtain sufficient financing on adequate terms, or at all, which could cause us to delay or abandon certain projects or plans. In addition, any construction delays or ride downtime can adversely affect our attendance and our ability to realize revenue growth.

Our leases contain default provisions that, if enforced or exercised by the landlord, could significantly impact our operations at those parks.

Certain of our leases permit the landlord to terminate the lease if there is a default under the lease, including, for example, our failure to pay rent, utilities and applicable taxes in a timely fashion or to maintain certain insurance. If a landlord were to terminate its lease, it would halt our operations at that park and, depending on the size of the park, could have a negative impact on our financial condition and results of operations. In addition, any disputes that may result from such a termination may be expensive to pursue and may divert money and management's attention from our other operations and adversely affect our business, financial condition or results of operations.

Product recalls, product liability claims and associated costs could adversely affect our reputation and our financial condition.

We sell food, toys and other retail products, the sale of which involves legal and other risks. We may need to recall food products if they become contaminated, and we may need to recall toys, games or other retail merchandise if there is a design or product defect. Even though we are resellers of food and retail merchandise, we may be liable if the consumption or purchase of any of the products we sell causes illness or injury. A recall could result in losses due to the cost of the recall, the destruction of product and lost sales due to the unavailability of product for a period of time. A significant food or retail product recall could also result in adverse publicity, damage to our reputation and loss of consumer confidence in our parks, which could have a material adverse effect on our business, financial condition or results of operations.

Cyber security risks and the failure to maintain the integrity of internal or guest data could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

We collect and retain large volumes of internal and guest data, including credit card numbers and other personally identifiable information, for business purposes, including for transactional or target marketing and promotional purposes, and our various information technology systems enter, process, summarize and report such data. We also maintain personally identifiable information about our employees. The integrity and protection of our guest, employee and Company data is critical to our business and our guests and employees have a high expectation that we will adequately protect their personal information. The regulatory environment, as well as the requirements imposed on us by the credit card industry, governing information, security and privacy laws is increasingly demanding and continue to evolve. Maintaining compliance with applicable security and privacy regulations could adversely impact our ability to market our parks, products and services to our guests. In addition, such compliance measures as well as protecting our guests from consumer fraud could increase our operating costs. Furthermore, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss, fraudulent or unlawful use of guest, employee or Company data which could harm our reputation, disrupt our operations, or result in remedial and other costs, fines or lawsuits.

Current or future litigation costs may adversely affect our business, financial condition or results of operations.

We have been and continue to be involved in legal proceedings, claims and other litigation that arise in the ordinary course of business. Litigation can be expensive, lengthy and disruptive to normal business operations, including to our management due to the increased time and resources required to respond to and address the litigation. The results of complex legal proceedings are often uncertain and difficult to predict. An unfavorable outcome of any particular matter or any future legal proceedings could have a material adverse effect on our business, financial condition or results of operations. In the future, we could incur judgments or enter into settlements of claims that could harm our financial position and results of operations. For additional information regarding certain lawsuits in which we have been or are involved, see "Business—Legal Proceedings."

We may be subject to claims for infringing the intellectual property rights of others, which could be costly and result in the loss of intellectual property rights.

We cannot be certain that we do not and will not infringe the intellectual property rights of others. We have been in the past, and may be in the future, subject to litigation and other claims in the ordinary course of our business based on allegations of infringement or other violations of the intellectual property rights of others. Regardless of their merits, intellectual property claims can divert the efforts of our personnel and are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial money damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party's rights. We may have to seek a license (if available on acceptable terms, or at all) to continue offering products and services, which may increase our operating expenses.

Increased costs of labor, pension, post-retirement and medical and other employee health and welfare benefits may reduce our results of operations.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and employees. As of December 31, 2012, approximately 17.8% of our full-time and approximately 12.2% of our seasonal employees are subject to labor agreements with local chapters of national unions. These labor agreements expire in December 2013 (Six Flags Over Georgia), December 2014 (Six Flags Magic Mountain and one union at Six Flags Great Adventure), and January 2015 (Six Flags Over Texas, Six Flags St. Louis and the other union at Six Flags Great Adventure). The labor agreements for La Ronde expire in various years ranging from December 2010 (currently under negotiation) through December 2015. We could experience a material labor disruption, significantly increased labor costs or litigation relating to employment and/or wage and hour disputes. Increased labor costs, due to competition, increased minimum wage or employee benefit costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees to keep pace with our needs. If we are unable to do so, our results of operations may be adversely affected.

With approximately 1,900 full-time employees, our results of operations are also substantially affected by costs of retirement and medical benefits. In recent years, we have experienced increases in these costs as a result of macro-economic factors beyond our control, including increases in health care costs, declines in investment returns on pension plan assets and changes in discount rates used to calculate pension and related liabilities. At least some of these macro-economic factors may continue to put pressure on the cost of providing pension and medical benefits. Changes to the U.S. healthcare laws that become effective in 2014 may cause our healthcare costs to increase as well. There can be no assurance that we will succeed in limiting cost increases, and continued upward pressure, including any as a result of new legislation, could reduce the profitability of our businesses.

Additionally, we contribute to multiple defined benefit multiemployer pension plans on behalf of our collectively bargained employees of Six Flags Great Adventure LLC. If we were to cease contributing to or otherwise incur a withdrawal from any such plans, we could be obligated to pay withdrawal liability assessments based on the underfunded status (if any) of such plans at the time of the withdrawal. The amount of any multiemployer pension plan underfunding can fluctuate from year to year, and thus there is a possibility that the amount of withdrawal liability that we could incur in the future could be material.

We depend on a seasonal workforce, many of which are paid at minimum wage.

Our park operations are dependent in part on a seasonal workforce, many of which are paid at minimum wage. We manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place for peak and low seasons. We cannot guarantee that material increases in the cost of securing our seasonal workforce will not occur in the future. Increased state or federal minimum wage requirements, seasonal wages or an inadequate workforce could have an adverse impact on our results of operations.

Our operations and our ownership of property subject us to environmental, health and safety regulations, which create uncertainty regarding future environmental expenditures and liabilities.

Our operations involve wastewater and stormwater discharges and air emissions, and as a result are subject to environmental, health and safety laws, regulations and permitting requirements. These requirements are administered by the U.S. Environmental Protection Agency and the states and localities where our parks are located (and can also often be enforced through citizen suit provisions), and include the requirements of the Clean Water Act and the Clean Air Act. Our operations also involve maintaining underground and aboveground storage tanks, and managing and disposing of hazardous substances, chemicals and materials and are subject to federal, state and local laws and regulations regarding the use, generation, manufacture, storage, handling and disposal of these substances, chemicals and materials, including the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). A portion of our capital expenditures budget is intended to ensure continued compliance with environmental, health and safety laws, regulations and permitting requirements. In the event of contamination or injury as a result of a release of or exposure to regulated materials, we could be held liable for any resulting damages. For example, pursuant to CERCLA, past and current owners and operators of facilities and persons arranging for disposal of hazardous substances may be held strictly, jointly and severally liable for costs to remediate releases and threatened releases of hazardous substances. The costs of investigation, remediation or removal of regulated materials may be substantial, and the presence of those substances, or the failure to remediate property properly, may impair our ability to use, transfer or obtain financing regarding our property. Our activities may be affected by new legislation or changes in existing environmental, health and safety laws. For example, the state or federal government having jurisdiction over a given area may enact legislation and the U.S. Environmental Protection Agency or applicable state entity may propose new regulations or change existing regulations that could require our parks to reduce certain emissions or discharges. Such action could require our parks to install costly equipment or increase operating expenses. We may be required to incur costs to remediate potential environmental hazards, mitigate environmental risks in the future, or comply with other environmental requirements.

We may not be able to attract and retain key management and other key employees.

Our employees, particularly our key management, are vital to our success and difficult to replace. We may be unable to retain them or to attract other highly qualified employees, particularly if we do not offer employment terms competitive with the rest of the market. Failure to attract and retain highly qualified employees, or failure to develop and implement a viable succession plan, could result in inadequate depth of institutional knowledge or skill sets, adversely affecting our business.

We may not realize the benefits of acquisitions or other strategic initiatives.

Our business strategy may include selective expansion, both domestically and internationally, through acquisitions of assets or other strategic initiatives, such as joint ventures, that allow us to profitably expand our business and leverage our brand. The success of our acquisitions depends on effective integration of acquired businesses and assets into our operations, which is subject to risks and uncertainties, including realization of anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management's attention from other business concerns, and undisclosed or potential legal liabilities of an acquired businesses or assets. Additionally, any international transactions are subject to additional risks, including the impact of economic fluctuations in economies outside of the United States, difficulties and costs of staffing and managing foreign operations due to distance, language and cultural differences, as well as political instability and lesser degree of legal protection in certain jurisdictions, currency exchange fluctuations and potentially adverse tax consequences of overseas operations.

Risks Related to Our Indebtedness and Common Stock

Our substantial monetary obligations require that a portion of our cash flow be used to pay interest and fund other obligations.

We must satisfy the following obligations with respect to the Partnership Parks:

- We must make annual distributions to our partners in the Partnership Parks, which will amount to approximately $66.3 million in 2013 (based on our ownership of units as of December 31, 2012, our share of the distribution will be approximately $28.8 million), with similar amounts (adjusted for changes in cost of living) payable in future years.
- We must spend a minimum of approximately 6% of each of the Partnership Parks' annual revenues over specified periods for capital expenditures.
- Each year we must offer to purchase all outstanding limited partnership units from our partners in the Partnership Parks. The remaining redeemable units of the Georgia limited partner and Texas limited partner, respectively, represent an ultimate redemption value for the limited partnership units of approximately $348.2 million at December 31, 2012. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions. In future years, we may need to incur indebtedness under the 2011 Credit Facility to satisfy such unit purchase obligations.

We expect to use cash flow from the operations at the Partnership Parks to satisfy all or part of our annual distribution and capital expenditure obligations with respect to these parks before we use any of our other funds. The two partnerships generated approximately $52.8 million of cash in 2012 from operating activities after deduction of capital expenditures and excluding the impact of short-term intercompany advances from or repayments to us. At December 31, 2012 and 2011, we had loans outstanding of $239.3 million to the partnerships that own the Partnership Parks, primarily to fund the acquisition of Six Flags White Water Atlanta, working capital and capital improvements. The obligations relating to SFOG continue until 2027 and those relating to SFOT continue until 2028. In the event of a default by us under the Subordinated Indemnity Agreement or of our obligations to our partners in the Partnership Parks, these arrangements would permit Time Warner to take full control of both the entities that own limited partnership units and the managing partner. For more information regarding the Subordinated Indemnity Agreement, see "Business—Partnership Park Arrangements."

The vast majority of our capital expenditures in 2013 and beyond will be made on a discretionary basis, although such expenditures are important to the parks' ability to sustain and grow revenues. We spent $98.5 million on capital expenditures for all of our continuing operations in the 2012 calendar year (net of property insurance recoveries). Our business plan includes targeted annual capital spending of approximately 9% of revenues. We may not, however, achieve our targeted rate of capital spending, which may cause us to spend in excess of, or less than, our anticipated rate.

Our indebtedness under the 2011 Credit Facility and our other obligations could have important negative consequences to us and investors in our securities. These include the following:

- We may not be able to satisfy all of our obligations, including, but not limited to, our obligations under the instruments governing our outstanding debt, which may cause a cross-default or cross-acceleration on other debt we may have incurred.
- We could have difficulties obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancing or other purposes.
- We could have difficulties obtaining additional financing to fund our annual Partnership Park obligations if the amount of the 2011 Credit Facility is insufficient.
- We will have to use a significant part of our cash flow to make payments on our debt and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.
- Adverse economic or industry conditions may have more of a negative impact on us.

We cannot be sure that cash generated from our parks will be as high as we expect or that our expenses will not be higher than we expect. Because a portion of our expenses are fixed in any given year, our operating cash flows are highly dependent on revenues, which are largely driven by attendance levels, in-park sales and sponsorship and licensing activity. A lower amount of cash generated from our parks or higher expenses than expected, when coupled with our debt obligations, could adversely affect our ability to fund our operations.

Holdings is a holding company whose primary assets consist of shares of stock or other equity interests in its subsidiaries, and Holdings conducts substantially all of its current operations through its subsidiaries. Almost all of its income is derived from its subsidiaries. Accordingly, Holdings is dependent on dividends and other distributions from its subsidiaries to generate the funds necessary to meet its obligations. We had $629.2 million of cash and cash equivalents on a consolidated basis at December 31, 2012, of which $55.4 million was held at Holdings.

The instruments governing our indebtedness include financial and other covenants that will impose restrictions on our financial and business operations.

The instruments governing our indebtedness restrict our ability to, among other things, incur additional indebtedness, incur liens, make investments, sell assets, pay dividends, repurchase stock or engage in transactions with affiliates. In addition, the 2011 Credit Facility contains financial covenants that will require us to maintain a minimum interest coverage ratio and a maximum senior secured leverage ratio. These covenants may have a material impact on our operations. If we fail to comply with the covenants in the 2011 Credit Facility or the indenture governing the senior unsecured notes and are unable to obtain a waiver or amendment, an event of default would result under the applicable debt instrument.

Events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting our financial covenant ratios under the 2011 Credit Facility. The need to comply with these financial covenants and restrictions could limit our ability to execute our strategy and expand our business or prevent us from borrowing more money when necessary.

The 2011 Credit Facility and the indenture governing the senior unsecured notes also contain other events of default customary for financings of these types, including cross defaults to certain other indebtedness, cross acceleration to other indebtedness and certain change of control events. If an event of default were to occur, the lenders under the 2011 Credit Facility could declare outstanding borrowings under the 2011 Credit Facility immediately due and payable and the holders of senior unsecured notes could elect to declare the notes to be due and payable, together with accrued and unpaid interest. We cannot provide assurance that we would have sufficient liquidity to repay or refinance such indebtedness if it was accelerated upon an event of default. In addition, an event of default or declaration of acceleration under the 2011 Credit Facility could also result in an event of default under other indebtedness.

We can make no assurances that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

We may be unable to service our indebtedness.

Our ability to make scheduled payments on and to refinance our indebtedness, including the 2011 Credit Facility and the senior unsecured notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the senior unsecured notes, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt, including the senior unsecured notes, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. If we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you that the terms of any such transaction will be satisfactory to us or if, or how soon, any such transaction could be completed.

The market price of Holdings' common stock may be volatile, which could cause the value of an investment in Holdings' common stock to decline.

The ownership in Holdings' common stock is slightly concentrated, which might limit the liquidity of the market for Holdings' common stock. We can give no assurances about future liquidity in the trading market for Holdings' common stock. If there is limited liquidity in the trading market for Holdings' common stock, a sale of a large number of shares of Holdings' common stock could be adversely disruptive to the market price of Holdings' common stock.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of Holdings' common stock. These risks include those described or referred to in this "Risk Factors" section and in other documents incorporated herein by reference as well as, among other things:

- Our operating and financial performance and prospects;

- Our ability to repay our debt;
- Our access to financial and capital markets to refinance our debt or replace the existing credit facilities;
- Investor perceptions of us and the industry and markets in which we operate;
- Our dividend policy;
- Our stock repurchase program;
- Future sales of equity or equity-related securities;
- Changes in earnings estimates or buy/sell recommendations by analysts; and
- General financial, domestic, economic and other market conditions.

Changes in our credit ratings could adversely affect the price of Holdings' common stock.

Credit rating agencies continually review their ratings for the companies they follow including our company. Upon our emergence from bankruptcy the rating agencies evaluated our new credit facilities. Moody's Investors Service and Standard & Poor's provided an initial corporate family rating of B2 and B, respectively. In November 2010, Moody's upgraded our credit rating to B1 and Standard & Poor's upgraded our credit rating to B+. In February 2011, Standard & Poor's increased our credit rating to BB−. In November 2011, Standard & Poor's updated our credit rating to BB. In connection with the issuance of the senior unsecured notes in December 2012, Moody's assigned a B3 rating to the notes, upgraded our credit facility rating to Ba2, and affirmed our B1 corporate family rating. Standard & Poor's assigned a BB− rating to the notes and affirmed our BB corporate credit rating. Both rating agencies have placed our ratings on "stable outlook." We cannot assure you that our ratings will not experience a negative change in the future. A negative change in our ratings or the perception that such a change might occur could adversely affect the market price of Holdings' common stock.

Various factors could affect Holdings' ability to sustain its dividend.

Holdings' ability to pay a dividend on its common stock or sustain it at current levels is subject to our ability to generate sufficient cash flow to pay dividends. In addition, our debt agreements contain certain limitations on the amount of cash we are permitted to distribute to our stockholders by way of dividend or stock repurchase. Lastly, a portion of our indebtedness bears interest at a floating rate and substantial increases in interest rates could limit the amount of cash we have available to pay dividends.

Provisions in Holdings' corporate documents and the law of the State of Delaware as well as change of control provisions in certain of our debt and other agreements could delay or prevent a change of control, even if that change would be beneficial to stockholders, or could have a materially negative impact on our business.

Certain provisions in Holdings' Restated Certificate of Incorporation, the 2011 Credit Facility and the indenture governing the senior unsecured notes may have the effect of deterring transactions involving a change in control of us, including transactions in which stockholders might receive a premium for their shares.

Holdings' Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by Holdings' Board of Directors. The authorization of preferred shares empowers Holdings' Board of Directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. If issued, the preferred stock could also dilute the holders of Holdings' common stock and could be used to discourage, delay or prevent a change of control of us.

Holdings is also subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control in some circumstances. All of the foregoing factors could materially adversely affect the price of the common stock.

The 2011 Credit Facility contains provisions pursuant to which it is an event of default if any "person" becomes the beneficial owner of more than 35% of the common stock. This could deter certain parties from seeking to acquire us and if any "person" were to become the beneficial owner of more than 35% of the common stock, we may not be able to repay such indebtedness.

We have the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area), Canada, Mexico and certain other countries. Warner Bros. can terminate these licenses under certain circumstances, including the acquisition of us by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2012 fiscal year and that remain unresolved.

ITEM 2. PROPERTIES

Set forth below is a brief description of our material real estate at February 1, 2013. See also "Business—Description of Parks."

Six Flags America, Largo, Maryland—515 acres (owned)
Six Flags Discovery Kingdom, Vallejo, California—135 acres (owned)
Six Flags Fiesta Texas, San Antonio, Texas—216 acres (owned)
Six Flags Great Adventure & Wild Safari and Hurricane Harbor, Jackson, New Jersey—2,200 acres (owned)
Six Flags Great America, Gurnee, Illinois—304 acres (owned)
Six Flags Hurricane Harbor, Arlington, Texas—47 acres (owned)
Six Flags Hurricane Harbor, Valencia, California—12 acres (owned)
Six Flags Magic Mountain, Valencia, California—250 acres (owned)
Six Flags Mexico, Mexico City, Mexico—110 acres (occupied pursuant to concession agreement)(1)
Six Flags New England, Agawam, Massachusetts—262 acres (substantially all owned)
Six Flags Over Georgia, Austell, Georgia—283 acres (leasehold interest)(2)
Six Flags Over Texas, Arlington, Texas—217 acres (leasehold interest)(2)
Six Flags St. Louis, Eureka, Missouri—503 acres (owned)
Six Flags White Water Atlanta, Marietta, Georgia—69 acres (owned)(3)
La Ronde, Montreal, Canada—146 acres (leasehold interest)(4)
The Great Escape, Queensbury, New York—345 acres (owned)

---

(1) The concession agreement is with the Federal District of Mexico City. The agreement expires in 2017.

(2) Lessor is the limited partner of the partnership that owns the park. The SFOG and SFOT leases expire in 2027 and 2028, respectively, at which time we have the option to acquire all of the interests in the respective lessor that we have not previously acquired.

(3) Owned by the Georgia partnership.

(4) The site is leased from the City of Montreal. The lease expires in 2065.

We have granted to our lenders under the 2011 Credit Facility agreement, a mortgage on substantially all of our owned United States properties.

In addition to the foregoing, we also lease office space and a limited number of rides and attractions at our parks. See Note 16 to the Consolidated Financial Statements for a discussion of lease commitments.

We consider our properties to be well maintained, in good condition and adequate for their present uses and business requirements.

ITEM 3. LEGAL PROCEEDINGS

The nature of the industry in which we operate tends to expose us to claims by guests, generally for injuries. Accordingly, we are party to various legal actions arising in the normal course of business, including the proceedings discussed below.

On March 1, 2007, Safety Braking Corporation, Magnetar Technologies Corp. and G&T Conveyor Co. filed a Complaint for Patent Infringement (the "Patent Complaint") in the United States District Court for the District of Delaware naming SFI, SFTP, and certain of our other subsidiaries as defendants, along with other industry theme park owners and operators. The Patent Complaint alleges that we are liable for direct or indirect infringement of United States Patent No. 5,277,125 because of our ownership and/or operation of various theme parks and amusement rides. The Patent Complaint seeks damages and injunctive relief. On July 8, 2008, the Court entered a Stipulation and Order of Dismissal of Safety Braking Corporation. Thus, as of that date, only Magnetar Technologies Corp. and G&T Conveyor Co. remain as plaintiffs. We have contacted the manufacturers of the amusement rides that we believe may be impacted by this case, requiring such manufacturers to honor their indemnification obligations with respect to this case. We tendered the defense of this matter to certain of the ride manufacturers. Fact and expert discovery has concluded and summary judgment motions were filed in January 2013. The defendants moved for summary judgment that United States Patent No. 5,277,125 was invalid on four separate grounds, that damages for certain rides were barred by the doctrine of laches and/or by the patent owner's failure to mark the patent number on products embodying the patented invention, and that certain rides do not infringe the patent. The plaintiffs moved for summary judgment that certain rides do infringe. Summary judgment briefing is scheduled to be completed in 2013. No trial date has been set. The patent expired in October 2012.

On January 6, 2009, a civil action against us was commenced in the State Court of Cobb County, Georgia. The plaintiff sought damages for personal injuries, including an alleged brain injury, as a result of an altercation with a group of individuals on property next to SFOG on July 3, 2007. Certain of the individuals were employees of the park and were off-duty at the time the altercation occurred. The plaintiff, who had exited the park, claims that we were negligent in our security of the premises. Four of the individuals who allegedly participated in the altercation are also named as defendants in the litigation. Our motion to dismiss the action was denied.

We are party to various other legal actions, including intellectual property disputes and employment and/or wage and hour litigation, arising in the normal course of business. We do not expect to incur any material liability by reason of such actions.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Prior to April 18, 2009, SFI's common stock traded on the New York Stock Exchange under the symbol "SIX." From April 18, 2009 through the Effective Date, prices for SFI's common stock were quoted on the over-the-counter market under the symbol "SIXFQ." On the Effective Date, all of the outstanding common stock and all other outstanding equity securities of SFI, including all options and restricted stock awards, were cancelled pursuant to the terms of the Plan.

Holdings' common stock currently trades on the New York Stock Exchange under the symbol "SIX." The stock began trading on New York Stock Exchange on June 21, 2010.

On May 5, 2011, Holdings' Board of Directors approved a two-for-one stock split of Holdings' common stock effective in the form of a stock dividend of one share of common stock for each outstanding share of common stock. The record date for the stock split was June 15, 2011 and the additional shares of common stock were distributed on June 27, 2011. In accordance with the provisions of our stock benefit plans and as determined by Holdings' Board of Directors, the number of shares available for issuance, the number of shares subject to outstanding equity awards and the exercise prices of outstanding stock option awards were adjusted to equitably reflect the two-for-one stock split.

The table below presents the high and low sales price of our common stock and the quarterly dividend paid per share of common stock, as adjusted to reflect Holdings' two-for-one stock split in June 2011:

	Sales Price Per Share		Dividend Paid Per Share
	High	Low	
2013			
First Quarter (through February 19, 2013)	$65.94	$60.99	—
2012			
Fourth Quarter	$64.95	$53.21	$0.90
Third Quarter	$62.37	$52.48	$0.60
Second Quarter	$54.23	$43.13	$0.60
First Quarter	$49.04	$40.44	$0.60
2011			
Fourth Quarter	$41.64	$24.72	$0.06
Third Quarter	$39.99	$27.70	$0.06
Second Quarter	$40.25	$33.25	$0.03
First Quarter	$36.21	$26.98	$0.03

Holders of Record

As of February 15, 2013, there were approximately 63 stockholders of record of Holdings' common stock. This does not reflect holders who beneficially own common stock held in nominee or street name.

Increase in Quarterly Dividends

In February 2012, Holdings' Board of Directors increased the quarterly cash dividend from $0.06 per share of common stock to $0.60 per share. In October 2012, Holdings' Board of Directors approved a further increase to the quarterly cash dividend from $0.60 per share of common stock to $0.90 per share.

The amount and timing of any future dividends payable on Holdings' common stock are within the sole discretion of Holdings' Board of Directors. Holdings' Board of Directors currently anticipates continuing to pay cash dividends on Holdings' common stock on a quarterly basis. However, the declaration and amount of any future dividends depend on various factors including the Company's earnings, cash flows, financial condition and other factors. Furthermore, the 2011 Credit Facility and the indenture governing the senior unsecured notes include certain limitations on Holdings' ability to pay dividends. For more information, see "Management's Discussion and Analysis—Liquidity and Capital Resources of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K and Note 8 to the Consolidated Financial Statements.

Issuer Purchases of Equity Securities

On February 24, 2011, Holdings' Board of Directors approved a stock repurchase program that permitted Holdings to repurchase up to $60.0 million in shares of Holdings' common stock over a three-year period (the "First Stock Repurchase Plan"). Under the First Stock Repurchase Plan, during the twelve months ended December 31, 2011, Holdings repurchased an aggregate of 1,617,000 shares at a cumulative price of approximately $60.0 million. The small amount of remaining shares that were permitted to be repurchased under the First Stock Repurchase Plan were repurchased in January 2012.

On January 3, 2012, Holdings' Board of Directors approved a new stock repurchase program that permitted Holdings to repurchase up to $250.0 million in shares of Holdings' common stock over a four-year period (the "Second Stock Repurchase Plan"). Under the Second Stock Repurchase Plan, during the nine months ended September 30, 2012, Holdings repurchased an aggregate of 2,077,000 shares at a cumulative price of approximately $98.4 million and at an average price per share of $47.37. The following table sets forth information regarding purchases of Holdings' common stock during the three-month period ended December 31, 2012:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
September 30	—	—	2,077,000	$151,604,000
October 1 - October 31	1,110,000	$62.37	3,187,000	$ 82,358,000
November 1 - November 30	—	—	3,187,000	$ 82,358,000
December 1 - December 31	1,062,000	$60.60	4,249,000	$ 18,021,000
	2,172,000	$61.51	4,249,000	$ 18,021,000

As of January 4, 2013, Holdings had repurchased an additional 289,000 shares at a cumulative price of $18.0 million and an average price per share of $62.31 to complete the permitted repurchases under the Second Stock Repurchase Plan.

On December 11, 2012, Holdings' Board of Directors approved a new stock repurchase program that permits Holdings to repurchase up to $500.0 million in shares of Holdings' common stock over a three-year period (the "Third Stock Repurchase Plan"). As of February 26, 2013, Holdings had repurchased 3,339,000 shares at a cumulative price of approximately $212.3 million and an average price per share of $63.60 under the Third Stock Repurchase Plan.

Performance Graph

The following graph shows a comparison of the thirty-two month cumulative total stockholder return on Holdings' common stock (assuming all dividends were reinvested), The Standard & Poor's ("S&P") 500 Stock Index, The S&P Midcap 400 Index and The S&P Entertainment Movies & Entertainment Index. The stock price performance shown in the graph is not necessarily indicative of future price performance.

COMPARISON OF 32 MONTH CUMULATIVE TOTAL RETURN*

Among Six Flags Entertainment Corporation, the S&P 500 Index, the S&P Midcap 400 Index, and the S&P Movies & Entertainment Index



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
5/10/10
6/30/10
9/30/10
12/31/10
3/31/11
6/30/11
9/30/11
12/31/11
3/31/12
6/30/12
9/30/12
12/31/12
Six Flags Entertainment Corporation
S&P 500
S&P Midcap 400
S&P Movies & Entertainment

* $100 invested on 5/10/10 in stock or 4/30/10 in index, including reinvestment of dividends. Fiscal year ending December 31.

	5/10/10	12/31/10	12/31/11	12/31/12
Six Flags Entertainment Corporation	$100.00	$185.11	$282.11	$441.34
S&P 500	$100.00	$107.48	$109.76	$127.32
S&P Midcap 400	$100.00	$111.34	$109.41	$128.97
S&P Movies & Entertainment	$100.00	$101.83	$113.38	$152.66

ITEM 6. SELECTED FINANCIAL DATA

The following financial data is derived from our audited financial statements. You should review this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K and the historical financial statements and related notes contained in this Annual Report on Form 10-K.

Upon emergence from Chapter 11, we adopted fresh start reporting which resulted in our Company becoming a new entity for financial reporting purposes. Accordingly, consolidated financial data on or after May 1, 2010 is not comparable to the consolidated financial data prior to that date.

Our audited financial statements included herein and the following selected historical financial data for the five-year period ended on that date reflect the effects of our reclassification of the results of thirteen parks, including the seven parks which were sold in April 2007 and the Louisville and New Orleans parks, as discontinued operations (in thousands, except per share data).

	Successor			Predecessor		
	Year Ended December 31,		Eight Months Ended December 31,	Four Months Ended April 30,	Year Ended December 31,	
	2012	2011	2010	2010	2009	2008
Statement of Operations Data:						
Theme park admissions	$ 576,708	$ 541,744	$452,189	$ 59,270	$ 482,670	$ 526,550
Theme park food, merchandise and other	437,382	413,844	348,552	52,054	374,685	420,994
Sponsorship, licensing and other fees	39,977	42,380	37,877	11,259	41,577	58,251
Accommodations revenue	16,265	15,206	9,194	5,494	—	—
Total revenue	1,070,332	1,013,174	847,812	128,077	898,932	1,005,795
Operating expenses (excluding depreciation and amortization shown separately below)	411,679	397,874	292,550	115,636	413,817	407,766
Selling, general and administrative (excluding depreciation and amortization shown separately below)	225,875	215,059	142,079	47,608	192,618	211,512
Costs of products sold	80,169	77,286	66,965	12,132	75,296	84,680
Depreciation and amortization	148,045	168,999	118,349	45,675	141,707	135,439
Loss on disposal of assets	8,105	7,615	11,727	1,923	11,135	17,123
Gain on sale of investee	(67,319)	—	—	—	—	—
Interest expense, net	46,624	65,217	53,842	74,134	105,435	183,028
Equity in loss (income) of investee	2,222	3,111	1,372	(594)	(3,122)	806
Loss (gain) on debt extinguishment, net	587	46,520	18,493	—	—	(107,743)
Other expense (income), net	612	73	956	(802)	17,304	14,627
Restructure (recovery) costs	(47)	25,086	37,417	—	—	—
Income (loss) from continuing operations before reorganization items, income taxes and discontinued operations	213,780	6,334	104,062	(167,635)	(55,258)	58,557
Reorganization items, net	2,168	2,455	7,479	(819,473)	101,928	—
Income (loss) from continuing operations before income taxes, and discontinued operations	211,612	3,879	96,583	651,838	(157,186)	58,557
Income tax (benefit) expense	(172,228)	(8,065)	11,177	112,648	2,902	116,630
Income (loss) from continuing operations before discontinued operations	383,840	11,944	85,406	539,190	(160,088)	(58,073)
Income (loss) from discontinued operations	7,273	1,201	(565)	9,759	(34,007)	(21,016)
Net income (loss)	391,113	13,145	84,841	548,949	(194,095)	(79,089)
Less: Net income attributable to noncontrolling interests	(37,104)	(35,805)	(34,788)	(76)	(35,072)	(40,728)
Net income (loss) attributable to Six Flags Entertainment Corporation	$ 354,009	$ (22,660)	$ 50,053	$ 548,873	$(229,167)	$ (119,817)
Net income (loss) applicable to Six Flags Entertainment Corporation common stockholders	$ 354,009	$ (22,660)	$ 50,053	$ 548,873	$(245,509)	$ (141,787)

	Successor			Predecessor		
	Year Ended December 31,		Eight Months Ended December 31,	Four Months Ended April 30,	Year Ended December 31,	
	2012	2011	2010	2010	2009	2008
Net income (loss) per common share outstanding—basic:(1)						
Income (loss) from continuing operations applicable to Six Flags Entertainment Corporation common stockholders	$ 6.44	$ (0.43)	$ 0.92	$ 5.50	$ (2.16)	$ (1.25)
Income (loss) from discontinued operations applicable to Six Flags Entertainment Corporation common stockholders	0.13	0.02	(0.01)	0.10	(0.35)	(0.21)
Net income (loss) applicable to Six Flags Entertainment Corporation common stockholders	$ 6.57	$ (0.41)	$ 0.91	$ 5.60	$ (2.51)	$ (1.46)
Weighted average number of common shares outstanding—basic(1)	53,842	55,075	55,300	98,054	97,720	96,950
Net income (loss) per common share outstanding—diluted:(1)						
Income (loss) from continuing operations applicable to Six Flags Entertainment Corporation common stockholders	$ 6.25	$ (0.43)	$ 0.92	$ 5.50	$ (2.16)	$ (1.25)
Income (loss) from discontinued operations applicable to Six Flags Entertainment Corporation common stockholders	0.13	0.02	(0.01)	0.10	(0.35)	(0.21)
Net income (loss) applicable to Six Flags Entertainment Corporation common stockholders	$ 6.38	$ (0.41)	$ 0.91	$ 5.60	$ (2.51)	$ (1.46)
Weighted average number of common shares outstanding—diluted(1)	55,468	55,075	55,300	98,054	97,720	96,950
Cash dividends declared per common share	$ 2.70	$ 0.18	0.03	—	—	—

(1) All Successor per share amounts have been retroactively adjusted to reflect holdings' two-for-one stock split in June 2011, as described in Note 12 to the Consolidated Financial Statements.

	Successor			Predecessor	
	December 31,			December 31,	
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Cash and cash equivalents(1)	$ 629,208	$ 231,427	$ 187,061	$ 164,830	$ 210,332
Total assets	$3,056,391	$2,648,178	$2,733,253	$2,907,652	$3,030,129
Total long-term debt (excluding current maturities)(2)	$1,398,966	$ 921,940	$ 938,195	$1,966,754	$2,044,230
Total debt(2)	$1,405,206	$ 957,236	$ 971,154	$2,406,580	$2,298,200
Redeemable noncontrolling interests	$ 437,941	$ 440,427	$ 441,655	$ 355,933	$ 414,394
Mandatorily redeemable preferred stock (represented by the PIERS)	$ —	$ —	$ —	$ 306,650	$ 302,382
Stockholders' equity (deficit)	$ 892,219	$ 763,478	$ 863,708	$ (584,174)	$ (376,499)
Noncontrolling interests(3)	$ 3,934	$ 3,670	$ 4,455	—	—

(1) Excludes restricted cash.

(2) Includes debt classified in liabilities subject to compromise at December 31, 2009.

(3) Reflects impact of the FASB ASC 810 adoption on January 1, 2010. See Note 6 to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant components of the Management's Discussion and Analysis of Financial Condition and Results of Operations section include:

- *Overview.* The overview section provides a summary of Six Flags and the principal factors affecting our results of operations.
- *Critical Accounting Policies.* The critical accounting policies section provides detail with respect to accounting policies that are considered by management to require significant judgment and use of estimates and that could have a significant impact on our financial statements.
- *Recent Events.* The recent events section provides a brief description of recent events occurring in our business.
- *Results of Operations.* The results of operations section provides an analysis of our results for the years ended December 31, 2012 and 2011, the eight months ended December 31, 2010 and the four months ended April 30, 2010. The four months ended April 30, 2010 and the eight months ended December 31, 2010 are distinct reporting periods as a result of our emergence from bankruptcy on April 30, 2010. In addition, we provide a discussion of items affecting the comparability of our financial statements.
- *Liquidity, Capital Commitments and Resources.* The liquidity, capital commitments and resources section provides a discussion of our cash flows for the year ended December 31, 2012 and of our outstanding debt and commitments existing as of December 31, 2012.
- *Market Risks and Security Analyses.* We are principally exposed to market risk related to interest rates and foreign currency exchange rates, which are described in the market risks and security analyses section.
- *Recently Issued Accounting Pronouncements.* This section provides a discussion of recently issued accounting pronouncements applicable to Six Flags, including a discussion of the impact or potential impact of such standards on our financial statements when applicable.

The following discussion and analysis contains forward-looking statements relating to future events or our future financial performance, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Please see the discussion regarding forward-looking statements included under the caption "Cautionary Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors" for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

The following discussion and analysis presents information that we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This information should be read in conjunction with the Consolidated Financial Statements and the notes thereto. The Consolidated Financial Statements and this discussion and analysis reflect the effects of our reclassification of the assets, liabilities and results of parks previously divested, including our Louisville and New Orleans parks, as discontinued operations.

See Note 1 to the Consolidated Financial Statements regarding the impact of the Chapter 11 Filing in June 2009 and our emergence on April 30, 2010.

Overview

We are the largest regional theme park operator in the world based on the number of parks we operate. Of our 18 regional theme and water parks, 16 are located in the United States, one is located in Mexico City, Mexico and one is located in Montreal, Canada. Our parks are located in geographically diverse markets across North America and they generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and retail outlets, thereby providing a complete family-oriented entertainment experience. We work continuously to improve our parks and our guests' experiences and to meet our guests' evolving needs and preferences.

Our revenue is primarily derived from (i) the sale of tickets for entrance to our parks (approximately 54% of revenue in 2012), (ii) the sale of food and beverages, merchandise, games and attractions, parking and other services inside our parks, and (iii) sponsorship, licensing and other fees. Revenues from ticket sales and in park sales are primarily impacted by park attendance. Revenues from sponsorship, licensing and other fees can be impacted by the term, timing and extent of services and fees under these arrangements, which can result in fluctuations from year to year. During 2012, our park earnings before interest, tax expense, depreciation and amortization (Park EBITDA) improved as a result of increased revenues. The increase in revenue was driven by a 6% increase in attendance during 2012. Our cash operating costs increased primarily as a result of labor and fringe benefit costs associated with the increased volume demands and incentive compensation.

Our principal costs of operations include salaries and wages, employee benefits, advertising, outside services, maintenance, utilities and insurance. A large portion of our expenses is relatively fixed because our costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of the Consolidated Financial Statements in conformity with GAAP. Results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our consolidated financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Accounting for the Chapter 11 Filing

We follow the accounting prescribed by FASB ASC 852, which provides guidance for periods subsequent to a Chapter 11 filing regarding the presentation of liabilities that are and are not subject to compromise by the Bankruptcy Court proceedings, as well as the treatment of interest expense and presentation of costs associated with the proceedings.

In accordance with FASB ASC 852, debt discounts or premiums as well as debt issuance costs should be viewed as valuations of the related debt. When the debt has become an allowed claim and the allowed claim differs from the carrying amount of the debt, the recorded carrying amount should be adjusted to the allowed claim. During the second quarter of 2009, we wrote-off costs that were associated with unsecured debt that was included in liabilities subject to compromise at April 30, 2010. Premiums and discounts as well as debt issuance cost on debt that was not subject to compromise, such as fully secured claims, were not adjusted.

Because the former stockholders of SFI owned less than 50% of the voting shares after SFI emerged from bankruptcy, we adopted fresh start accounting effective May 1, 2010 whereby our assets and liabilities were recorded at their estimated fair value using the principles of purchase accounting contained in FASB ASC Topic 805. The difference between our estimated fair value and our identifiable assets and liabilities was recorded as goodwill. See Note 1(b) to the Consolidated Financial Statements for a discussion of application of fresh start accounting and effects of the Plan. The implementation of the Plan and the application of fresh start accounting as discussed in Note 1(b) to the Consolidated Financial Statements results in financial statements that are not comparable to financial statements in periods prior to emergence.

Property and Equipment

With the adoption of fresh start accounting on April 30, 2010, property and equipment was revalued based on the new replacement cost less depreciation valuation methodology. See Note 1(b) to the Consolidated Financial Statements for assumptions used in determining the fair value of property and equipment under fresh start accounting. Property and equipment additions are recorded at cost and the carrying value is depreciated on a straight-line basis over the estimated useful lives of those assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases in which we determine that the useful life of property and equipment should be shortened, we depreciate the remaining net book value in excess of the salvage value over the revised remaining useful life, thereby increasing depreciation expense evenly through the remaining expected life.

Valuation of Long-Lived Assets

Long-lived assets totaled $2,261.4 million at December 31, 2012, consisting of property and equipment ($1,254.6 million), goodwill ($630.2 million) and other intangible assets ($376.6 million). With our adoption of fresh start accounting upon emergence, assets were initially revalued based on the fair values of long-lived assets. See Note 1(b) to the Consolidated Financial Statements for assumptions used in determining fair value of long-lived assets under fresh start accounting.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually, or more frequently if indicators are identified that an asset may be impaired. We identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. We are a single reporting unit. For each year, the fair value of the single reporting unit exceeded our carrying amount (based on a comparison of the market price of our common stock to the carrying amount of our stockholders' equity (deficit)). Accordingly, no impairment was required.

If the fair value of the reporting unit were to be less than the carrying amount, we would compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are not considered to be fully recoverable, any impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Accounting for Income Taxes

As part of the process of preparing the Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation periods for our property and equipment and recognition of our deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets (primarily net operating loss carryforwards) will be recovered by way of offset against taxable income. To the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase or decrease this allowance in a period, we must reflect such amount as income tax expense or benefit in the consolidated statements of operations.

Significant management judgment is required in determining our provision or benefit for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $169.9 million, $426.6 million and $420.1 million at December 31, 2012, December 31, 2011 and December 31, 2010, respectively, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating loss carryforwards and tax credits, before they expire. The valuation allowance at December 31, 2012 is primarily related to state net operating loss carryforwards that cannot be used because we no longer have operations in the states where they were generated. The valuation allowance at December 31, 2011 and December 31, 2010 was based on our estimates of taxable income solely from the reversal of existing deferred tax liabilities by jurisdiction in which we operate and the period over which deferred tax assets reverse. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to increase or decrease our valuation allowance which could materially impact our consolidated financial position and results of operations.

Variables that will impact whether our deferred tax assets will be utilized prior to their expiration include, among other things, attendance, per capita spending and other revenues, capital expenditures, levels of debt, interest rates, operating expenses, sales of assets, and changes in state or federal tax laws. In determining the valuation allowance we do not consider, and under generally accepted accounting principles cannot consider, the possible changes in state or federal tax laws until the laws change. To the extent we reduce capital expenditures, our future accelerated tax deductions for our rides and equipment will be reduced, and our interest expense deductions would decrease as the debt balances are reduced by cash flow that previously would have been utilized for capital expenditures. Increases in capital expenditures without corresponding increases in net revenues would reduce short-term taxable income and increase the likelihood of additional valuation allowances being required as net operating loss carryforwards expire prior to their utilization. Conversely, increases in revenues in excess of operating expenses would reduce the likelihood of additional valuation allowances being required as the short-term taxable income would increase net operating loss carryforwards prior to their expiration. See Note 3(s) to the Consolidated Financial Statements. Subsequent to our emergence from Chapter 11 proceedings, our profitability has increased which has allowed us to begin to project future taxable income after 2012 and assess our valuation allowance as well.

Recent Events

On December 21, 2012, Holdings issued $800.0 million of 5.25% senior unsecured notes due January 15, 2021 (the "2021 Notes"). Also, on December 21, 2012, we entered into an amendment to the 2011 Credit Facility (the "2012 Credit Facility Amendment") that among other things, permitted us to (i) issue the 2021 Notes, (ii) use $350.0 million of the proceeds of the 2021 Notes issuance to repay the $72.2 million that was outstanding under the Term Loan A and $277.8 million of the outstanding balance of the Term Loan B, (iii) use the remaining $450.0 million of proceeds from the 2021 Notes issuance for share repurchases and other corporate matters, and (iv) reduce the interest rate payable on the Term Loan B by 25 basis points. In connection with the 2012 Credit Facility Amendment, the issuance of the 2021 Notes and the repayment of the Term Loan A and a portion of the Term Loan B, we recorded a $0.6 million loss on debt extinguishment for the year ended December 31, 2012.

On December 20, 2011, we entered into a new $1,135.0 million credit agreement (the "2011 Credit Facility"), which replaced the First Lien Amendment and related facilities. The 2011 Credit Facility was comprised of a $200.0 million revolving credit loan facility (the "2011 Revolving Loan"), a $75.0 million Tranche A Term Loan facility (the "Term Loan A") and an $860.0 million Tranche B Term Loan facility (the "Term Loan B" and together with the Term Loan A, the "2011 Term Loans") prior to being amended on December 21, 2012. In certain circumstances, the Term Loan B can be increased by $300.0 million. In connection with the 2011 Credit Facility, we terminated the Senior Credit Facility, repaid in full the $950.0 million Senior Term Loan, and recorded a $42.2 million loss on debt extinguishment for the year ended December 31, 2011. See Note 8 to the Consolidated Financial Statements.

One of our fundamental business goals is to generate superior returns for our stockholders over the long term. As part of our strategy to achieve this goal, we declared and paid quarterly cash dividends in the fourth quarter of 2010 and each quarter during 2011 and 2012. In February 2012, Holdings' Board of Directors increased the quarterly cash dividend from $0.06 per share of common stock to $0.60 per share. In October 2012, Holdings' Board of Directors further increased the quarterly cash dividend from $0.60 per share of common stock to $0.90 per share.

Results of Operations

Summary data for the year ended December 31, 2012, December 31, 2011, the eight months ended December 31, 2010 and the four months ended April 30, 2010 are set forth in the below table (in thousands, except per capita revenue). The four months ended April 30, 2010 and the eight months ended December 31, 2010 are distinct reporting periods as a result of our emergence from bankruptcy on April 30, 2010. References in results of operations and percentage change combine the two periods in order to provide comparability of such information to the year ended December 31, 2011.

	Successor			Predecessor	Percentage Changes	
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010	2012 vs 2011	2011 vs 2010
Total revenue	$1,070,332	$1,013,174	$847,812	$ 128,077	6%	4%
Operating expenses	411,679	397,874	292,550	115,636	3	(3)
Selling, general and administrative	225,875	215,059	142,079	47,608	5	13
Cost of products sold	80,169	77,286	66,965	12,132	4	(2)
Depreciation and amortization	148,045	168,999	118,349	45,675	(12)	3
Loss on disposal of assets	8,105	7,615	11,727	1,923	6	(44)
Gain in sale of investee	(67,319)	—	—	—	N/M	N/M
Interest expense, net	46,624	65,217	53,842	74,134	(29)	(49)
Equity in loss (income) of investee	2,222	3,111	1,372	(594)	(29)	N/M
Loss on debt extinguishment	587	46,520	18,493	—	N/M	152
Other expense (income), net	612	73	956	(802)	N/M	(53)
Restructure costs	(47)	25,086	37,417	—	N/M	(33)
Income (loss) from continuing operations before reorganization items and income taxes	213,780	6,334	104,062	(167,635)	3,275	(110)
Reorganization items, net	2,168	2,455	7,479	(819,473)	(12)	(67)
Income (loss) from continuing operations before income taxes	211,612	3,879	96,583	651,838	5,355	(99)
Income tax (benefit) expense	(172,228)	(8,065)	11,177	112,648	N/M	(107)
Income (loss) from continuing operations	$ 383,840	$ 11,944	$ 85,406	$ 539,190	3,114	(98)
Other Data:						
Attendance	25,735	24,295	21,272	3,018	6	—
Total revenue per capita	$ 41.59	$ 41.70	$ 39.86	$ 42.43	—	4

Year Ended December 31, 2012 vs. Year Ended December 31, 2011

Revenue. Revenue in 2012 totaled $1,070.3 million compared to $1,013.2 million in 2011, representing a 6% increase. The increase in revenues is attributable to a 1.4 million (6%) increase in attendance, partially offset by an $0.11 (0%) decrease in total revenue per capita primarily related to a significantly higher mix of season pass attendance, the negative exchange rate impact on revenue at our parks located in Mexico City and Montreal and decreased sponsorship revenues. The increase in attendance was driven by our strategy to increase season pass sales and the successful marketing of our new rides and attractions. Per capita guest spending increased $0.08 (0%) to $39.41 in 2012 from $39.33 in the prior year. In the first quarter of 2012, we received business interruption insurance proceeds from a claim relating to Hurricane Irene totaling $3.0 million. Excluding the insurance proceeds benefit and the unfavorable foreign currency exchange rate impacts, total guest spending per capita increased $0.16 (0%).

Admissions revenue per capita was up $0.11 (0%) in 2012 compared to the prior year, and reflects primarily a 6% increase in attendance (primarily due to season pass visitation, which lowers per capita spending but increases overall admissions revenue), that was partially offset by (i) increased prices and reduced discounts and (ii) the ticket-related portion of the Hurricane Irene insurance proceeds in the prior year period. The increase in attendance drove increased revenues from food and beverage, rentals, retail, parking and other guest services, but the increased mix of season pass attendance and the negative foreign currency exchange rate impact related to our parks in Mexico City and Montreal resulted in a $0.04 (0%) decrease in non-admissions per capita guest spending in 2012, including the non-admission portion of the insurance proceeds. The non-admissions per capita spending was negatively impacted by $0.10 of foreign currency exchange fluctuation at our parks in Mexico City and Montreal.

Operating Expenses. Operating expenses for 2012 increased $13.8 million (3%) compared to operating expenses in 2011. This increase was primarily driven by increases in (i) salaries, wages and benefits ($13.8 million), and (ii) an increase in operating tax expense primarily related to a refund that was received in 2011 ($1.6 million), offset by a favorable exchange rate impact at our parks in Mexico City and Montreal ($1.6 million).

Selling, general and administrative. Selling, general and administrative expenses for 2012 increased $10.8 million (5%) compared to 2011. The increase primarily reflects an increase in salaries, wages and benefits ($16.0 million) primarily related to an ($8.6 million) increase in stock-based compensation, partially offset by (i) reduced insurance costs ($2.2 million), (ii) the favorable settlement of an old property claim ($1.3 million), (iii) a decrease in advertising expense ($0.7 million) and (iv) a favorable exchange rate impact at our parks in Mexico City and Montreal ($0.6 million).

Costs of products sold. Costs of products sold in 2012 increased $2.9 million (4%) compared to 2011, primarily due to increased revenues in food and beverage and retail partially offset by a favorable exchange rate impact at our parks in Mexico City and Montreal. As a percentage of our in-park guest spending (excluding the Six Flags Great Escape Lodge and Indoor Waterpark), cost of products sold decreased in 2012 compared to 2011.

Depreciation and amortization. Depreciation and amortization expense for 2012 decreased $21.0 million (12%) compared to 2011. The decrease in depreciation and amortization expense is attributable to assets that were fully depreciated and amortized in 2012 as compared to 2011.

Loss on disposal of assets. Loss on disposal of assets increased by $0.5 million in 2012 compared to 2011 primarily related to the loss associated with the transfer to an unrelated third party of our killer whale formerly located at Six Flags Discovery Kingdom, partially offset by a gain recognized from insurance proceeds received in the first quarter of 2012 for certain assets at our East Coast parks damaged by Hurricane Irene during the third quarter of 2011.

Gain on sale of investee. Gain on sale of investee for 2012 of $67.3 million was related to the sale of our interest in DCP.

Interest expense, net. Interest expense, net, for 2012 decreased $18.6 million (29%) compared to 2011, primarily reflecting reduced interest rates resulting from the December 2011 debt refinancing transaction, partially offset by increased interest expense resulting from the 2021 Notes issuance that closed in December 2012.

Equity in loss (income) of investee. The $0.9 million decrease in equity in loss of investee in 2012 compared to 2011 is attributable to selling our interest in DCP in September 2012.

Loss on debt extinguishment. The $0.6 million loss on debt extinguishment in 2012 was recognized on the repayment in full and termination of the $72.2 million Term Loan A and the partial repayment of $277.8 million of the Term Loan B during the 2012 Credit Facility Amendment.

The $46.5 million loss on debt extinguishment in 2011 was primarily the result of the repayment in full and termination of the $950.0 million Senior Term Loan and the termination of the TW Loan in December 2011 in conjunction with the 2011 Credit Facility.

Restructure recovery (costs). During 2012 we recovered the remaining restructure costs that were accrued in 2011. During 2011, restructure costs incurred were attributable to a $23.7 million settlement reached with our former Executive Vice President and Chief Financial Officer during May 2011. During the year ended December 31, 2011, we recorded $25.1 million of restructuring charges for the aforementioned settlement and related costs after consideration of amounts previously accrued.

Reorganization items, net. During 2012 and 2011, we incurred $2.2 million and $2.5 million, respectively, of reorganization items for costs and expenses directly related to the reorganization including fees associated with advisors to the Debtors, certain creditors and the Creditors' Committee (as such term is defined in the Plan). As of December 31, 2012 all of our cases have been closed and there should be minimal reorganization costs, if any, in future periods.

Income tax (benefit) expense. Income tax benefit was $172.2 million in 2012 and $8.1 million for 2011. The 2012 benefit was the result of the release of our valuation allowance that we had on certain of our deferred tax assets. We released the valuation allowance because of our 2012 taxable income generated and our future taxable income projections showed full utilization of our federal net operating loss ("NOL") carryforwards and partial utilization of our state NOL carryforwards before they expired. As a result, we believe that it is more likely than not that we will utilize our deferred tax assets prior to their expiration. The benefit in 2011 was primarily related to reflecting the utilization of NOL carryforwards during 2011. At December 31, 2012, we estimate we had approximately $0.9 billion of NOL carryforwards for federal income tax purposes and $4.7 billion of NOL carryforwards for state income tax purposes. See Note 3(s) and Note 11 to the Consolidated Financial Statements.

Year Ended December 31, 2011 vs. Year Ended December 31, 2010

Revenue. Revenue in 2011 increased $37.3 million (4%) to $1,013.2 million compared to $975.9 million in 2010 reflecting increased per capita guest spending. Per capita guest spending, which excludes sponsorship, licensing, accommodations at the Six Flags Great Escape Lodge and other fees, increased $1.78 (5%) to $39.33 in 2011 compared to $37.55 in 2010. Admissions revenue per capita increased $1.24 (6%) to $22.30 in 2011 compared to $21.06 in 2010, and was driven primarily by improved yield on single day tickets and season pass pricing coupled with a favorable exchange rate impact on admissions revenue per capita at our parks in Mexico City and Montreal of $0.09. Increased revenues from rentals, food and beverage, retail, paid attractions and catering during 2011 resulted in a $0.54 (3%) increase in non-admissions per capita guest spending compared to the prior year period, of which approximately $0.05 was attributable to the stronger Mexican peso and Canadian dollar.

Operating Expenses. Operating expenses for 2011 decreased $10.3 million (3%) compared to operating expenses in 2010. This decrease was primarily driven by decreases in (i) salaries, wages and benefits ($5.7 million), (ii) utilities ($3.3 million), (iii) contract shows ($1.8 million), and (iv) royalty expense ($1.4 million). These decreases were primarily related to our ongoing cost reduction program, our planned reduction in low margin operating days and a reduction in operating days due to adverse weather and were partially offset by an unfavorable exchange rate impact at our parks in Mexico City and Montreal ($1.7 million).

Selling, general and administrative. Selling, general and administrative expenses for 2011 increased $25.4 million (13%) compared to 2010. The increase primarily reflects an increase in non-cash stock-based compensation ($34.9 million) partially offset by (i) a decrease in advertising expense ($6.7 million) and (ii) a decrease in consulting services ($2.7 million).

Costs of products sold. Costs of products sold in 2011 decreased $1.8 million (2%) compared to 2010, primarily due to our strategic decision to replace external vendors with in-house operations, which led to an improvement in gross margins.

Depreciation and amortization. Depreciation and amortization expense for 2011 increased $5.0 million (3%) compared to 2010. The increase was primarily attributable to the full year amortization of the intangible assets that were recorded as a result of the application of fresh start accounting.

Loss on disposal of assets. Loss on disposal of assets decreased by $6.0 million in 2011 compared to 2010 primarily due to the write-off of a project that was terminated at our park in Jackson, New Jersey in 2010.

Interest expense, net. Interest expense, net, for 2011 decreased $62.8 million (49%) compared to 2010, primarily reflecting the $45.3 million of interest accrued on the $400 million outstanding aggregate principal amount of the 2016 Notes to record the liability at the probable estimated allowed claim as of March 31, 2010, as well as a reduction in debt resulting from (i) the confirmation of the Plan, (ii) the August 2010 prepayment on the Exit First Lien Term Loan, and (iii) the December 2010 debt refinancing transaction.

Equity in loss (income) of investee. The $2.3 million increase in equity in loss of investee in 2011 compared to 2010 is attributable to our investment in DCP and their reduced net income in 2011 primarily related to increased costs from their ongoing lawsuit with the Hollywood Foreign Press and increased interest expense.

Loss on debt extinguishment. The $46.5 million loss on debt extinguishment in 2011 was recognized on the repayment in full and termination of the $950.0 million Senior Term Loan and the termination of the TW Loan in December 2011 in conjunction with the 2011 Credit Facility.

The $18.5 million loss on debt extinguishment in 2010 was primarily the result of the $17.5 million loss recognized on the repayment in full, and termination, of the $250.0 million senior secured second lien term loan facility in December 2010 in conjunction with the First Lien Amendment. In addition, a $957,000 net loss on debt extinguishment was recognized in August 2010 as a result of the $25.0 million prepayment made on the Exit First Lien Term Loan.

Restructure costs. During 2011, restructure costs incurred were attributable to a $23.7 million settlement reached with our former Executive Vice President and Chief Financial Officer during May 2011. During the year ended December 31, 2011, we recorded $25.1 million of restructuring charges for the aforementioned settlement and related costs after consideration of amounts previously accrued. During 2010, restructure costs were $37.4 million, consisting primarily of severance and other costs related to our former Chief Executive Officer and other executives leaving the Company, a company-wide workforce reduction and contract terminations related to our new strategic direction.

Reorganization items, net. During 2011, we incurred $2.5 million of reorganization items for costs and expenses directly related to the reorganization including fees associated with advisors to the Debtors, certain creditors and the Creditors' Committee (as such term is defined in the Plan). During 2010, the $812.0 million favorable impact of reorganization items was due to the $1,087.5 million gain on settlement of liabilities subject to compromise recognized on the Effective Date, partially offset by $178.5 million of fresh start accounting adjustments and $89.6 million of other costs and expenses directly related to the reorganization.

Income tax (benefit) expense. Income tax benefit was $8.1 million for 2011 compared to an income tax expense of $123.8 million for 2010, primarily reflecting the utilization of NOL carryforwards. At December 31, 2011, we estimate we had approximately $1.1 billion of NOL carryforwards for federal income tax purposes and $4.5 billion of NOL carryforwards for state income tax purposes. See Note 3(s) and Note 11 to the Consolidated Financial Statements.

Results of Discontinued Operations

The consolidated balance sheets and the consolidated statements of operations for all periods presented reflect select assets of the parks that have been sold or operations discontinued, including the Louisville and New Orleans parks, as assets held for sale, select liabilities as liabilities from discontinued operations and the operating results as results of discontinued operations. See Note 4 to the Consolidated Financial Statements for more information on the impact of the disposition of theme parks on our financial position and results of operations.

Liquidity, Capital Commitments and Resources

General

Our principal sources of liquidity are cash generated from operations, funds from borrowings and existing cash on hand. Our principal uses of cash include the funding of working capital obligations, debt service, investments in parks (including capital projects), common stock dividends, payments to our partners in the Partnership Parks, and common stock repurchases. SFI did not pay a dividend on SFI's common stock during the four months ended April 30, 2010. During the years ended December 31, 2012, 2011 and 2010, Holdings paid $148.3 million, $9.8 million and $1.6 million, respectively, in cash dividends on its common stock. In February 2012, Holdings' Board of Directors increased the quarterly cash dividend from $0.06 per share of common stock to $0.60 per share. In October 2012, Holdings' Board of Directors further increased the quarterly cash dividend from $0.60 per share of common stock to $0.90 per share. The amount and timing of any future dividends payable on Holdings' common stock are within the sole discretion of Holdings' Board of Directors. Based on (i) our current number of shares outstanding and (ii) estimates of share repurchases, restricted stock vesting and option exercises, we currently anticipate paying approximately $175.0 million in cash dividends on our common stock for the 2013 calendar year.

In February 2011, we initiated a stock repurchase program (the "First Stock Repurchase Plan"), which permitted Holdings to repurchase up to $60 million shares of its common stock over a three-year period. Under the First Stock Repurchase Plan, during the twelve months ended December 31, 2011, Holdings repurchased an aggregate of 1,617,000 shares at a cumulative price of approximately $60.0 million. The small amount of remaining shares that were permitted to be repurchased under the First Stock Repurchase Plan were repurchased in January 2012. On January 3, 2012, Holdings' Board of Directors approved a new stock repurchase program that permitted Holdings to repurchase up to $250.0 million in shares of Holdings' common stock over a four-year period (the "Second Stock Repurchase Plan"). During the twelve months ended December 31, 2012, Holding repurchased an aggregate of 4,249,000 shares at a cumulative price of approximately $232.0 million under the Second Stock Repurchase Plan. As of January 4, 2013, Holdings had repurchased an additional 289,000 shares at a cumulative price of approximately $18.0 million and an average price per share of $62.31 to complete the permitted repurchases under the Second Stock Repurchase Plan. On December 11, 2012, Holdings' Board of Directors approved a new stock repurchase program that permits Holdings to repurchase up to an additional $500.0 million in shares of Holdings' common stock over a three-year period (the "Third Stock Repurchase Plan"). As of February 26, 2013, Holdings has repurchased 3,339,000 shares at a cumulative price of approximately $212.3 million and an average price per share of $63.60 under the Third Stock Repurchase Plan.

We believe that, based on historical and anticipated operating results, cash flows from operations, available cash and available amounts under the 2011 Credit Facility will be adequate to meet our liquidity needs, including anticipated requirements for working capital, capital expenditures, common stock dividends, scheduled debt requirements, obligations under arrangements relating to the Partnership Parks and discretionary common stock repurchases.

Our current and future liquidity is greatly dependent upon our operating results, which are driven largely by overall economic conditions as well as the price and perceived quality of the entertainment experience at our parks. Our liquidity could also be adversely affected by a disruption in the availability of credit as well as unfavorable weather, contagious diseases, such as swine or avian flu, accidents or the occurrence of an event or condition at our parks, including terrorist acts or threats, negative publicity or significant local competitive events, that could significantly reduce paid attendance and, therefore, revenue at any of our parks. While we work with local police authorities on security-related precautions to prevent certain types of disturbances, we can make no assurance that these precautions will be able to prevent these types of occurrences. However, we believe that our ownership of many parks in different geographic locations reduces the effects of adverse weather or these other types of occurrences on our consolidated results. If such an adverse event were to occur, we may be unable to borrow under the 2011 Revolving Loan or be required to repay amounts outstanding under the 2011 Credit Facility and/or may need to seek additional financing. In addition, we expect that we may be required to refinance all or a significant portion of our existing debt on or prior to maturity and potentially seek additional financing. The degree to which we are leveraged could adversely affect our ability to obtain any additional financing. See "Cautionary Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors" contained in this Annual Report on Form 10-K.

As of December 31, 2012, our total indebtedness, net of discount, was approximately $1,405.2 million. Based on (i) non-revolving credit debt outstanding on that date, (ii) anticipated levels of working capital revolving borrowings during 2013, (iii) estimated interest rates for floating-rate debt, and (iv) the 2021 Notes, we anticipate annual cash interest payments will aggregate $49.0 million for 2013 and approximately $70.0 million in 2014. The lower amount for 2013 is primarily due to the timing of interest payments on the 2021 Notes in the first year after they were issued. Under the 2011 Credit Facility, approximately 94% of the 2011 Term Loan B is not due until December 2018.

As of December 31, 2012, we had approximately $629.2 million of unrestricted cash and $181.8 million available for borrowing under the 2011 Revolving Loan. Our ability to borrow under the 2011 Revolving Loan is dependent upon compliance with certain conditions, including a maximum senior leverage maintenance covenant and a minimum interest coverage covenant and the absence of any material adverse change in our business or financial condition. If we were to become unable to borrow under the 2011 Revolving Loan, and we failed to meet our projected results from operations significantly, we might be unable to pay in full our off-season obligations. A default under the 2011 Revolving Loan could permit the lenders under the 2011 Credit Facility to accelerate the obligations thereunder. The 2011 Revolving Loan expires on December 20, 2016. The terms and availability of the 2011 Credit Facility and other indebtedness are not affected by changes in the ratings issued by rating agencies in respect of our indebtedness. For a more detailed description of our indebtedness, see Note 8 to the Consolidated Financial Statements.

We currently plan on spending approximately 9% of revenues on capital expenditures for the 2013 calendar year.

During the year ended December 31, 2012, net cash provided by operating activities before reorganization items was $373.4 million. Net cash used in investing activities in 2012 was $27.7 million, consisting primarily of capital expenditures, partially offset by $70.0 million of proceeds we received from the sale of DCP. Net cash provided by financing activities in 2012 was $51.7 million, primarily attributable to the proceeds received from the issuance of the 2021 Notes and the proceeds from the issuance of common stock due to stock option exercises, partially offset by the repurchase of stock, the payment of cash dividends, distributions to our noncontrolling interests, the payment of deferred financing costs and the repayment of borrowings during the 2012 Credit Facility Amendment.

Since our business is both seasonal in nature and involves significant levels of cash transactions, our net operating cash flows are largely driven by attendance and per capita spending levels because much of our cash-based expenses are relatively fixed and do not vary significantly with either attendance or per capita spending. These cash-based operating expenses include salaries and wages, employee benefits, advertising, third party services, repairs and maintenance, utilities and insurance.

Long-Term Debt

Our total debt at December 31, 2012 was $1,405.2 million, which included approximately $800.0 million of the 2021 Notes, $574.1 million under the 2011 Credit Facility and $31.1 million under the HWP Refinance Loan. See Note 8 to the Consolidated Financial Statements for further information on our debt obligations.

Partnership Park Obligations

We guarantee certain obligations relating to the Partnership Parks. These obligations include (i) minimum annual distributions (including rent) of approximately $66.3 million in 2013 (subject to cost of living adjustments in subsequent years) to the limited partners in the Partnerships Parks (based on our ownership of units as of December 31, 2012, our share of the distribution will be approximately $28.8 million), (ii) minimum capital expenditures at each park during rolling five-year periods based generally on 6% of park revenues, (iii) an annual offer to purchase all outstanding limited partnership units at the Specified Prices, which annual offer must remain open from March 31 through late April of each year, and any limited partnership interest "put" during such time period must be fully paid for no later than May 15th of that year, (iv) making annual ground lease payments, and (v) either (a) purchasing all of the outstanding limited partnership interests in the Partnership Parks through the exercise of a call option upon the earlier of the occurrence of certain specified events and the end of the term of the partnerships that hold the Partnership Parks in 2027 (in the case of Georgia) and 2028 (in the case of Texas), or (b) causing each of the partnerships that hold the Partnership Parks to have no indebtedness and to meet certain other financial tests as of the end of the term of such partnership. See Note 16 to Consolidated Financial Statements for additional information.

After payment of the minimum distribution, we are entitled to a management fee equal to 3% of prior year gross revenues and, thereafter, any additional cash will be distributed first to management fee in arrears, repayment of any interest and principal on intercompany loans with any additional cash being distributed 95% to us, in the case of SFOG, and 92.5% to us, in the case of SFOT.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We had guaranteed the payment of a $32.2 million construction term loan incurred by HWP Development LLC ("HWP") for the purpose of financing the construction and development of a hotel and indoor water park located adjacent to The Great Escape theme park in Queensbury, New York, which opened in February 2006. On November 5, 2007, we refinanced the loan with a $33.0 million term loan (the "Refinance Loan") ($31.1 million and $31.5 million of which was outstanding at December 31, 2012 and 2011, respectively), the proceeds of which were used to repay the existing loan. In connection with the refinancing, we replaced our unconditional guarantee with a limited guarantee of the loan, which becomes operative under certain limited circumstances, including the voluntary bankruptcy of HWP or its managing member (in which we own an approximate 49% interest as of December 31, 2012).

Contractual Obligations

Set forth below is certain information regarding our debt, lease and purchase obligations at December 31, 2012 (in thousands):

Contractual Obligations	Payment Due by Period				
	2013	2014 - 2015	2016 - 2017	2018 and beyond	Total
Long term debt(1)—including current portion	$ 6,240	$ 12,644	$ 41,353	$1,353,078	$1,413,315
Interest on long-term debt(2)	49,017	136,605	134,078	169,036	488,736
Real estate and operating leases(3)	6,581	11,995	16,408	159,147	194,131
Purchase obligations(4)	118,153	7,850	8,600	4,000	138,603
Total	$179,991	$169,094	$200,439	$1,685,261	$2,234,785

(1) Payments are shown at principal amount. See Note 8 to the Consolidated Financial Statements for further discussion on long-term debt.

(2) See Note 8 to the Consolidated Financial Statements for further discussion on long-term debt. Amounts shown reflect variable interest rates in effect at December 31, 2012.

(3) Assumes for lease payments based on a percentage of revenues, future payments at 2012 revenue levels. Also does not give effect to cost of living adjustments. Obligations not denominated in U.S. Dollars have been converted based on the exchange rates existing on December 31, 2012.

(4) Represents obligations at December 31, 2012 with respect to insurance, inventory, media and advertising commitments, computer systems and hardware, estimated annual license fees to Warner Bros. (through 2018 only), and new rides and attractions. Of the amount shown for 2013, approximately $67.7 million represents capital items. The amounts in respect of new rides and attractions were computed at December 31, 2012 and include estimates by us of costs needed to complete such improvements that, in certain cases, were not legally committed at that date. Amounts shown do not include obligations to employees that cannot be quantified at December 31, 2012 which are discussed below. Amounts shown also do not include purchase obligations existing at the individual park-level for supplies and other miscellaneous items. None of the park-level obligations is individually material.

Other Obligations

During the years ended December 31, 2012, 2011 and 2010, we made contributions to our defined benefit pension plan of $6.1 million, $3.7 million and $2.2 million, respectively. To control increases in costs, our pension plan was "frozen" effective March 31, 2006, pursuant to which participants (excluding certain union employees whose benefits have subsequently been frozen) no longer continue to earn future pension benefits. We expect to make contributions of approximately $6.0 million in 2013 to our pension plan based on the 2012 actuarial valuation. We plan to make a contribution to our 401(k) plan in 2013, and our estimated expense for employee health insurance for 2013 is $12.7 million. See Note 13 and Note 14 to the Consolidated Financial Statements for more information on our pension benefit and 401(k) plans.

The vast majority of our capital expenditures in 2013 and beyond will be made on a discretionary basis. We plan on spending approximately 9% of revenues on capital expenditures for all of our operations in the 2013 season.

We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. See "Insurance" under "Item 1. Business." Our insurance premiums and self-insurance retention levels have remained relatively constant during the three-year period ending December 31, 2012. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks.

We are party to various legal actions arising in the normal course of business. See "Legal Proceedings" for information on certain significant litigation.

We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Market Risks and Sensitivity Analyses

Like other companies, we are exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of our financial risk management is to minimize the negative impact of interest rate and foreign currency exchange rate fluctuations on our operations, cash flows and equity. We do not acquire market risk sensitive instruments for trading purposes.

In March 2012, we entered into a floating-to-fixed interest rate agreement with a notional amount of $470.0 million in order to limit exposure to an increase in the LIBOR interest rate of the Term Loan B (see Note 8 to the Consolidated Financial Statements). Our Term Loan B borrowings bear interest on LIBOR plus an applicable margin. The interest rate agreement capped the LIBOR component of the interest rate at 1.00%. The term of the agreement began in March 2012 and expires in March 2014. Upon executing the agreement, we designated and documented the interest rate agreement as a cash flow hedge.

In February 2008, we entered into two interest rate swap agreements that effectively converted $600 million of the term loan component under our Prepetition Credit Agreement into a fixed rate obligation. The terms of the agreements, each of which had a notional amount of $300 million, began in February 2008 and were scheduled to expire in February 2011. Our prepetition term loan borrowings bore interest based upon LIBOR plus a fixed margin. Under our interest rate swap arrangements, our interest rates ranged from 5.325% to 5.358% (with an average of 5.342%). As a result of the Chapter 11 Filing, the interest rate swap agreements were terminated by our counterparties and we recorded a $16.4 million loss in other expense in 2009. On the Effective Date, we settled all obligations under the interest rate swaps. As a result of fresh start accounting, the remaining accumulated other comprehensive income balance was eliminated and recorded as part of the reorganization items. See Note 7 to the Consolidated Financial Statements for more information on our interest rate swaps.

The following analysis presents the sensitivity of the market value, operations and cash flows of our market-risk financial instruments to hypothetical changes in interest rates as if these changes occurred at December 31, 2012. The range of potential change in the market chosen for this analysis reflects our view of changes that are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of these changes in interest and foreign currency exchange rates.

At December 31, 2012, we had total debt of $1,405.2 million, of which $1,301.1 million represents fixed-rate debt, after giving effect to the floating-to-fixed interest rate agreement that we put in place in March 2012 (see Note 7 to the Consolidated Financial Statements), and the balance represents floating-rate debt. For fixed-rate debt, interest rate changes affect the fair market value but do not impact book value, operations or cash flows. Conversely, for floating-rate debt, interest rate changes generally do not affect the fair market value but do impact future operations and cash flows, assuming other factors remain constant.

Assuming other variables remain constant (such as foreign exchange rates and debt levels), the pre-tax operating and cash flow impact resulting from a one percentage point increase in interest rates would be approximately $1.8 million. See Note 8 to the Consolidated Financial Statements for information on interest rates under our debt agreements.

Recently Issued Accounting Pronouncements

In September 2012, the FASB issued an amendment to the accounting for goodwill and other intangible assets. This update permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The previous guidance required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. The amendment gives an entity the option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. These amendments, which permit an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment, result in guidance that is similar to the goodwill impairment testing guidance. The new guidance is effective as of the beginning of interim and annual reporting periods that begin after September 15, 2012.

We adopted the new guidance at September 15, 2012. As a result, we assessed qualitative factors to determine if it was more likely than not that our indefinite-lived trade name intangible asset was impaired at December 31, 2012. Based on our qualitative assessment, we determined that our trade name intangible asset was not impaired at December 31, 2012 and therefore we did not perform a quantitative analysis. See Note 3(o) to the Consolidated Financial Statements.

In June 2009, the FASB issued an amendment to the accounting for variable interest entities. This update changes the consolidation guidance applicable to a variable interest entity. It also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a variable interest entity, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the variable interest entity that could potentially be significant to the variable interest entity. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Previously, the applicable guidance required reconsideration of whether an enterprise was the primary beneficiary of a variable interest entity only when specific events had occurred. Qualifying special-purpose entities, which were previously exempt from the application of this standard, will be subject to the provisions of this standard when it becomes effective. This update also requires enhanced disclosures about an enterprise's involvement with a variable interest entity. The new guidance is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009.

We adopted the new guidance at January 1, 2010. As a result of adopting this update, we consolidated HWP Development, LLC joint venture as of January 1, 2010, which resulted in a $38.8 million and a $33.8 million increase in our assets and liabilities, respectively. The equity interests owned by non-affiliated parties in HWP are reflected in the accompanying consolidated balance sheets as noncontrolling interest. The portion of earnings attributable to the non-affiliated parties is reflected as net income attributable to noncontrolling interest in the accompanying consolidated statements of operations for periods ended December 31, 2011, December 31, 2010 and April 30, 2010. The adoption of this updated amendment did not change the accounting treatment of the partnerships that own SFOT and SFOG, which we continued to consolidate. See Note 6 to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risks and Sensitivity Analyses" of this Annual Report on Form 10-K is incorporated by reference into this Item 7A.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedules listed in Item 15(a)(1) and (2) are included in this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our independent registered public accounting firm on any matter of accounting principles or practices or financial statement disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation, as of December 31, 2012, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15(d)-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of the end of such period, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting, which appears on page F-2 of this Annual Report on Form 10-K, is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting During the Quarter Ended December 31, 2012

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item regarding our executive officers is provided in "Item 1. Business—Executive Officers and Certain Significant Employees" of this Annual Report on Form 10-K. The information required by this item concerning our directors, compliance with Section 16 of the Exchange Act, our code of ethics and other corporate governance information is incorporated by reference to the information set forth in the sections entitled "Proposal 1: Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement for our 2013 annual meeting of stockholders to be filed with the SEC not later than 120 days after the fiscal year ended December 31, 2012 (the "2013 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information set forth in the sections entitled "Executive Compensation," "Corporate Governance" and "Compensation Committee Report" in the 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item concerning security ownership of certain beneficial owners and management is incorporated by reference to the information set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the 2013 Proxy Statement.

Equity Compensation Plan Information

The following table contains information as of December 31, 2012 regarding shares of common stock that may be issued under equity compensation plans approved by our stockholders (Employee Stock Purchase Plan and Long-Term Incentive Plan).

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	4,718,000(1)	$30.07(2)	4,089,000(3)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,718,000	$30.07	4,089,000

(1) Excludes restricted stock units outstanding under the Company's Long-Term Incentive Plan. We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights under the Company's Employee Stock Purchase Plan.

(2) Outstanding rights under the Company's Employee Stock Purchase Plan and restricted stock units under the Company's Long-Term Incentive Plan are not taken into account for purposes of determining the weighted average exercise price.

(3) Consists of 959,000 shares reserved for issuance under the Company's Employee Stock Purchase Plan and 3,130,000 shares reserved for issuance under Long-Term Incentive Plan. The ESPP allows eligible employees to purchase shares at 90% of the lower of the fair market value on the first or last trading day of each six month offering period. Shares available for issuance under the

Long-Term Incentive Plan can be granted pursuant to stock options, stock appreciation rights, restricted stock or units, performance units, performance shares and any other stock based award selected by the committee.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information set forth in the sections entitled "Transactions with Related Persons" and "Corporate Governance—Independence" in the 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the information set forth in the section entitled "Audit, Audit-Related and Tax Fees" in the 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Financial Statement Schedules

The following Consolidated Financial Statements of Six Flags Entertainment Corporation and its subsidiaries, the notes thereto, the related report thereon of the independent registered public accounting firm, and financial statement schedules are filed under Item 8 of this Annual Report on Form 10-K:

Schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because they either are not required under the related instructions, are inapplicable, or the required information is shown in the financial statements or notes thereto.

(a)(3) See Exhibit Index

(b) Exhibits

See Item 15(a)(3) above.

Neither Six Flags Entertainment Corporation, nor any of its consolidated subsidiaries, has outstanding any instrument with respect to its long-term debt, other than those filed as an exhibit to this Annual Report on Form 10-K, under which the total amount of securities authorized exceeds 10% of the total assets of Six Flags Entertainment Corporation and its subsidiaries on a consolidated basis. Six Flags Entertainment Corporation hereby agrees to furnish to the SEC, upon request, a copy of each instrument that defines the rights of holders of such long-term debt that is not filed or incorporated by reference as an exhibit to this Annual Report on Form 10-K.

Six Flags Entertainment Corporation will furnish any exhibit upon the payment of a reasonable fee, which fee will be limited to Six Flags Entertainment Corporation's reasonable expenses in furnishing such exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2013

SIX FLAGS ENTERTAINMENT CORPORATION

By: /s/ JAMES REID-ANDERSON

James Reid-Anderson
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the following capacities on the dates indicated.

Signature	Title	Date
/s/ JAMES REID-ANDERSON James Reid-Anderson	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2013
/s/ JOHN M. DUFFEY John M. Duffey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ LEONARD A. RUSS Leonard A. Russ	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2013
/s/ JOHN W. BAKER John W. Baker	Director	February 27, 2013
/s/ KURT CELLAR Kurt Cellar	Director	February 27, 2013
/s/ CHARLES A. KOPPELMAN Charles A. Koppelman	Director	February 27, 2013
/s/ JON L. LUTHER Jon L. Luther	Director	February 27, 2013

Signature	Title	Date
/s/ USMAN NABI Usman Nabi	Director	February 27, 2013
/s/ STEPHEN D. OWENS Stephen D. Owens	Director	February 27, 2013
/s/ RICHARD W. ROEDEL Richard W. Roedel	Director	February 27, 2013

SIX FLAGS ENTERTAINMENT CORPORATION

Index to Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, the independent registered public accounting firm that audited our financial statements included herein, as stated in their report which is included herein.

/s/ JAMES REID-ANDERSON

James Reid-Anderson
President and Chief Executive Officer

/s/ JOHN M. DUFFEY

John M. Duffey
Executive Vice President and Chief Financial Officer

February 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Six Flags Entertainment Corporation:

We have audited the accompanying consolidated balance sheets of Six Flags Entertainment Corporation and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, equity (deficit), comprehensive income (loss), and cash flows for the years ended December 31, 2012 and 2011 (Successor), the eight months ended December 31, 2010 (Successor), and the four months ended April 30, 2010 (Predecessor). We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011 (Successor), the eight months ended December 31, 2010 (Successor), and the four months ended April 30, 2010 (Predecessor), in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, the Company filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on June 13, 2009. The Company's plan of reorganization became effective and the Company emerged from bankruptcy protection on April 30, 2010. In connection with its emergence from bankruptcy, the Company adopted the guidance for fresh start accounting in conformity with FASB ASC Topic 852, *Reorganizations*, effective as of April 30, 2010. Accordingly, the Company's consolidated financial statements prior to April 30, 2010 are not comparable to its consolidated financial statements for periods after April 30, 2010.

As described in Note 3 to the consolidated financial statements, the Company changed its method of evaluating variable interest entities as of January 1, 2010 due to the adoption of a new accounting pronouncement issued by the Financial Accounting Standards Board.

KPMG LLP

Dallas, Texas
February 27, 2013

SIX FLAGS ENTERTAINMENT CORPORATION

Consolidated Balance Sheets

(in thousands)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 629,208	$ 231,427
Accounts receivable	29,523	18,461
Inventories	22,280	20,973
Prepaid expenses and other current assets	37,490	38,668
Deferred income taxes	44,973	—
Total current assets	763,474	309,529
Other assets:		
Debt issuance costs	26,043	13,026
Restricted-use investment securities	1,218	513
Deposits and other assets	4,214	10,477
Total other assets	31,475	24,016
Property and equipment, at cost	1,635,190	1,544,351
Accumulated depreciation	(380,561)	(252,514)
Total property and equipment	1,254,629	1,291,837
Goodwill	630,248	630,248
Intangible assets, net of accumulated amortization	376,565	392,548
Total assets	$3,056,391	$2,648,178
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 23,580	$ 23,823
Accrued compensation, payroll taxes and benefits	35,949	59,441
Accrued insurance reserves	35,369	34,128
Accrued interest payable	2,359	1,071
Other accrued liabilities	25,663	29,834
Deferred income	52,703	38,156
Current portion of long-term debt	6,240	35,296
Total current liabilities	181,863	221,749
Long-term debt	1,398,966	921,940
Other long-term liabilities	76,398	76,180
Deferred income taxes	65,070	220,734
Redeemable noncontrolling interests	437,941	440,427
Stockholders' equity:		
Preferred stock, $1.00 par value	—	—
Common stock, $0.025 par value, 140,000,000 shares authorized and 53,818,762 and 54,641,885 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	1,345	1,366
Capital in excess of par value	904,713	832,112
Retained earnings (accumulated deficit)	15,849	(20,088)
Accumulated other comprehensive loss	(29,688)	(49,912)
Total Six Flags Entertainment Corporation stockholders' equity	892,219	763,478
Noncontrolling interests	3,934	3,670
Total equity	896,153	767,148
Total liabilities and equity	$3,056,391	$2,648,178

See accompanying notes to Consolidated Financial Statements.

SIX FLAGS ENTERTAINMENT CORPORATION

Consolidated Statements of Operations

(in thousands, except per share data)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Theme park admissions	$ 576,708	$ 541,744	$452,189	$ 59,270
Theme park food, merchandise and other	437,382	413,844	348,552	52,054
Sponsorship, licensing and other fees	39,977	42,380	37,877	11,259
Accommodations revenue	16,265	15,206	9,194	5,494
Total revenue	1,070,332	1,013,174	847,812	128,077
Operating expenses (excluding depreciation and amortization shown separately below)	411,679	397,874	292,550	115,636
Selling, general and administrative (including stock-based compensation of $62,875 in 2012, $54,261 in 2011, $18,668 in the eight months ended December 31, 2010 and $718 in the four months ended April 30, 2010, and excluding depreciation and amortization shown separately below)	225,875	215,059	142,079	47,608
Costs of products sold	80,169	77,286	66,965	12,132
Depreciation	132,397	150,952	106,315	45,373
Amortization	15,648	18,047	12,034	302
Loss on disposal of assets	8,105	7,615	11,727	1,923
Gain on sale of investee	(67,319)	—	—	—
Interest expense (contractual interest expense was $65,820 for the four months ended April 30, 2010)	47,444	66,214	54,455	74,375
Interest income	(820)	(997)	(613)	(241)
Equity in loss (income) of investee	2,222	3,111	1,372	(594)
Loss on debt extinguishment	587	46,520	18,493	—
Other expense (income), net	612	73	956	(802)
Restructure (recovery) costs, net	(47)	25,086	37,417	—
Income (loss) from continuing operations before reorganization items, income taxes and discontinued operations	213,780	6,334	104,062	(167,635)
Reorganization items, net	2,168	2,455	7,479	(819,473)
Income from continuing operations before income taxes and discontinued operations	211,612	3,879	96,583	651,838
Income tax (benefit) expense	(172,228)	(8,065)	11,177	112,648
Income from continuing operations before discontinued operations	383,840	11,944	85,406	539,190
Income (loss) from discontinued operations	7,273	1,201	(565)	9,759
Net income	391,113	13,145	84,841	548,949
Less: Net income attributable to noncontrolling interests	(37,104)	(35,805)	(34,788)	(76)
Net income (loss) attributable to Six Flags Entertainment Corporation	$ 354,009	$ (22,660)	$ 50,053	$ 548,873
Net income (loss) attributable to Six Flags Entertainment Corporation common stockholders	$ 354,009	$ (22,660)	$ 50,053	$ 548,873
Weighted average common shares outstanding—basic(1):	53,842	55,075	55,300	98,054
Weighted average common shares outstanding—diluted(1):	55,468	55,075	55,300	98,054
Net income (loss) per average common share outstanding—basic(1):				
Income (loss) from continuing operations applicable to Six Flags Entertainment Corporation common stockholders	$ 6.44	$ (0.43)	$ 0.92	$ 5.50
Income (loss) from discontinued operations applicable to Six Flags Entertainment Corporation common stockholders	0.13	0.02	(0.01)	0.10
Net income (loss) applicable to Six Flags Entertainment Corporation common stockholders	$ 6.57	$ (0.41)	$ 0.91	$ 5.60
Net income (loss) per average common share outstanding—diluted(1):				
Income (loss) from continuing operations applicable to Six Flags Entertainment Corporation common stockholders	$ 6.25	$ (0.43)	$ 0.92	$ 5.50
Income (loss) from discontinued operations applicable to Six Flags Entertainment Corporation common stockholders	0.13	0.02	(0.01)	0.10
Net income (loss) applicable to Six Flags Entertainment Corporation common stockholders	$ 6.38	$ (0.41)	$ 0.91	$ 5.60
Cash dividends declared per common share(1)	$ 2.70	$ 0.18	$ 0.03	—
Amounts attributable to Six Flags Entertainment Corporation:				
Income (loss) from continuing operations	$ 346,736	$ (23,861)	$ 50,618	$ 539,114
Income (loss) from discontinued operations	7,273	1,201	(565)	9,759
Net income (loss)	$ 354,009	$ (22,660)	$ 50,053	$ 548,873

(1) All Successor share and per share amounts have been retroactively adjusted to reflect Holdings' two-for-one stock split in June 2011, as described in Note 12 to the Consolidated Financial Statements.

See accompanying notes to Consolidated Financial Statements.

SIX FLAGS ENTERTAINMENT CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Net income	$391,113	$ 13,145	$ 84,841	$548,949
Other comprehensive income (loss), net of tax in 2012:				
Foreign currency translation adjustment[1]	6,835	(9,154)	2,539	5,419
Defined benefit retirement plan[2]	13,890	(36,566)	(6,731)	1,902
Change in cash flow hedging[3]	(501)	—	—	(559)
Net other comprehensive income (loss)	20,224	(45,720)	(4,192)	6,762
Comprehensive income (loss)	411,337	(32,575)	80,649	555,711
Comprehensive income attributable to noncontrolling interests	(37,104)	(35,805)	(34,788)	(76)
Comprehensive income (loss) attributable to Six Flags Entertainment Corporation	$374,233	$(68,380)	$ 45,861	$555,635

(1) Foreign currency translation adjustment presented net of taxes of $0.1 million for the year ended December 31, 2012.

(2) Defined benefit retirement plan is presented net of taxes of $19.2 million for the year ended December 31, 2012.

(3) Change in cash flow hedging is reported net of taxes of $0.3 million for the year ended December 31, 2012.

See accompanying notes to Consolidated Financial Statements.

SIX FLAGS ENTERTAINMENT CORPORATION

Consolidated Statements of Equity (Deficit)

(in thousands, except share data)

	Preferred stock		Common stock							
	Shares issued	Amount	Shares issued(1)	Amount	Capital in excess of par value	(Accumulated deficit) retained earnings	Accumulated other comprehensive (loss) income	Total Six Flags Entertainment Corporation	Non-controlling interests	Total
Balances at December 31, 2009 (Predecessor)	—	—	98,325,936	2,458	1,506,152	(2,059,487)	(33,297)	(584,174)	—	(584,174)
Stock-based compensation	—	—	—	—	2,003	—	—	2,003	—	2,003
Net income	—	—	—	—	—	548,873	—	548,873	—	548,873
Net other comprehensive income	—	—	—	—	—	—	6,762	6,762	—	6,762
Adoption of FASB ASC 810 as of January 1, 2010 (Note 3)	—	—	—	—	—	—	—	—	5,016	5,016
Cancellation of Predecessor Company common stock	—	—	(98,325,936)	(2,458)	(1,508,155)	—	—	(1,510,613)	—	(1,510,613)
Elimination of Predecessor Company accumulated deficit and accumulated other comprehensive loss	—	—	—	—	—	1,510,614	26,535	1,537,149	127	1,537,276
Issuance of new common stock	—	—	54,777,778	685	805,106	—	—	805,791	—	805,791
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	76	76
Balances at April 30, 2010 (Successor)	—	—	54,777,778	685	805,106	—	—	805,791	5,219	811,010
Issuance of common stock	—	—	950,440	12	587	—	—	599	—	599
Stock-based compensation	—	—	—	—	13,106	—	—	13,106	—	13,106
Dividends declared to common shareholders	—	—	—	—	—	(1,649)	—	(1,649)	—	(1,649)
Net income	—	—	—	—	—	50,053	—	50,053	—	50,053
Net other comprehensive loss	—	—	—	—	—	—	(4,192)	(4,192)	—	(4,192)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(764)	(764)
Balances at December 31, 2010 (Successor)	—	—	55,728,218	$ 697	$ 818,799	$ 48,404	$ (4,192)	$ 863,708	$4,455	$ 868,163

SIX FLAGS ENTERTAINMENT CORPORATION

Consolidated Statements of Equity (Deficit) (Continued)

(in thousands, except share data)

	Preferred stock		Common stock		Capital in excess of par value	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total Six Flags Entertainment Corporation	Non-controlling interests	Total
	Shares issued	Amount	Shares issued(1)	Amount						
Balances at December 31, 2010 (Successor)	—	—	55,728,218	$ 697	$818,799	$ 48,404	$ (4,192)	$ 863,708	$4,455	$ 868,163
Issuance of common stock	—	—	511,623	13	9,109	—	—	9,122	—	9,122
Stock-based compensation	—	—	—	—	28,479	—	—	28,479	—	28,479
Dividends declared to common shareholders	—	—	—	—	—	(9,929)	—	(9,929)	—	(9,929)
Repurchase of common stock	—	—	(1,617,373)	(26)	(23,772)	(36,200)	—	(59,998)	—	(59,998)
Two-for-one common stock split	—	—	—	682	(682)	—	—	—	—	—
Employee stock purchase plan	—	—	19,417	—	578	—	—	578	—	578
Fresh start valuation adjustment for SFOT units purchased	—	—	—	—	—	280	—	280	—	280
Net loss	—	—	—	—	—	(22,660)	—	(22,660)	—	(22,660)
Net other comprehensive loss	—	—	—	—	—	—	(45,720)	(45,720)	—	(45,720)
Purchase of HWP ownership interests	—	—	—	—	(399)	17	—	(382)	(602)	(984)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(183)	(183)
Balances at December 31, 2011 (Successor)	—	—	54,641,885	$1,366	$832,112	$ (20,088)	$(49,912)	$ 763,478	$3,670	$ 767,148
Issuance of common stock	—	—	2,011,616	50	39,983	9	—	40,042	—	40,042
Issuance of restricted stock units	—	—	1,393,360	35	31,311	—	—	31,346	—	31,346
Stock-based compensation	—	—	—	—	62,556	—	—	62,556	—	62,556
Dividends declared to common shareholders	—	—	—	—	—	(149,111)	—	(149,111)	—	(149,111)
Repurchase of common stock	—	—	(4,249,284)	(106)	(62,455)	(169,423)	—	(231,984)	—	(231,984)
Employee stock purchase plan	—	—	21,185	—	1,206	—	—	1,206	—	1,206
Fresh start valuation adjustment for SFOG and SFOT units purchased	—	—	—	—	—	453	—	453	—	453
Net income	—	—	—	—	—	354,009	—	354,009	—	354,009
Net other comprehensive income, net of tax	—	—	—	—	—	—	20,224	20,224	—	20,224
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	264	264
Balances at December 31, 2012 (Successor)	—	—	53,818,762	$1,345	$904,713	$ 15,849	$(29,688)	$ 892,219	$3,934	$ 896,153

(1) All Successor share amounts have been retroactively adjusted to reflect Holdings' two-for-one common stock split in June 2011, as described in Note 12 to the Consolidated Financial Statements.

See accompanying notes to Consolidated Financial Statements.

SIX FLAGS ENTERTAINMENT CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Cash flow from operating activities:				
Net income	$ 391,113	$ 13,145	$ 84,841	$ 548,949
Adjustments to reconcile net income to net cash (used in) provided by operating activities before reorganization activities:				
Depreciation and amortization	148,045	168,999	118,349	45,675
Reorganization items, net	2,168	2,455	7,479	(819,473)
Stock-based compensation	62,875	54,261	18,668	718
Interest accretion on notes payable	1,201	1,870	1,096	—
Loss on debt extinguishment	587	46,520	18,493	—
Gain on discontinued operations	—	—	(89)	(8,323)
Amortization of debt issuance costs	2,411	7,751	4,642	962
Other, including loss on disposal of assets	8,247	7,168	12,751	1,830
Gain on sale of investee	(67,319)	—	—	—
(Increase) decrease in accounts receivable	(10,497)	844	11,456	(11,375)
(Increase) decrease in inventories, prepaid expenses and other current assets	(2,352)	(549)	17,480	(6,483)
Decrease in deposits and other assets	5,439	6,151	49,559	232
Increase (decrease) in accounts payable, deferred income, accrued liabilities and other long-term liabilities	12,455	817	(52,757)	27,268
Increase (decrease) in accrued interest payable	1,288	(2,342)	3,204	(34,132)
Deferred income tax (benefit) expense	(182,241)	(14,701)	8,011	108,557
Total adjustments	(17,693)	279,244	218,342	(694,544)
Net cash (used in) provided by operating activities before reorganization activities	373,420	292,389	303,183	(145,595)
Cash flow from reorganization activities:				
Net cash used in reorganization activities	(1,788)	(17,452)	(30,371)	(62,325)
Total net cash provided by (used in) operating activities	371,632	274,937	272,812	(207,920)
Cash flow from investing activities:				
Additions to property and equipment	(99,989)	(91,680)	(52,171)	(42,956)
Property insurance recovery	1,494	536	9,885	5,831
Capital expenditures of discontinued operations	—	—	—	(110)
Acquisition of theme park assets	—	(25)	—	(48)
Purchase of restricted-use investments	(706)	—	(312)	(17)
Maturities of restricted-use investments	—	2,425	98	25
Proceeds from sale of DCP	69,987	—	—	—
Proceeds from sale of assets	1,557	216	60	12
Proceeds from sale of discontinued operations	—	—	2,339	—
Return of capital from DCP	—	—	38,122	—
Cash from the consolidation of HWP Development, LLC	—	—	—	462
Net cash used in investing activities	(27,657)	(88,528)	(1,979)	(36,801)
Cash flow from financing activities:				
Repayment of borrowings	(353,230)	(959,412)	(283,591)	(1,470,255)
Proceeds from borrowings	800,000	934,400	200,250	1,013,050
Payment of debt issuance costs	(16,878)	(16,584)	(13,674)	(40,001)
Net proceeds from issuance of common stock	40,929	9,700	599	630,500
Stock repurchases	(231,984)	(59,998)	—	—
Payment of cash dividends	(148,286)	(9,791)	(1,649)	—
Purchase of HWP ownership interests	—	(984)	—	—
Purchase of redeemable noncontrolling interest	(2,033)	(948)	(4,794)	—
Noncontrolling interest distributions	(36,840)	(35,988)	(35,552)	—
Net cash provided by (used in) financing activities	51,678	(139,605)	(138,411)	133,294
Effect of exchange rate on cash	2,128	(2,438)	129	1,107
Increase (decrease) in cash and cash equivalents	397,781	44,366	132,551	(110,320)
Cash and cash equivalents at beginning of period	231,427	187,061	54,510	164,830
Cash and cash equivalents at end of period	$ 629,208	$ 231,427	$ 187,061	$ 54,510
Supplemental cash flow information				
Cash paid for interest	$ 42,545	$ 58,935	$ 45,512	$ 106,954
Cash paid for income taxes	$ 9,435	$ 7,945	$ 4,068	$ 4,005

See accompanying notes to Consolidated Financial Statements.

1. Chapter 11 Reorganization

On June 13, 2009, Six Flags, Inc. ("SFI"), Six Flags Operations Inc. ("SFO") and Six Flags Theme Parks Inc. ("SFTP") and certain of SFTP's domestic subsidiaries (the "SFTP Subsidiaries" and, collectively with SFI, SFO and SFTP, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 09-12019) (the "Chapter 11 Filing"). SFI's subsidiaries that own interests in Six Flags Over Texas ("SFOT") and Six Flags Over Georgia (including Six Flags White Water Atlanta) ("SFOG" and together with SFOT, the "Partnership Parks") and the parks in Canada and Mexico were not debtors in the Chapter 11 Filing.

(a) Plan of Reorganization

On April 30, 2010 (the "Effective Date"), the Bankruptcy Court entered an order confirming the Debtors' Modified Fourth Amended Joint Plan of Reorganization (the "Plan") and the Debtors emerged from Chapter 11 by consummating their restructuring through a series of transactions contemplated by the Plan including the following:

- *Name Change.* On the Effective Date, but after the Plan became effective and prior to the distribution of securities under the Plan, SFI changed its corporate name to Six Flags Entertainment Corporation. As used herein, unless the context requires otherwise, the terms "we," "our," and "Six Flags" refer collectively to Six Flags Entertainment Corporation and its consolidated subsidiaries, and "Holdings" refers only to Six Flags Entertainment Corporation, without regard to the respective subsidiaries. As used herein, "SFI" means Six Flags, Inc. as a Debtor or prior to its name change to Six Flags Entertainment Corporation. As used herein, the "Company" refers collectively to SFI or Holdings, as the case may be, and its consolidating subsidiaries.

- *Common Stock.* Pursuant to the Plan, all of SFI's common stock, preferred stock purchase rights, preferred income equity redeemable shares ("PIERS") and any other ownership interest in SFI including all options, warrants or rights, contractual or otherwise (including, but not limited to, stockholders agreements, registration rights agreements and rights agreements) were cancelled as of the Effective Date.

  On the Effective Date, Holdings issued an aggregate of 54,777,778 shares of common stock at $0.025 par value as follows: (i) 5,203,888 shares of common stock to the holders of unsecured claims against SFI, (ii) 4,724,618 shares of common stock to certain holders of the 12¼% Notes due 2016 (the "2016 Notes") in exchange for such 2016 Notes in the aggregate amount of $69.5 million, (iii) 34,363,950 shares of common stock to certain "accredited investors" that held unsecured claims who participated in a $505.5 million rights offering, (iv) 6,798,012 shares of common stock in an offering to certain purchasers for an aggregate purchase price of $75.0 million, (v) 3,399,006 shares of common stock in an offering to certain purchasers for an aggregate purchase price of $50.0 million and (vi) 288,304 shares of common stock were issued to certain other equity purchasers as consideration for their commitment to purchase an additional $25.0 million of common stock on or before June 1, 2011, following approval by a majority of the members of Holdings' Board of Directors (the "Delayed Draw Equity Purchase"). On June 1, 2011, the Delayed Draw Equity Purchase option expired. These share amounts have been retroactively adjusted to reflect the June 2011 two-for-one stock split as described in Note 12.

1. Chapter 11 Reorganization (Continued)

On June 21, 2010, the common stock commenced trading on the New York Stock Exchange under the symbol "SIX."

- *Prepetition Indebtedness.* Pursuant to the Plan and on the Effective Date, all outstanding obligations under notes issued by SFI and SFO (collectively, the "Prepetition Notes") were cancelled and the indentures governing such obligations were cancelled, except to the extent to allow the Debtors, Reorganized Debtors (as such term is defined in the Plan) or the relevant Prepetition Notes indenture trustee, as applicable, to make distributions pursuant to the Plan on account of claims related to such Prepetition Notes. The Prepetition Notes were as follows: (i) SFI's 8⅞% Senior Notes due 2010 (the "2010 Notes"), (ii) SFI's 9¾% Senior Notes due 2013 (the "2013 Notes"), (iii) SFI's 9⅝% Senior Notes due 2014 (the "2014 Notes"), (iv) SFI's 4.50% Convertible Senior Notes due 2015 (the "2015 Notes"), and (v) the 2016 Notes.

  Pursuant to the Plan and on the Effective Date, the Second Amended and Restated Credit Agreement, dated as of May 25, 2007 (as amended, modified or otherwise supplemented from time to time, the "Prepetition Credit Agreement"), among SFI, SFO, SFTP (as the primary borrower), certain of SFTP's foreign subsidiaries party thereto, the lenders thereto, the agent banks party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (in such capacity, the "Administrative Agent"), was cancelled (except that the Prepetition Credit Agreement continued in effect solely for the purposes of allowing creditors under the Prepetition Credit Agreement to receive distributions under the Plan and allowing the Administrative Agent to exercise certain rights).

- *Financing at Emergence.* On the Effective Date, we entered into two exit financing facilities: (i) an $890.0 million senior secured first lien credit facility comprised of a $120.0 million revolving loan facility, which could have been increased up to $150.0 million in certain circumstances, and a $770.0 million term loan facility (the "Exit First Lien Term Loan") and (ii) a $250.0 million senior secured second lien term loan facility (the "Exit Second Lien Facility" and, together with the Exit First Lien Facility, the "Exit Facilities").

  Also on the Effective Date, SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., SFOT Acquisition I, Inc. and SFOT Acquisition II, Inc. (collectively, the "TW Borrowers") entered into a credit agreement with TW-SF, LLC comprised of a $150.0 million multi-draw term loan facility (the "TW Loan") for use with respect to the Partnership Parks "put" obligations.

  See Note 8 for a discussion of the terms and conditions of these facilities and subsequent amendments, early repayments, and terminations from debt extinguishment transactions.

- *Fresh Start Accounting.* As required by accounting principles generally accepted in the United States ("GAAP"), we adopted fresh start accounting effective May 1, 2010 following the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 852, Reorganizations ("FASB ASC 852"). The financial statements for the periods ended prior to April 30, 2010 do not include the effect of any changes in our capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting. The implementation of the Plan and the application of fresh start accounting results in financial statements that are not comparable to financial statements in periods prior to emergence. See Note 1(b) for a detailed explanation of the impact of emerging from Chapter 11 and applying fresh start accounting on our financial position.

1. Chapter 11 Reorganization (Continued)

As used herein, "Successor" refers to the Company as of the Effective Date and "Predecessor" refers to SFI together with its consolidated subsidiaries prior to the Effective Date.

(b) Fresh Start Accounting and the Effects of the Plan

Fresh start accounting results in a new basis of accounting and reflects the allocation of the Company's estimated fair value to its underlying assets and liabilities. The Company's estimates of fair value are inherently subject to significant uncertainties and contingencies beyond the Company's reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. The implementation of the Plan and the application of fresh start accounting results in financial statements that are not comparable to financial statements in periods prior to emergence.

Fresh start accounting provides, among other things, for a determination of the value to be assigned to the equity of the emerging company as of a date selected for financial reporting purposes, which for the Company is April 30, 2010, the date that the Debtors emerged from Chapter 11. The Plan required the contribution of equity from the creditors representing the unsecured senior noteholders of SFI, of which $555.5 million was raised at a price of $14.71 per share, as adjusted to reflect the June 2011 two-for-one stock split described in Note 12. Holdings also issued stock at $14.71 per share to pay $146.1 million of SFO and SFI claims. The Company's reorganization value reflected the fair value of the new equity and the new debt, the conditions of which were determined after extensive arms-length negotiations between the Debtors' creditors, which included the input of several independent valuation experts representing different creditor interests, who used discounted cash flow, comparable company and precedent transaction analyses.

The analysis supporting the final reorganization value was based upon expected future cash flows of the business after emergence from Chapter 11, discounted at a rate of 11.5% and assuming a perpetuity growth rate of 3.0%. The reorganization value and the equity value are highly dependent on the achievement of the future financial results contemplated in the projections that were set forth in the Plan. The estimates and assumptions made in the valuation are inherently subject to significant uncertainties. The primary assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affected the reorganization value include the assumptions regarding revenue growth, operating expense growth rates, the amount and timing of capital expenditures and the discount rate utilized.

The four-column consolidated statement of financial position as of April 30, 2010 (see below) reflects the implementation of the Plan. Reorganization adjustments have been recorded within the condensed consolidated balance sheets as of April 30, 2010 to reflect effects of the Plan, including discharge of liabilities subject to compromise and the adoption of fresh start accounting in accordance with FASB ASC 852. The reorganization value of the Company of approximately $2.3 billion was based

1. Chapter 11 Reorganization (Continued)

on the equity value of equity raised plus new indebtedness and fair value of Partnership Parks "put" obligations as follows (in thousands):

Equity value based on equity raised(1)	$ 805,791
Add: Redeemable noncontrolling interests(2)	446,449
Add: Exit First Lien Facility	770,000
Add: Exit Second Lien Facility	250,000
Add: Other debt(3)	35,360
Add: Noncontrolling interests	5,219
Less: Net discounts on Exit Facilities	(11,450)
Total emergence enterprise value	$2,301,369

(1) Equity balance is calculated based on 54,777,778 shares of Holdings common stock at the price of $14.71 per share pursuant to the Plan, as adjusted to reflect the June 2011 two-for-one stock split described in Note 12.

(2) Redeemable noncontrolling interests are stated at fair value determined using the discounted cash flow methodology. The valuation was performed based on multiple scenarios with a certain number of "put" obligations assumed to be put each year. The analysis used a 9.8% rate of return adjusted for annual inflation for the annual guaranteed minimum distributions to the holders of the "put" rights and a discount rate of 7%.

(3) Other debt includes a $33.0 million refinance loan (the "Refinance Loan") for HWP Development, LLC, $32.2 million of which was outstanding as of April 30, 2010, as well as capitalized leases of approximately $2.1 million and short-term bank borrowings of $1.0 million. See Note 8 for a discussion of the terms and conditions of the Refinance Loan.

Under fresh start accounting, the total Company value is adjusted to reorganization value and is allocated to our assets and liabilities based on their respective fair values in conformity with the purchase method of accounting for business combinations in FASB ASC Topic 805, Business Combination ("FASB ASC 805"). The excess of reorganization value over the fair value of tangible and identifiable intangible assets and liabilities is recorded as goodwill. Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at the present value of amounts expected to be paid using appropriate risk adjusted interest rates. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock and accumulated other comprehensive loss were eliminated.

The valuations required to determine the fair value of the Company's assets as presented below represent the results of valuation procedures performed by independent valuation specialists. The estimates of fair values of assets and liabilities have been reflected in the Successor Company consolidated balance sheet as of April 30, 2010.

1. Chapter 11 Reorganization (Continued)

The adjustments below are to our April 30, 2010 balance sheet. The balance sheet reorganization adjustments presented below summarize the impact of the Plan and the adoption of fresh start accounting as of the Effective Date.

SIX FLAGS ENTERTAINMENT CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

	April 30, 2010			
	Predecessor	Reorganization Adjustments(1)	Fresh Start Adjustments(2)	Successor
ASSETS				
Current assets:				
Cash and cash equivalents	$ 75,836	$(21,326)	$ —	$ 54,510
Accounts receivable	36,288	—	4,876	41,164
Inventories	37,811	—	(193)	37,618
Prepaid expenses and other current assets	49,671	(9,750)	(456)	39,465
Assets held for sale	681	—	—	681
Total current assets	200,287	(31,076)	4,227	173,438
Other assets:				
Debt issuance costs	11,817	28,184	—	40,001
Restricted-use investment securities	2,753	—	—	2,753
Deposits and other assets	97,677	—	6,643	104,320
Total other assets	112,247	28,184	6,643	147,074
Property and equipment, at cost, net	1,507,677	—	(78,304)	1,429,373
Assets held for sale	6,978	—	—	6,978
Intangible assets, net of accumulated amortization(3)	10,164	—	412,591	422,755
Goodwill(4)	1,051,089	—	(420,841)	630,248
Total assets	$2,888,442	$ (2,892)	$ (75,684)	$2,809,866

1. Chapter 11 Reorganization (Continued)

SIX FLAGS ENTERTAINMENT CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET (Continued)
(in thousands)

	April 30, 2010			
	Predecessor	Reorganization Adjustments(1)	Fresh Start Adjustments(2)	Successor
LIABILITIES and EQUITY (DEFICIT)				
Liabilities not subject to compromise:				
Current liabilities:				
Accounts payable	$ 92,198	$ (20,272)	$ —	$ 71,926
Accrued compensation, payroll taxes and benefits	15,019	1,442	—	16,461
Accrued insurance reserves	16,492	19,074	(5,118)	30,448
Accrued interest payable	26,839	(26,630)	—	209
Other accrued liabilities	52,753	2,883	1,438	57,074
Deferred income	61,033	—	(1,324)	59,709
Liabilities from discontinued operations	5,409	—	—	5,409
Current portion of long-term debt	352,623	(317,946)	—	34,677
Total current liabilities not subject to compromise	622,366	(341,449)	(5,004)	275,913
Long-term debt	818,808	190,425	—	1,009,233
Other long-term liabilities	46,868	—	(9,383)	37,485
Deferred income taxes	118,821	—	110,955	229,776
Total liabilities not subject to compromise	1,606,863	(151,024)	96,568	1,552,407
Liabilities subject to compromise	1,745,175	(1,745,175)	—	—
Total liabilities	3,352,038	(1,896,199)	96,568	1,552,407
Redeemable noncontrolling interests	355,933	—	90,516	446,449
Stockholders' equity (deficit):				
Preferred stock, $1.00 par value	—	—	—	—
New common stock	—	685	—	685
Old common stock	2,458	(2,458)	—	—
Capital in excess of par value	1,508,155	(703,049)	—	805,106
Accumulated deficit	(2,308,699)	2,598,129	(289,430)	—
Accumulated other comprehensive loss	(26,535)	—	26,535	—
Total stockholders' (deficit) equity	(824,621)	1,893,307	(262,895)	805,791
Noncontrolling interests	5,092	—	127	5,219
Total (deficit) equity	(819,529)	1,893,307	(262,768)	811,010
Total liabilities and equity (deficit)	$ 2,888,442	$ (2,892)	$ (75,684)	$2,809,866

(1) Represents amounts recorded on the Effective Date for the implementation of the Plan, including the settlement of liabilities subject to compromise and related payments, the incurrence of new indebtedness under the Exit Facilities and repayment of the Prepetition Credit Agreement and

1. Chapter 11 Reorganization (Continued)

Prepetition Notes, distributions of cash and Holdings common stock and the cancellation of SFI common stock.

The Plan's impact resulted in a net decrease of $21.3 million in cash and cash equivalents. The significant sources and uses of cash were as follows (in thousands):

Sources:	
Net amount borrowed under the Exit First Lien Term Loan	$ 762,300
Net amount borrowed under the Exit Second Lien Loan Facility	246,250
Proceeds from the Equity Offering	630,500
Total sources	1,639,050
Uses:	
Repayments of amounts owed:	
Prepetition Credit Agreement—long term portion of term loan	818,125
2016 Notes	330,500
Prepetition Credit Agreement—revolving portion	270,269
Prepetition TW Promissory Note	30,677
Prepetition interest rate hedging derivatives	19,992
Prepetition Credit Agreement—current portion of term loan	17,000
Payments:	
Exit Facilities' debt issuance costs	29,700
Accrued interest	96,950
Professional fees and other accrued liabilities	47,163
Total uses	1,660,376
Net cash uses	$ (21,326)

The gain on the cancellation of liabilities subject to compromise, before income taxes, was calculated as follows:

Extinguishment of the 2010 Notes, 2013 Notes, 2014 Notes and 2015 Notes (collectively, the "SFI Senior Notes")	$ 868,305
Extinguishment of the PIERS	306,650
Write-off of the accrued interest on the SFI Senior Notes	29,868
Write-off debt issuance costs on the Prepetition Credit Agreement and the Prepetition TW Promissory Note	(11,516)
Issuance of Holdings' common stock	(105,791)
Gain on the cancellation of liabilities subject to compromise, before income taxes	$1,087,516

(2) Reflects the adjustments to assets and liabilities to estimated fair value, or other measurements specified by FASB ASC 805, in conjunction with the adoption of fresh start accounting. Significant adjustments are summarized as follows and all are considered a Level 3 fair value measurement with the exception of the land values which are Level 2 fair value measurements.

1. Chapter 11 Reorganization (Continued)

- Deposits and other assets—note receivable—An adjustment of approximately $7.4 million was recorded to the book value of a note receivable to its $8.4 million estimated fair value, which was determined based on the discounted cash flow method over the life of the note.
- Deposits and other assets—investment in nonconsolidated joint venture—This account was adjusted to its estimated fair values based on customary valuation methodologies, including comparable earnings multiples, discounted cash flows and negotiated transaction values.
- Property and equipment, at cost—An adjustment of approximately $78.3 million was recorded to adjust the net book value of property, plant and equipment to fair value based on the new replacement cost less depreciation valuation methodology. Key assumptions used in the valuation of the Company's property, plant and equipment were based on a combination of the cost or market approach adjusted for economic obsolescence where appropriate. The land value was obtained using a sales comparison approach.
- General liability and workers compensation—An adjustment of approximately $5.1 million was recorded to adjust the value of the general liability and workers compensation accruals for future receipts from deposits and payments for claims discounted at the weighted average debt rate upon emergence from Chapter 11 of 7%.
- Deferred revenue—An adjustment of approximately $1.3 million was recorded to adjust the book value of deferred revenue attributable to season pass and other advance ticket sales to the fair value using appropriate profit margins and cost of service associated with related guest visitation.
- Pension—This adjustment primarily reflects differences in assumptions, such as the expected return on plan assets and the weighted average discount rate related to the payment of benefit obligations, between the prior measurement date of March 31, 2010 and the Effective Date. For additional information on the Company's pension, see Note 14.
- Redeemable noncontrolling interests—These are stated at fair value determined using the discounted cash flow methodology. The valuation was performed based on multiple scenarios with certain number of "puts" assumed to be put each year. The analysis used a 9.8% rate of return adjusted for annual inflation for the annual guaranteed minimum distributions to the holders of the put rights and a discount rate of 7%.

1. Chapter 11 Reorganization (Continued)

The Predecessor Company recognized a loss of $178.5 million, before income taxes, related to the fresh start accounting adjustments as follows (in thousands):

	Loss on fresh start accounting adjustments
Establishment of Holdings' goodwill	$ 630,248
Elimination of SFI's goodwill	(1,051,089)
Establishment of Holdings' intangible assets	421,510
Elimination of SFI's intangible assets	(8,919)
Fair value adjustments:	
Notes receivable	7,389
Dick Clark Productions	7,400
Deposit	(8,146)
Property and equipment	(78,304)
Deferred income	1,324
Accrued insurance reserves	5,118
Redeemable noncontrolling interests	(90,516)
Other, net	(14,490)
	$ (178,475)

(3) The following represent the methodologies and significant assumptions used in determining the fair value of the significant intangible assets, other than goodwill and all are considered a Level 3 fair value measurement.

Certain long-lived intangible assets which include trade names, trademarks and licensing agreements were valued using a relief from royalty methodology. Group-sales customer relationships were valued using a multi-period excess earnings method. Sponsorship agreements were valued using the lost profits method. Certain intangible assets are subject to sensitive business factors of which only a portion are within control of the Company's management. A summary of the key inputs used in the valuation of these assets are as follows:

- The Company valued trade names, trademarks and its third party licensing rights using the income approach, specifically the relief from royalty method. Under this method, the asset values were determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned or the third-party rights not currently licensed. Royalty rates were selected based on consideration of several factors, including industry practices, the existence of licensing agreements, and importance of the trademark, trade name and licensed rights and profit levels, among other considerations. The royalty rate of 4% of expected adjusted net sales related to the respective trade names and trademarks was used in the determination of their fair values, and a rate of 1.5% was used for the third-party license agreement. The expected net sales were adjusted for certain international revenues, retail, licensing and management fees, as well as certain direct costs related to the licensing agreement. The Company anticipates using the majority of the trade names and trademarks for an indefinite period, while the license agreement intangible asset will be amortized through 2020. Income taxes were estimated at a rate of 39.5% and amounts were discounted using a 12% discount rate for trade names and

1. Chapter 11 Reorganization (Continued)

trademarks and 15% for the third-party license agreement. Trade name and trademarks were valued at approximately $344 million and the third-party license agreement at approximately $24 million.

- Sponsorship agreements were valued using the lost profits method, also referred to as "with or without" method. Under this method, the fair value of the sponsorship agreements was estimated by assessing the loss of economic profits under a hypothetical condition where such agreements would not be in place and would need to be recreated. The projected revenues, expenses and cash flows were calculated under each scenario and the difference in the annual cash flows was then discounted to the present value to derive at an indication of the value of the sponsorship agreements. Income taxes were estimated at a rate of 39.5% and amounts were discounted using a 12% discount rate, resulting in approximately $43 million of value allocated to sponsorship agreements.
- The Company valued group sales customer relationships using the income approach, specifically the multi-period excess earnings method. In determining the fair value of the group-sales customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. Only expected sales from current group sales customers were used which was calculated based on a two year life. The Company assumed a retention rate of 50% which was supported by historical retention rates. Income taxes were estimated at a rate 39.5% and amounts were discounted using a 12% discount rate. The group-sales customer relationships were valued at approximately $7 million under this approach.

(4) Fresh start accounting eliminated the balance of goodwill and other unamortized intangible assets of the Predecessor Company and records Successor Company intangible assets, including reorganization value in excess of amounts allocated to identified tangible and intangible assets, also referred to as Successor Company goodwill. The Successor Company's April 30, 2010 consolidated balance sheet reflects the allocation of the business enterprise value to assets and liabilities immediately following emergence as follows (in thousands):

Enterprise value	$ 2,301,369
Add: Fair value of non-interest bearing liabilities (non-debt liabilities)	508,497
Less: Fair value of tangible assets	(1,756,863)
Less: Fair value of identified intangible assets	(422,755)
Reorganization value of assets in excess of amounts allocated to identified tangible and intangible assets (Successor Company goodwill)	$ 630,248

2. Description of Business

We own and operate regional theme, water and zoological parks and are the largest regional theme park operator in the world. Of the 18 parks we currently own or operate, after giving effect to disposition of parks discussed herein, 16 parks are located in the United States, one park is located in Mexico City, Mexico and one park is located in Montreal, Canada.

In February 2010, in connection with the Chapter 11 Filing, we decided to reject the lease with the Kentucky State Fair Board relating to our Louisville park and we no longer operate the park. The Consolidated Financial Statements as of and for all periods presented, reflect the assets, liabilities and results of operations for our Louisville park as discontinued operations. See Note 4 for additional information regarding the disposition of this park.

On April 1, 1998, we acquired the former Six Flags Entertainment Corporation ("Former SFEC", a corporation that has been merged out of existence and that has always been a separate corporation from Holdings), which had operated regional theme parks under the Six Flags name for nearly forty years, and established an internationally recognized brand name. We own the "Six Flags" brand name in the United States and foreign countries throughout the world. To capitalize on this name recognition, 16 of our current parks are branded as "Six Flags" parks.

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The Consolidated Financial Statements include our accounts and the accounts of our wholly owned subsidiaries. We also consolidate the partnerships that own the Partnership Parks, as we have determined that we have the power to direct the activities of those entities that most significantly impact the entities' economic performance and we have the obligation to absorb losses and receive benefits from the entities that can be potentially significant to these entities. Furthermore, as a result of adopting FASB ASC Topic 810, Consolidation ("FASB ASC 810") on January 1, 2010, we consolidate HWP Development, LLC ("HWP") as a subsidiary in our consolidated financial statements, a joint venture in which we own an appropriate 49% interest as of December 31, 2012, as we satisfy the qualifications of being a primary beneficiary of this entity. Prior to adopting FASB ASC 810 on January 1, 2010, we accounted for our interests in HWP under the equity method in accordance with the previously established accounting guidance. The equity interests owned by non-affiliated parties in the Partnership Parks are reflected in the accompanying consolidated balance sheets as redeemable noncontrolling interests. The equity interests owned by non-affiliated parties in HWP are reflected in the accompanying consolidated balance sheets as noncontrolling interests. The portion of earnings or loss from each of the entities attributable to non-affiliated parties is reflected as net income (loss) attributable to noncontrolling interests in the accompanying consolidated statements of operations. See further discussion of the impact on our financial statements in Note 3(y) and Note 6.

Intercompany transactions and balances have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

3. Summary of Significant Accounting Policies (Continued)

Actual results could differ from those estimates. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(c) Accounting for the Chapter 11 Filing

We follow the accounting prescribed by FASB ASC 852, which provides guidance for periods subsequent to a Chapter 11 filing regarding the presentation of liabilities that are and are not subject to compromise by the Bankruptcy Court proceedings, as well as the treatment of interest expense and presentation of costs associated with the proceedings.

In accordance with FASB ASC 852, debt discounts or premiums as well as debt issuance costs should be viewed as valuations of the related debt. When the debt has become an allowed claim and the allowed claim differs from the carrying amount of the debt, the recorded carrying amount should be adjusted to the allowed claim. During the second quarter of 2009, we wrote-off costs that were associated with unsecured debt that was included in liabilities subject to compromise at April 30, 2010. Premiums and discounts as well as debt issuance costs on debt that was not subject to compromise, such as fully secured claims, were not adjusted.

Because the former stockholders of SFI owned less than 50% of the voting shares after SFI emerged from bankruptcy, we adopted fresh start accounting effective May 1, 2010 whereby our assets and liabilities were recorded at their estimated fair value using the principles of purchase accounting contained in FASB ASC Topic 805. The difference between our estimated fair value and our identifiable assets and liabilities was recorded as goodwill. See Note 1(b) for discussion of application of fresh start accounting and the effects of the Plan. The implementation of the Plan and the application of fresh start accounting as discussed in Note 1(b) results in financial statement that are not comparable to financial statements in periods prior to emergence.

(d) Reorganization Items

FASB ASC 852 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of liabilities subject to compromise, provisions for losses resulting from the reorganization of the business, as well as professional fees directly related to the process of

3. Summary of Significant Accounting Policies (Continued)

reorganizing the Debtors under the Bankruptcy Code. The Debtors' reorganization items consist of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Gain on settlement of liabilities subject to compromise	$ —	$ —	$ —	$(1,087,516)
Fresh start reporting adjustments	—	—	—	178,475
Cost and expenses directly related to the reorganization	2,168	2,455	7,479	89,568
Total reorganization items	$2,168	$2,455	$7,479	$ (819,473)

Costs and expenses directly related to the reorganization primarily include fees associated with advisors to the Debtors, certain creditors and the Creditors' Committee (as such term is defined in the Plan).

Net cash paid for reorganization items, constituting professional fees and finance fees, totaled $1.8 million, $17.5 million, $30.4 million and $62.3 million for the years ended December 31, 2012 and 2011, eight months ended December 31, 2010, and four months ended April 30, 2010, respectively.

(e) Liabilities Subject to Compromise

Liabilities subject to compromise refers to unsecured obligations that were accounted for under a plan of reorganization. Generally, actions to enforce or otherwise effect payment of liabilities arising before the date of filing of the plan of reorganization are stayed. FASB ASC 852 requires liabilities that are subject to compromise to be reported at the claim amounts expected to be allowed, even if they may be settled for lesser amounts. These liabilities represent the estimated amount of claims expected to be allowed on known or potential claims to be resolved through the bankruptcy process, and remain subject to future adjustments arising from negotiated settlements, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, the determination as to the value of collateral securing the claims, proofs of claim, or other events. Liabilities subject to compromise also include certain items that may be assumed under the plan of reorganization, and as such, may be subsequently reclassified to liabilities not subject to compromise. The Company did not include the Prepetition Credit Agreement obligations, and swap obligations secured ratably therewith, as liabilities subject to compromise as these secured liabilities were fully recovered by the lenders under the Prepetition Credit Agreement. The Bankruptcy Court granted final approval of the Debtors' "first day" motions covering, among other things, human resource obligations, supplier relations, insurance, customer relations, business operations, certain tax matters, cash management, post-petition utilities, case management and retention of professionals. Obligations associated with these matters were not classified as liabilities subject to compromise.

The Debtors were permitted to reject prepetition executory contracts and unexpired leases with respect to the Debtors' operations, with the approval of the Bankruptcy Court. Damages resulting from rejection of executory contracts and unexpired leases are generally treated as general unsecured claims

3. Summary of Significant Accounting Policies (Continued)

and are classified as liabilities subject to compromise. Holders of such prepetition claims were required to file proofs of claims by a bar date set by the Bankruptcy Court. A bar date is the date by which claims against the Debtors must be filed if the claimants wish to receive any distribution in the Chapter 11 Filing. The Debtors will notify all known claimants subject to the bar date of their need to file a proof of claim with the Bankruptcy Court. Differences between liability amounts estimated by the Debtors and claims filed by creditors were investigated and, if necessary, the Bankruptcy Court will make a final determination of the allowable claim.

In accordance with the guidance provided in FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC 852, during the third quarter of 2009 we reclassified the $275.4 million redemption value of PIERS plus accrued and unpaid dividends of approximately $31.2 million from mezzanine equity to liabilities subject to compromise, as the PIERS became an unconditional obligation as of August 15, 2009. On the Effective Date, by operation of the Plan, the PIERS were cancelled.

On the Effective Date, the Plan required that all liabilities subject to compromise, except those relating to unsecured debt and the PIERS, be retained by Holdings. Therefore, at April 30, 2010 we reclassified $170.2 million of liabilities, including $70.0 million of accounts payable and other accrued liabilities, and $100.2 million of accrued interest payable from liabilities subject to compromise to current or long-term liabilities of Holdings, as appropriate. All liabilities subject to compromise were discharged at April 30, 2010 or were retained by us under the terms of the Plan.

(f) Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures ("FASB ASC 820"), defines fair value as the exchange prices that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. In accordance with FASB ASC 820, these two types of inputs have created the following fair value hierarchy:

- Level 1: quoted prices in active markets for identical assets;
- Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument; and
- Level 3: inputs to the valuation methodology are unobservable for the asset or liability.

This hierarchy requires the use of observable market data when available. See Note 10 for disclosure of methods and assumptions used to estimate the fair value of financial instruments by classification.

(g) Cash Equivalents

Cash equivalents of $495.0 million and $150.0 million at December 31, 2012 and 2011, respectively, consist of short-term highly liquid investments with a remaining maturity as of purchase date of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of

3. Summary of Significant Accounting Policies (Continued)

cash flows, we consider all highly liquid debt instruments with remaining maturities as of their purchase date of three months or less to be cash equivalents.

(h) Inventories

Inventories are stated at weighted average cost or market value and primarily consist of products for resale including merchandise and food and miscellaneous supplies. We have recorded a valuation allowance for slow moving inventory of $0.7 million as of December 31, 2012 and 2011, respectively.

(i) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include $23.0 million and $22.4 million of spare parts inventory for existing rides and attractions as of December 31, 2012 and 2011, respectively. These items are expensed as the repair or maintenance of rides and attractions occur.

(j) Advertising Costs

Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations when incurred with the exception of direct-response advertising which is charged to the period it will benefit. At December 31, 2012 and 2011, we had $1.4 million and $1.9 million in prepaid advertising, respectively. The amounts capitalized are included in prepaid expenses.

Advertising and promotions expense was $61.5 million, $62.5 million, $54.1 million and $15.2 million during the years ended December 31, 2012 and 2011, eight months ended December 31, 2010, and four months ended April 30, 2010, respectively.

(k) Debt Issuance Costs

We capitalize costs related to the issuance of debt. The amortization of such costs is recognized as interest expense using the interest method over the term of the respective debt issue.

(l) Investment Securities

At December 31, 2012 and 2011, restricted-use investment securities of $1.2 million and $0.5 million, respectively, consists primarily of funds deposited in escrow for capital replacement and tax payments for the Six Flags Great Escape Lodge and Indoor Waterpark.

(m) Property and Equipment

With the adoption of fresh start accounting on April 30, 2010, property and equipment was revalued based on the new replacement cost less depreciation valuation methodology. See Note 1(b) for assumptions used in determining the fair value of property and equipment under fresh start accounting. Property and equipment additions are recorded at cost and the carrying value is depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized as property and equipment. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

3. Summary of Significant Accounting Policies (Continued)

The estimated useful lives of the assets are as follows:

Rides and attractions	5 - 25 years
Land improvements	10 - 15 years
Buildings and improvements	Approximately 30 years
Furniture and equipment	5 - 10 years

(n) Goodwill and Intangible Assets

See Note 1(b) regarding fresh start accounting adjustments to goodwill and intangible assets.

There have been no changes in our goodwill balance of $630.2 million since the application of fresh-start accounting.

The following table reflects our intangible assets and accumulated amortization (in thousands):

	December 31,	
	2012	2011
Indefinite-lived intangible assets:		
Trade names and trademarks	$344,000	$344,000
Accumulated amortization	—	—
	344,000	344,000
Finite-lived intangible assets:		
Third party licensing rights	24,361	25,044
Accumulated amortization	(6,407)	(4,165)
	17,954	20,879
Sponsorship agreements	43,000	43,000
Accumulated amortization	(31,273)	(19,545)
	11,727	23,455
Group sales customer relationships	—	7,000
Accumulated amortization	—	(5,833)
	—	1,167
Other identifiable intangibles	3,576	3,541
Accumulated amortization	(692)	(494)
	2,884	3,047
Total intangible assets, cost	414,937	422,585
Total accumulated amortization	(38,372)	(30,037)
Total intangible assets, net	$376,565	$392,548

Our intangible assets with identifiable useful lives are amortized on a straight-line basis over their estimated useful lives. We expect that amortization expense on our existing intangible assets subject to amortization will average approximately $5.0 million over each of the next five years. The weighted

3. Summary of Significant Accounting Policies (Continued)

average useful lives of the third party licensing rights, sponsorship agreements and group sales customer relationships are ten years, four years and two years, respectively.

(o) Valuation of Long-Lived Assets

Long-lived assets totaled $2,261.4 million at December 31, 2012, consisting of property and equipment ($1,254.6 million), goodwill ($630.2 million) and other intangible assets ($376.6 million). With our adoption of fresh start accounting upon emergence, assets were revalued based on the fair values of long-lived assets.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually, or more frequently if indicators are identified that an asset may be impaired. We identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. We are a single reporting unit. For each year, the fair value of the single reporting unit exceeded our carrying amount (based on a comparison of the market price of our common stock to the carrying amount of our stockholders' equity (deficit). In September 2012, the FASB amended FASB ASC 350 which permits entities to perform a qualitative analysis on indefinite-lived intangible assets to determine if it is more likely than not that the asset is impaired. We adopted this amendment in September 2012 and we performed a qualitative analysis on our indefinite-lived trade name intangible at December 31, 2012. Based on the results of our qualitative analysis, we determined that it was more likely than not that our trade name was not impaired. Accordingly, no impairment was required on our goodwill or indefinite-lived intangible assets.

If the fair value of the reporting unit were to be less than the carrying amount, we would compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are not considered to be fully recoverable, any impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In February 2010, in connection with the Chapter 11 Filing, we decided to reject the lease with the Kentucky State Fair Board relating to our Louisville park and we no longer operate the park. In the first quarter of 2010, we classified the results of operations for the Louisville park as discontinued operations.

3. Summary of Significant Accounting Policies (Continued)

(p) Revenue Recognition

We recognize revenue upon admission into our parks, provision of our services, or when products are delivered to our customer. For season pass and other multi-use admissions, we recognize a pro-rata portion of the revenue as the guest attends our parks. Revenues are presented net of sales taxes collected from our guests and remitted to government taxing authorities in the accompanying consolidated statements of operations. Deferred income at December 31, 2012 primarily reflects advanced sales of 2013 season passes.

(q) Derivative Instruments and Hedging Activities

We account for derivatives and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging ("FASB ASC 815"). This accounting guidance establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge for accounting purposes. The accounting for changes in the fair value of a derivative (e.g., gains and losses) depends on the intended use of the derivative and the resulting designation.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and our strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to forecasted transactions. We also assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of a derivative that is effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until operations are affected by the variability in cash flows of the designated hedged item. Changes in fair value of a derivative that is not designated as a hedge are recorded in other expense in our consolidated statements of operations on a current basis.

During the fourth quarter of 2008, we discontinued hedge accounting treatment for the interest rate swaps, as they no longer met the probability test as detailed in FASB ASC 815. As a result of the termination of the interest rate swaps by the counterparties in June 2009, we recorded a $16.4 million loss in other expense. On the Effective Date, all liabilities under the derivative instruments were settled. As a result of fresh start accounting, the remaining accumulated other comprehensive income balance was eliminated and recorded as part of reorganization items. See Note 7.

(r) Interest Expense

Interest on notes payable is generally recognized as expense on the basis of stated interest rates. See Note 8 for discussion of debt agreements and related interest rates.

3. Summary of Significant Accounting Policies (Continued)

(s) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases including net operating loss and other tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. We recorded a valuation allowance of $169.9 million, $426.6 million and $420.1 million as of December 31, 2012, December 31, 2011 and December 31, 2010, respectively, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating loss and other tax carryforwards, before they expire. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets were recoverable. During the fourth quarter, we determined that the valuation allowance against our federal net operating losses was no longer required because of the significant amount of net income that we generated in 2012. Our 2012 results, coupled with our projected taxable income over the foreseeable future, gave us comfort that we would be able to utilize all of our federal net operating loss carryforwards before they expire. See Note 11.

Our liability for income taxes is finalized as auditable tax years pass their respective statutes of limitation in the various jurisdictions in which we are subject to tax. However, these jurisdictions may audit prior years for which the statute of limitations is closed for the purpose of making an adjustment to our taxable income in a year for which the statute of limitations has not closed. Accordingly, taxing authorities of these jurisdictions may audit prior years of the group and its predecessors for the purpose of adjusting net operating loss carryforwards to years for which the statute of limitations has not closed.

We classify interest and penalties attributable to income taxes as part of income tax expense. As of December 31, 2012, we had no accrued interest and penalties liability.

Beginning in 2006, we no longer permanently reinvested foreign earnings, therefore, United States deferred income taxes have been provided on foreign earnings.

(t) Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing net income (loss) applicable to Holdings' common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share is computed by dividing net income (loss) applicable to Holdings' common stockholders by the weighted average number of common shares outstanding during the period and the effect of all dilutive common stock equivalents. In periods where there is a net loss, diluted loss per common share is equal to basic loss per common share, since the effect of including any common stock equivalents would be antidilutive. For periods commencing after the Effective Date, computations for basic and diluted earnings (loss) per share were retroactively adjusted to reflect the June 2011 two-for-one stock split. See Note 15.

3. Summary of Significant Accounting Policies (Continued)

(u) Stock Benefit Plans

Successor

Pursuant to the Plan, on the Effective Date, the Six Flags Entertainment Corporation Long-Term Incentive Plan became effective (the "Long-Term Incentive Plan"). Pursuant to the Long-Term Incentive Plan, Holdings may grant stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, deferred stock units, performance and cash-settled awards and dividend equivalents (collectively, "Awards") to select employees, officers, directors and consultants of Holdings and its affiliates. The Long-Term Incentive Plan originally provided for the issuance of no more than 9,666,666 shares of common stock of Holdings, as adjusted to reflect Holdings' two-for-one stock split in June 2011. In May 2012, our stockholders approved an amended and restated Long-Term Incentive Plan that, among other things, increased the number of shares available for issuance under the Long-Term Incentive Plan by 4,400,000 shares from 9,666,666 to 14,066,666.

During the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010, stock-based compensation expense related to the Long-Term Incentive Plan was $62.6 million, $54.1 million and $18.7 million, respectively.

As of December 31, 2012, options to purchase approximately 4,718,000 shares of common stock of Holdings and approximately 347,000 shares of restricted stock or restricted stock units were outstanding under the Long-Term Incentive Plan and approximately 3,130,000 shares were available for future grant.

Successor—Stock Options

Options granted under the Long-Term Incentive Plan are designated as either incentive stock options or non-qualified stock options. Options are generally granted with an exercise price equal to the fair market value of the common stock of Holdings on the date of grant. While certain stock options are subject to acceleration in connection with a change in control, options are generally cumulatively exercisable in four equal annual installments commencing one year after the date of grant with a 10-year term. Generally, the unvested portion of stock option awards is forfeited upon termination of employment. Stock option compensation is recognized over the vesting period using the graded vesting terms of the respective grant.

The estimated fair value of the majority of our options granted was calculated using the Black-Scholes option pricing valuation model. This model takes into account several factors and assumptions. The risk-free interest rate is based on the yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term assumption at the time of grant. The simplified method was used to calculate the expected term (estimated period of time outstanding) because our historical data from our pre-confirmation equity grants is not representative or sufficient to be used to develop an expected term assumption. Expected volatility was based on the historical volatility of similar companies' common stock for a period equal to the stock option's expected term, calculated on a daily basis. The expected dividend yield is based on expected dividends for the expected term of the stock options. The fair value of stock options on the date of grant is expensed on a straight line basis over the requisite service period of the graded vesting term as if the award was, in substance, multiple awards.

In August 2011, stock option grants were made to the vast majority of full-time employees. Given the then current share limitations of the Long-Term Incentive Plan, certain of the option grants to officers were made contingent upon stockholder approval of an amendment to the plan increasing the

3. Summary of Significant Accounting Policies (Continued)

number of available shares. This increase in the number of available shares received overwhelming stockholder approval at the May 2012 annual stockholders meeting, satisfying the stockholder approval contingency of such options. The accounting measurement date for these grants was May 2, 2012. At that date, the strike prices of the options were less than the prevailing trading price for the underlying shares, and as such the options were valued as in-the-money options. Due to limitations in the Black-Scholes model related to options treated as in-the-money, we elected to value the options using the Hull-White I lattice model with a simplified assumption for the early settlement to value these options. The inherent advantage of Hull-White I lattice model relative to the Black-Scholes model is that option exercises are modeled as being dependent on the evolution of the stock price and not solely on the amount of time that has passed since the grant date. The Hull-White I lattice model uses all of the same assumptions as the Black-Scholes model and also assumes a post-vesting cancellation rate, which treats a cancelled option as (i) exercised immediately if it is in-the-money or (ii) worthless if it is out-of-the-money. The post-vesting cancellation rate assumption that was used in the valuation of these options was 0%.

The following weighted-average assumptions were utilized in the Black-Scholes model for the stock options granted in the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010:

	December 31, 2012		December 31, 2011		December 31, 2010	
	CEO	Employees	CEO	Employees	CEO	Employees
Risk-free interest rate	1.08%	1.08%	—%	1.68%	2.16%	1.82%
Expected life (in years)	6.25	6.25	—	6.25	6.25	6.25
Expected volatility	44.23%	44.14%	—%	43.68%	44.11%	43.96%
Expected dividend yield	4.51%	3.48%	—%	0.65%	—%	—%

The following table summarizes option activity for the year ended December 31, 2012:

	Shares	Weighted Avg. Exercise Price ($)	Weighted Avg. Remaining Contractual Term	Aggregate Intrinsic Value ($)
Balance at December 31, 2011	5,732,000	21.99		
Granted	1,292,000	51.04		
Exercised	(1,963,000)	20.39		
Canceled or exchanged	—	—		
Forfeited	(341,000)	29.41		
Expired	(2,000)	31.26		
Balance at December 31, 2012	4,718,000	30.07	8.29	146,868,000
Vested and expected to vest at December 31, 2012	4,569,000	29.99	8.29	142,614,000
Options exercisable at December 31, 2012	389,000	24.32	7.97	14,341,000

The weighted average grant date fair value of the options granted during the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010 was $16.13, $13.82 and $8.28, respectively.

3. Summary of Significant Accounting Policies (Continued)

The total intrinsic value of options exercised for the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010 was $68.0 million, $6.9 million and $0.6 million, respectively. The total fair value of options that vested during the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010 was $15.7 million, $10.3 million and $0.5 million, respectively.

As of December 31, 2012, there was $25.0 million of total unrecognized compensation expense related to option awards, which is expected to be recognized over a weighted-average period of 2.9 years.

Cash received from the exercise of stock options during the years ended December 31, 2012 and 2011 and eight months ended December 31, 2010 was $40.0 million, $9.1 million and $0.6 million, respectively.

Successor—Stock, Restricted Stock and Restricted Stock Units

Stock, restricted stock and restricted stock units granted under the Long-Term Incentive Plan may be subject to transfer and other restrictions as determined by the compensation committee of Holdings' Board of Directors. Generally, the unvested portion of restricted stock and restricted stock unit awards is forfeited upon termination of employment. The fair value of stock, restricted stock and restricted stock unit awards on the date of grant is expensed on a straight line basis over the requisite service period of the graded vesting term as if the award was, in substance, multiple awards.

During the year ended December 31, 2011, approximately 5,000 shares of stock were granted to our Chief Executive Officer as part of his 2010 bonus award. In addition to the restricted stock awards granted, during the year ended December 31, 2010 a performance award was established that, based on the EBITDA performance of the Company in 2010 and 2011, resulted in an additional 1,456,000 shares of restricted stock units being granted to certain key employees in February 2012. Such restricted stock units were unvested when granted and originally scheduled to vest upon the completion of the Company's 2012 audit if the EBITDA performance target for 2012 was achieved. Since as of December 2012 it was clear that the Company would exceed the performance target for 2012, Holdings' Board of Directors determined it was in the best interest of the Company to accelerate the vesting of the award by a couple of months to a December 24, 2012 vesting date thereby potentially creating significant tax savings for the individuals that received the award. As of December 31, 2012, all of the compensation expense related to this award has been recognized. In September 2012, our Chief Operating Officer retired and upon his retirement, 41,000 of these shares of restricted stock units were forfeited.

During the year ended December 31, 2011, an additional performance award was established based on our aspirational goal to achieve Modified EBITDA of $500 million by 2015. The aggregate payout under the performance award to key employees if the target is achieved in 2015 would be 1,325,000 shares but could be more or less depending on the level of achievement and the timing thereof. There has been no stock-based compensation expense recorded for this performance award because it is not deemed probable that we will achieve the specified performance targets as of December 31, 2012. Based on the closing market price of Holdings' common stock on the last trading day of the quarter ended December 31, 2012, the total unrecognized compensation expense related to this award at target achievement in 2015 is $81.1 million that will be expensed over the service period if it becomes probable of achieving the performance condition. We will continue to evaluate the probability of achieving the performance condition going forward and record the appropriate expense if necessary.

3. Summary of Significant Accounting Policies (Continued)

The following table summarizes stock, restricted stock and restricted stock unit activity for the year ended December 31, 2012:

	Shares	Weighted Average Grant Date Fair Value Per Share ($)
Non-vested balance at January 1, 2012	548,000	18.74
Granted	1,467,000	45.84
Vested	(1,606,000)	42.69
Forfeited	(62,000)	35.72
Cancelled	—	—
Non-vested balance at December 31, 2012	347,000	19.46

The weighted average grant date fair value per share of stock awards granted during the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010 was $45.84, $35.13 and $17.93, respectively.

The total grant date fair value of the stock awards granted during the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010 was $67.3 million, $0.8 million and $17.2 million, respectively. The total fair value of stock awards that vested during the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010 was $68.5 million, $4.2 million and $2.6 million, respectively.

As of December 31, 2012, there was $2.2 million of total unrecognized compensation expense related to restricted stock and restricted stock unit awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Deferred Share Units

Non-employee directors can elect to receive the value of their annual cash retainer as a deferred share unit award (DSU) under the Long-Term Incentive Plan whereby the non-employee director is granted DSUs in an amount equal to such director's annual cash retainer divided by the closing price of Holdings' common stock on the date of the annual stockholders meeting. Each DSU represents the Company's obligation to issue one share of common stock and the shares are delivered approximately thirty days following the cessation of the non-employee director's service as a director of the Company.

DSUs vest quarterly consistent with the manner in which non-employee directors' cash retainers are paid. The fair value of the DSUs on the date of grant is expensed on a straight line basis over the requisite service period of the graded vesting term as if the award was, in substance, multiple awards.

During the year ended December 31, 2012, approximately 2,000 DSUs were granted at a weighted-average grant date fair value of $48.40 per unit. The total grant date fair value of DSUs granted during the year ended December 31, 2012 was $0.1 million. During the year ended December 31, 2011, no DSUs were granted.

As of December 31, 2012, there was no unrecognized compensation expense related to the outstanding DSUs.

3. Summary of Significant Accounting Policies (Continued)

Dividend Equivalent Rights

On February 8, 2012, Holdings' Board of Directors granted dividend equivalent rights (DERs) to holders of unvested stock options. At February 8, 2012, approximately 5.0 million unvested stock options were outstanding. As stockholders are paid cash dividends, the DERs will accrue dividends which will be distributed to stock option holders upon the vesting of their stock option award. Holdings will distribute the accumulated accrued dividends pursuant to the DERs in either cash or shares of common stock. Generally, holders of stock options for fewer than 1,000 shares of stock will receive their accumulated accrued dividends in cash. Generally, holders of stock options for 1,000 shares of stock or greater will receive their accumulated accrued dividends in shares of common stock. In addition, Holdings' Board of Directors granted similar DERs payable in shares of common stock if and when any shares are granted under the stock-based compensation performance award program based on the EBITDA performance of the Company in 2012 - 2015. In August 2012, Holdings' Board of Directors granted approximately 1.0 million additional options to the majority of the full-time employees of the Company as well as DERs in connection with such options.

The DER grants to participants with 1,000 or more unvested stock options and the DER grants related to the performance award were granted contingent upon stockholder approval at the Company's 2012 Annual Meeting of Stockholders of the Company's proposal to amend the Long-Term Incentive Plan to increase the number of shares for issuance under the Long-Term Incentive Plan from 9,666,666 to 14,066,666. On May 2, 2012, our stockholders approved the Long-Term Incentive Plan amendment to increase the number of shares available for issuance. We recorded $6.1 million of stock-based compensation for the DER grants during the year ended December 31, 2012.

Successor—Employee Stock Purchase Plan

On September 15, 2010 and subject to stockholder approval, Holdings' Board of Directors adopted the Six Flags Entertainment Corporation Employee Stock Purchase Plan (the "ESPP") under Section 423 of the Internal Revenue Code. On May 4, 2011, our stockholders approved the ESPP and the ESPP became effective. The ESPP allows eligible employees to purchase Holdings' common stock at 90% of the lower of the market value of the common stock at the beginning or end of each successive six-month offering period. Amounts accumulated through participants' payroll deductions ("purchase rights") are used to purchase shares of common stock at the end of each purchase period. Pursuant to the ESPP, no more than 1,000,000 shares of common stock of Holdings may be issued, as adjusted to reflect the two-for-one stock split in June 2011. Holdings' common stock may be issued by either authorized and unissued shares, treasury shares or shares purchased on the open market. At December 31, 2012, we had 959,000 shares available for purchase pursuant to the ESPP.

For the ESPP six-month offering period ended June 30, 2012, and the six-month offering period ended December 31, 2012, stock-based compensation related to the purchase rights was calculated as the difference between the cost to purchase Holdings' common stock at 90% of the market value of the common stock at the beginning of the six-month offering periods and the cost to purchase Holdings' common stock at the market value of the common stock at the end of the six-month offering periods.

During the years ended December 31, 2012 and 2011, we recognized $0.3 million and $0.2 million of stock-based compensation expense relating to the ESPP, respectively.

3. Summary of Significant Accounting Policies (Continued)

As of December 31, 2012 and 2011, no purchase rights were outstanding under the ESPP. The total intrinsic value of purchase rights exercised during the years ended December 31, 2012 and 2011 was $0.3 million and $0.2 million, respectively.

Predecessor

Pursuant to the Plan, all stock-based compensation arrangements and awards were cancelled on the Effective Date including, without limitation, the following: (i) SFI's 2001 Stock Option and Incentive Plan; (ii) the SFI Stock Option Plan for Directors; (iii) SFI's 2004 Stock Option and Incentive Plan; (iv) SFI's 2006 Stock Option and Incentive Plan; (v) SFI's 2006 Employee Stock Purchase Plan; (vi) SFI's 2007 Stock Option and Incentive Plan; (vii) the SFI 2008 Stock Option and Incentive Plan; and (viii) all outstanding awards and grants thereunder (collectively, the "Preconfirmation Stock Incentive Plans").

During the four months ended April 30, 2010, stock-based compensation expense related to the Preconfirmation Stock Incentive Plans was $2.0 million (including $1.3 million recorded in reorganization items as the grants were canceled as a result of the Plan).

Under the Preconfirmation Stock Incentive Plans, our employees and directors were awarded stock options, restricted stock and other stock-based awards. No awards were granted in the four months ended April 30, 2010.

Predecessor—Stock Options

Options granted under the Preconfirmation Stock Incentive Plans were designated as either incentive stock options or non-qualified stock options. Options were generally granted with an exercise price equal to the market value of SFI's common stock on the date of grant. These option awards generally vested 20% per year, commencing with the date of grant, and had a contractual term of either 7, 8 or 10 years. Stock option compensation is recognized over the vesting period using the graded vesting terms of the respective grant.

The estimated fair value of options granted was calculated using the Black-Scholes option pricing valuation model. This model takes into account several factors and assumptions. The risk-free interest rate is based on the yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term assumption at the time of grant. The expected term (estimated period of time outstanding) is estimated using the contractual term of the option and the historical effects of employees' expected exercise and post-vesting employment termination behavior. Expected volatility was calculated based on historical volatility for a period equal to the stock option's expected life, calculated on a daily basis. The expected dividend yield is based on expected dividends for the expected term of the stock options. The fair value of stock options on the date of grant is expensed on a straight line basis over the requisite service period of the graded vesting term as if the award was, in substance, multiple awards.

No options were granted during the four months ended April 30, 2010.

No options were exercised during the four months ended April 30, 2010. The total fair value of options that vested during the four months ended April 30, 2010 was $3.0 million.

3. Summary of Significant Accounting Policies (Continued)

On the Effective Date, all stock-based compensation arrangements and awards of SFI were cancelled. Immediately upon cancellation, we recorded $0.7 million of unrecognized compensation costs associated with the cancelled options as a reorganization item.

Predecessor—Restricted Stock

Restricted stock awards granted under the Preconfirmation Stock Incentive Plans were subject to transfer and other restrictions as determined by the Compensation Committee of SFI's Board of Directors. Generally, the unvested portion of restricted stock awards was forfeited upon termination of employment. The fair value of restricted stock awards on the date of grant is expensed on a straight line basis over the requisite service period of the graded vesting term as if the award was, in substance, multiple awards.

No restricted stock awards were granted during the four months ended April 30, 2010. The total fair value of restricted stock awards that vested during the four months ended April 30, 2010 was $3.0 million.

On the Effective Date, all stock-based compensation arrangements and awards of SFI were cancelled. Immediately upon cancellation, we recorded $0.6 million of unrecognized compensation costs associated with the cancelled restricted stock as a reorganization item.

(v) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), changes in the foreign currency translation adjustment, changes in the fair value of derivatives that are designated as hedges and changes in the net actuarial gains (losses) and amortization of prior service costs on our defined benefit retirement plan.

(w) Redeemable Noncontrolling Interest

We record the carrying amount of our redeemable noncontrolling interests at their fair value at the date of issuance. We recognize the changes in their redemption value immediately as they occur and adjust the carrying value of these redeemable noncontrolling interests to equal the redemption value at the end of each reporting period, if greater than the redeemable noncontrolling interest carrying value. This method would view the end of the reporting period as if it were also the redemption date for the redeemable noncontrolling interests. We conduct an annual review to determine if the fair value of the redeemable units is less than the redemption amount. If the fair value of the redeemable units is less than the redemption amount, there would be a charge to earnings per share allocable to common stockholders. The redemption amount at the end of each reporting period did not exceed the fair value of the redeemable units.

(x) Reclassifications

Reclassifications have been made to certain amounts reported in 2011 and 2010 to conform to the 2012 presentation.

3. Summary of Significant Accounting Policies (Continued)

(y) Recent Accounting Pronouncements

In September 2012, the FASB issued an amendment to the accounting for goodwill and other intangible assets. This update permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The previous guidance required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. The amendment gives an entity the option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. These amendments, which permit an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment, result in guidance that is similar to the goodwill impairment testing guidance. The new guidance is effective as of the beginning of interim and annual reporting periods that begin after September 15, 2012.

We adopted the new guidance at September 15, 2012. As a result, we assessed qualitative factors to determine if it was more likely than not that our indefinite-lived trade name intangible asset was impaired at December 31, 2012. Based on our qualitative assessment, we determined that our trade name intangible asset was not impaired at December 31, 2012 and therefore we did not perform a quantitative analysis. See Note 3(o) to the Consolidated Financial Statements.

In June 2009, the FASB issued an amendment to the accounting for variable interest entities. This update changes the consolidation guidance applicable to a variable interest entity. It also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a variable interest entity, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the variable interest entity that could potentially be significant to the variable interest entity. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Previously, the applicable guidance required reconsideration of whether an enterprise was the primary beneficiary of a variable interest entity only when specific events had occurred. Qualifying special-purpose entities, which were previously exempt from the application of this standard, will be subject to the provisions of this standard when it becomes effective. This update also requires enhanced disclosures about an enterprise's involvement with a variable interest entity. The new guidance is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009.

We adopted the new guidance at January 1, 2010. As a result of adopting this update, we consolidated HWP Development, LLC joint venture as of January 1, 2010, which resulted in a $38.8 million and a $33.8 million increase our assets and liabilities, respectively. The equity interests owned by non-affiliated parties in HWP are reflected in the accompanying consolidated balance sheets as noncontrolling interest. The portion of earnings attributable to the non-affiliated parties is reflected as net income attributable to noncontrolling interest in the accompanying consolidated statements of operations for periods ended December 31, 2012, December 31, 2011, December 31, 2010 and April 30, 2010. The adoption of this updated amendment did not change the accounting treatment of the partnerships that own SFOT and SFOG, which we continued to consolidate. See Note 6.

4. Disposition of Theme Parks

In February 2010, in connection with the Chapter 11 Filing, we decided to reject the lease with the Kentucky State Fair Board relating to our Louisville park and we no longer operate the park. For the year ended December 31, 2009, we recorded a $36.9 million impairment of the Louisville park assets, including $0.6 million of inventory and prepaid expenses, as part of discontinued operations in our statement of operations. On September 30, 2010, we settled the lease rejection with the Kentucky State Fair board and recorded a $0.1 million gain on the final settlement.

The Consolidated Financial Statements as of and for all periods presented reflect the assets, liabilities and results of operations for our Louisville park as discontinued operations. As of December 31, 2012 and 2011, there were no assets or liabilities held for sale related to any of our parks that had been sold, excluding contingent liabilities discussed in Note 16.

The following are components of the net results of discontinued operations for the indicated periods (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Operating revenue	$ —	$ —	$ 111	$ 127
Loss from discontinued operations before income taxes	$ —	$ —	$(603)	$(2,633)
Impairment on assets held for sale	—	—	—	—
Decrease (increase) in contingent liabilities from sale indemnities	7,273	1,201	(51)	10,308
Gain on assets held for sale	—	—	89	2,084
Income (loss) from discontinued operations	$7,273	$1,201	$(565)	$ 9,759

Our long-term debt is not directly associated with discontinued operations, and we have not allocated a portion of our interest expense to the discontinued operations.

5. Property and Equipment

Property and equipment, at cost, are classified as follows (in thousands):

	December 31,	
	2012	2011
Land	$ 227,202	$ 227,257
Land improvements	166,280	158,855
Buildings and improvements	256,967	250,020
Rides and attractions	809,006	742,259
Equipment	175,735	165,960
Total	1,635,190	1,544,351
Accumulated depreciation	(380,561)	(252,514)
	$1,254,629	$1,291,837

6. Noncontrolling Interests, Partnership and Joint Ventures

Redeemable noncontrolling interests represents the non-affiliated parties' share of the assets of the three parks that are less than wholly-owned, including SFOT and SFOG (including Six Flags White Water Atlanta which is owned by the partnership that owns SFOG).

The following table presents a rollforward of redeemable noncontrolling interests in SFOT and SFOG (in thousands):

Balance at December 31, 2010	**$441,655**
Fresh start accounting fair market value adjustment for purchased units	(280)
Purchases of redeemable units of SFOT and SFOG	(948)
Net income attributable to noncontrolling interests	35,988
Distributions to noncontrolling interests	(35,988)
Balance at December 31, 2011	**440,427**
Fresh start accounting fair market value adjustment for purchased units	(453)
Purchases of redeemable units of SFOT and SFOG	(2,033)
Net income attributable to noncontrolling interests	36,840
Distributions to noncontrolling interests	(36,840)
Balance at December 31, 2012	**$437,941**

See Note 16 for a description of the partnership arrangements applicable to SFOT and SFOG. The redemption value of the partnership units at December 31, 2012 is approximately $348.2 million.

As a result of adopting FASB ASC 810 as described in Note 3(y), we consolidated HWP in the Consolidated Financial Statements beginning on January 1, 2010. Noncontrolling interests represent the non-affiliated parties' share of the assets of HWP. In October 2011, we acquired a third party's ownership interests for $1.0 million. As a result, our ownership interest in the HWP joint venture increased from approximately 41% to approximately 49%. The following table presents a rollforward of noncontrolling interests in HWP (in thousands):

Balance at December 31, 2010	**$4,455**
Net loss attributable to noncontrolling interests	(183)
Purchase of ownership interests	(585)
Fresh start accounting fair market value adjustment for purchased ownership interests	(17)
Balance at December 31, 2011	**3,670**
Net income attributable to noncontrolling interests	264
Purchase of ownership interests	—
Fresh start accounting fair market value adjustment for purchased ownership interests	—
Balance at December 31, 2012	**$3,934**

In June 2007, we acquired a 40% interest in a venture that owns 100% of dick clark productions, inc. ("DCP"). The other investor in the venture, Red Zone Capital Partners II, L.P. ("Red Zone"), is managed by two of our former directors, Daniel M. Snyder and Dwight C. Schar. During the fourth quarter of 2007, an additional third party investor purchased approximately 2.0% of the interest in DCP from us and Red Zone. As a result, our ownership interest was approximately 39.2% at

6. Noncontrolling Interests, Partnership and Joint Ventures (Continued)

December 31, 2011. Furthermore, as a result of adopting fresh start accounting, our investment in DCP was adjusted to its fair value as described in Note 1(b). During the third quarter of 2010, we received distributions from DCP in the amount of $42.5 million. During the third quarter of 2012, the venture sold DCP to a third party. We received approximately $70.0 million for our portion of the proceeds from the sale on October 1, 2012 and we received an additional $0.3 million in January 2013 related to the sale of another small investment that was owned by the venture. We recorded a gain of approximately $67.3 million after recovering our $2.5 million investment and a $0.5 million license that allowed us to air DCP shows at our parks. There are several items that are being resolved related to the sale. As a result, some of the sale proceeds are being held in escrow to be released at later dates. If all of these items result in favorable outcomes, we would receive up to $10 million of additional proceeds from the sale. We have not recorded a receivable for any of these additional amounts due to their contingent nature.

We had accounted for our investment under the equity method and included our investment of $4.7 million as of December 31, 2011, in deposits and other assets in the accompanying consolidated balance sheets.

7. Derivative Financial Instruments

In March 2012, we entered into a floating-to-fixed interest rate agreement with a notional amount of $470.0 million in order to limit exposure to an increase in the LIBOR interest rate of the Term Loan B (see Note 8). Our Term Loan B borrowings bear interest based on LIBOR plus an applicable margin. The interest rate agreement capped the LIBOR component of the interest rate at 1.00%. The term of the agreement began in March 2012 and expires in March 2014. Upon executing the agreement, we designated and documented the interest rate agreement as a cash flow hedge.

By utilizing a derivative instrument to hedge our exposure to LIBOR rate changes, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instrument was placed with a counterparty that we believe poses minimal credit risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or currency exchange rates. The market risk associated with the interest rate cap agreement is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

We do not hold or issue derivative instruments for trading or other speculative purposes.

We record derivative instruments on our condensed consolidated balance sheet at fair value. Our derivatives are measured on a recurring basis using Level 2 inputs. The fair value measurements of our derivatives are based on market prices that generally are observable for similar assets or liabilities at commonly quoted intervals. Derivative assets and derivative liabilities that have maturity dates equal to or less than twelve months from the balance sheet date are included in prepaid and other current assets and other accrued liabilities, respectively. Derivative assets and derivative liabilities that have maturity dates greater than twelve months from the balance sheet date are included in deposits and other assets and other long-term liabilities, respectively.

7. Derivative Financial Instruments (Continued)

Derivatives recorded at fair value in our condensed consolidated balance sheets as of December 31, 2012 and December 31, 2011 consisted of the following (in thousands):

	Derivative Assets	
	December 31, 2012	December 31, 2011
Derivatives Designated as Cash Flow Hedges		
Interest rate contract—current	$ 2	$—
Interest rate contract—non-current	30	—
	$32	$—

At December 31, 2012 and December 31, 2011, we held no derivative liabilities. At December 31, 2012 and December 31, 2011, we held no derivatives not designated as hedging instruments.

Changes in the fair value of derivatives that are designated as hedges are reported on the condensed consolidated balance sheet in accumulated other comprehensive income ("AOCI") when in qualifying effective relationships and directly in other (income) expense, net when they are not designated as hedges. These amounts are reclassified to interest expense when the forecasted transaction takes place.

Gains and losses, net of tax, on derivatives designated as cash flow hedges included in our condensed consolidated statement of operations for the years ended December 31, 2012 and 2011 were as follows (in thousands):

Years Ended December 31, 2012 and 2011

Derivatives Designated as Cash Flow Hedges	Loss Recognized in OCI (Effective Portion)		Loss Reclassified from AOCI into Operations (Effective Portion)		Loss Recognized in Operations on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	2012	2011	2012	2011	2012	2011
Interest rate contract	$(866)	$—	$(37)	$—	$—	$—
Total	$(866)	$—	$(37)	$—	$—	$—

As of December 31, 2012, approximately $0.6 million of unrealized losses associated with our interest rate contract derivative instrument is expected to be reclassified from AOCI to operations during the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these unrealized losses to operations are the periodic interest payments that are required to be made on the Term Loan B. For the year ended December 31, 2012, no hedge ineffectiveness was recorded for the interest rate agreement.

In February 2008, we entered into two interest rate swap agreements that effectively converted $600.0 million of the term loan component of the Prepetition Credit Agreement into a fixed rate obligation. The terms of the agreements, each of which had a notional amount of $300.0 million, began in February 2008 and expired in February 2011. Our term loan borrowings bore interest based upon LIBOR plus a fixed margin. Under our interest rate swap arrangements, our interest rates ranged from 5.325% to 5.358% (with an average of 5.342%). In June 2009, we were informed by the counterparties

7. Derivative Financial Instruments (Continued)

to the interest rate swap agreements that as a result of the Chapter 11 Filing the interest rate swap agreements were being terminated.

During the fourth quarter of 2008, it was determined that our interest rate swaps no longer met the probability test under FASB ASC 815. At that time, hedge accounting treatment was discontinued for the two interest rate swaps.

The critical terms, such as the index, settlement dates, and notional amounts, of the derivative instruments were substantially the same as the provisions of our hedged borrowings under the Prepetition Credit Agreement. As a result, no material ineffectiveness of the cash-flow hedges was recorded in the consolidated statements of operations prior to the loss of hedge accounting treatment in the fourth quarter of 2008.

Upon notification by the counterparties in June 2009 that the interest rate swaps were terminating, the counterparties to the interest rate swap agreements provided four independent quotations for replacement transactions that were used to determine the derivative liability at termination. These quoted prices were for specific transactions and were considered Level 1 fair value measurements. As a result of the termination of the interest rate swaps in June 2009, we recorded a $16.4 million loss in other expense in 2009.

The following is a summary of the changes recorded in accumulated other comprehensive income (loss) during the four months ended April 30, 2010 (in thousands):

	Predecessor Gain
Ending balance at December 31, 2009	$1,270
Reclassification to other (income) expense, net	(559)
Ending balance at April 30, 2010	$ 711

On the Effective Date, we settled all obligations under the interest rate swaps. As a result of fresh start accounting, the remaining accumulated other comprehensive income balance was eliminated and recorded as a reorganization item.

8. Long-Term Indebtedness

2011 Credit Facility

On December 20, 2011, we entered into a $1,135.0 million credit agreement (the "2011 Credit Facility"), which replaced the First Lien Amendment and related facilities, with several lenders including Wells Fargo Bank National Association, as administrative agent and related loan and security documentation agents. The 2011 Credit Facility was comprised of a 5-year $200.0 million revolving credit loan facility (the "2011 Revolving Loan"), a 5-year $75.0 million Tranche A Term Loan facility (the "Term Loan A") and a 7-year $860.0 million Tranche B Term Loan facility (the "Term Loan B" and together with the Term Loan A, the "2011 Term Loans"). In certain circumstances, the Term Loan B could be increased by $300.0 million. The proceeds from the $935.0 million 2011 Term Loans were used, along with $15.0 million of existing cash, to retire the $950.0 million Senior Term Loan. Interest on the 2011 Credit Facility accrues based on pricing rates corresponding with SFTP's senior secured leverage ratios as set forth in the credit agreement.

8. Long-Term Indebtedness (Continued)

On December 21, 2012, we entered into an amendment to the 2011 Credit Facility (the "2012 Credit Facility Amendment") that among other things, permitted us to (i) issue $800 million of senior unsecured notes, (ii) use $350.0 million of the proceeds of the senior unsecured notes to repay the $72.2 million that was outstanding under the Term Loan A and $277.8 million of the outstanding balance of the Term Loan B, (iii) use the remaining $450.0 million of proceeds for share repurchases and other corporate matters, and (iv) reduced the interest rate payable on the Term Loan B by 25 basis points.

At December 31, 2012 and 2011, no advances under the 2011 Revolving Loan were outstanding (excluding letters of credit in the amount of $18.2 million and $31.2 million, respectively). Interest on the 2011 Revolving Loan accrues at an annual rate of LIBOR plus an applicable margin with an unused commitment fee based on our senior secure leverage ratio. At December 31, 2012 and 2011, the 2011 Revolving Loan unused commitment fee was 0.50%. The principal amount of the 2011 Revolving Loan is due and payable on December 20, 2016.

At December 31, 2012 the Term Loan A had been fully repaid and at December 31, 2011, $75.0 million of the Term Loan A was outstanding. Interest on the $75.0 million Term Loan A accrued at an annual rate of LIBOR plus an applicable margin based on our senior secure leverage ratio. At December 31, 2011, the Term Loan A interest rate was 2.55%. Beginning on March 31, 2012, the Term Loan A began amortizing in quarterly installments of $0.9 million per quarter and was paid off on December 31, 2012 with the proceeds from the senior unsecured note offering.

At December 31, 2012 and 2011 $582.2 million and $860.0 million under the Term Loan B were outstanding, respectively. Interest on the Term Loan B accrues at an annual rate of LIBOR plus an applicable margin, with a 1.0% LIBOR floor, based on our senior secure leverage ratio. At December 31, 2012 and 2011, the Term Loan B interest rate was 4.00% and 4.25%. respectively. Beginning on March 31, 2013, the Term Loan B will amortize in quarterly installments of $1.5 million with all remaining outstanding principal due and payable on December 20, 2018.

Pursuant to the 2011 Credit Facility agreement, amounts outstanding under the 2011 Credit Facility are guaranteed by Holdings, SFO and certain of the domestic subsidiaries of SFTP (collectively, the "Loan Parties"). The 2011 Credit Facility is secured by first priority liens upon substantially all existing and after-acquired assets of the Loan Parties. The agreement contains certain representations, warranties and affirmative covenants, including minimum interest coverage and a maximum senior leverage maintenance covenant. In addition, the 2011 Credit Facility agreement contains restrictive covenants that, subject to certain exceptions, limit or restrict, among other things, the ability of the Loan Parties to incur indebtedness, create liens, engage in mergers, consolidations and other fundamental changes, make investments or loans, engage in transactions with affiliates, pay dividends, make capital expenditures and repurchase capital stock. The 2011 Credit Facility agreement contains certain events of default, including payment, breaches of covenants and representations, cross defaults to other material indebtedness, judgment, and changes of control and bankruptcy events of default.

2021 Notes

On December 21, 2012, Holdings issued $800.0 million of 5.25% senior unsecured notes due January 15, 2021 (the "2021 Notes"). The proceeds from the 2021 Notes were used to repay the $72.2 million that was outstanding under the Term Loan A and to repay $277.8 million of the outstanding balance of the Term Loan B and the remaining proceeds will be used for share repurchases

8. Long-Term Indebtedness (Continued)

and other corporate matters. Interest payments of $21.0 million are due on January 15 and July 15 (except in 2013 when we will only make one interest payment of $22.3 million on July 15 and in 2021 when we will only make one payment of $21.0 million on January 15).

The 2021 Notes are guaranteed by the Loan Parties. The 2021 Notes contain restrictive covenants that, subject to certain exceptions, limit or restrict, among other things, the ability of the Loan Parties to incur additional indebtedness, create liens, engage in mergers, consolidations and other fundamental changes, make investments, engage in transactions with affiliates, pay dividends and repurchase capital stock. The 2021 Notes contain certain events of default, including payment, breaches of covenants and representations, cross defaults to other material indebtedness, judgment, and changes of control and bankruptcy events of default.

In connection with the 2012 Credit Facility Amendment, the issuance of the 2021 Notes and the repayment of the Term Loan A and a portion of the Term Loan B, we recorded a $0.6 million loss on debt extinguishment for the year ended December 31, 2012.

First Lien Credit Agreement and Second Lien Credit Agreement

On the Effective Date, Holdings, SFO and SFTP entered into the First Lien Credit Agreement with several lenders including JPMorgan Chase Bank N.A., as administrative agent, and related loan and security documentation. The Senior Credit Facility consisted of an $890.0 million senior secured credit facility comprised of the $120.0 million revolving loan facility, which could be increased to up to $150.0 million in certain circumstances, and a $770.0 million term loan facility. Interest on the Senior Credit Facility accrued at an annual rate equal to LIBOR + 4.25% in the case of the revolving loan facility and LIBOR + 4.00% in the case of the Exit First Lien Term Loan, with a 2.00% LIBOR floor and a 1.50% commitment fee on the average daily unused portion of the revolving loan facility. The principal amount of the revolving loan facility was due and payable on June 30, 2015. The First Lien Credit Agreement required quarterly repayments of principal on the Exit First Lien Term Loan beginning in March 2013 in an amount equal to 0.25% of the initial aggregate principal amount of the Exit First Lien Term Loan and all remaining outstanding principal was due and payable on June 30, 2016. On August 5, 2010, we made a discretionary $25.0 million prepayment on the Exit First Lien Term Loan and recorded a $1.0 million net loss on the debt extinguishment.

On December 3, 2010, the First Lien Credit Agreement was amended (the "First Lien Amendment") to increase the Senior Credit Facility to $1.070 billion comprised of $120.0 million revolving loan facility (the "Revolving Loan") (none of which was outstanding at December 31, 2010 (excluding letters of credit in the amount of $27.6 million)), which could be increased up to $200.0 million in certain circumstances, and a $950.0 million term loan facility (the "Senior Term Loan") (all of which was outstanding at December 31, 2010). Interest on the Senior Credit Facility accrued at an annual rate equal to LIBOR + 4.25% in the case of the Revolving Loan, with a 1.50% LIBOR floor (no draws outstanding at December 31, 2010) and LIBOR + 3.75% in the case of the Senior Term Loan, with a 1.50% LIBOR floor (5.5% at December 31, 2010). Interest on the Senior Term Loan was subject to a 0.25% reduction based on the Company achieving certain rating agency levels or senior secured leverage ratio amounts. In March 2011, we received this 0.25% reduction when our corporate rating was improved to BB- by Standard & Poor's. On December 20, 2011 in connection with the 2011 Credit Facility, we repaid in full the $950.0 million Senior Term Loan, terminated the Senior Credit Facility, and recorded a $42.2 million loss on debt extinguishment.

8. Long-Term Indebtedness (Continued)

On the Effective Date, Holdings, SFO and SFTP entered into a Second Lien Credit Agreement with several lenders including Goldman Sachs Lending Partners LLC, as administrative agent, and related loan and security documentation. The Exit Second Lien Facility consisted of a $250.0 million senior secured term loan facility. Interest on the Exit Second Lien Facility accrued at an annual rate equal to LIBOR + 7.25% with a 2.00% LIBOR floor. The Second Lien Credit Agreement did not require any amortization of principal and the entire outstanding principal amount of the Exit Second Lien Facility was due and payable on December 31, 2016. On December 3, 2010, in connection with the First Lien Amendment, the Company repaid in full the $250.0 million second lien term loan and recorded a $17.5 million loss on debt extinguishment.

TW Loan

On the Effective Date, the TW Borrowers entered into the TW Loan with TW-SF, LLC. The TW Loan provided the TW Borrowers with a $150.0 million multi-draw term loan facility. Interest on the TW Loan accrued at a rate equal to (i) the greater of (a) LIBOR or (b) 2.50% (or to the extent that any LIBOR or similar rate floor under the Senior Credit Facility (or under any senior term credit facility that amends, restates, amends and restates, refinances, modifies or extends the Senior Credit Facility) is higher than 2.50%, such higher floor) plus (ii) the then "Applicable Margin" under the Exit First Lien Term Loan (or, if higher) under any successor term facility plus (iii) 1.00%. The TW Loan was unconditionally guaranteed on a joint and several and senior unsecured basis by Holdings, SFO, SFTP and each of the direct and indirect domestic subsidiaries of Holdings who were guarantors under the Senior Credit Facility (collectively, the "TW Guarantors") under the terms of the Guarantee Agreement (the "TW Guarantee Agreement") entered into by the TW Guarantors in favor of TW-SF, LLC on the Effective Date. The TW Loan agreement and TW Guarantee Agreement contained representations, warranties, covenants and events of default on substantially similar terms as those contained in the First Lien Credit Agreement, as amended. On December 3, 2010, the TW Loan agreement and TW Guarantee Agreement were amended to primarily conform to the new terms under the First Lien Amendment. Under the TW Loan amendment, the TW Borrowers agreed to pay an unused commitment fee of 0.50% per year. No borrowings occurred during 2011 or 2010 under the TW Loan. On December 20, 2011 and in connection with the 2011 Credit Facility, the TW Loan and the related TW Guarantee Agreement were terminated and we recorded a $4.3 million loss on debt extinguishment.

On May 15, 2009, the TW Borrowers entered into a promissory note with TW-SF, LLC ("Prepetition TW Promissory Note"). Interest on the Prepetition TW Promissory Note accrued at a rate of 14% per year. On the Effective Date, the TW Borrowers repaid in full all amounts outstanding under the Prepetition TW Promissory Note, including interest, which as of the Effective Date was $32.6 million.

HWP Refinance Loan

On November 5, 2007, HWP entered into the $33.0 million Refinance Loan retiring (i) the $31.0 million construction-term loan with Marshall Investments Corporation incurred December 17, 2004 and (ii) the term loan and revolving line of credit with BankFirst incurred April 20, 2006. Borrowings under the Refinance Loan bear interest at 6.72%. Monthly payments of principal and interest of $0.2 million are payable through November 1, 2017. On December 1, 2017, all unpaid principal and interest is due and payable. HWP is subject to various covenants under the Refinance

8. Long-Term Indebtedness (Continued)

Loan that place certain restrictions limiting or prohibiting engaging in certain types of transactions. Pursuant to the Refinance Loan, HWP deposited into escrow $1.2 million and $0.5 million at December 31, 2012 and 2011, respectively, and will make additional monthly deposits to cover annual amounts owed for insurance, taxes and furniture, fixture and equipment purchases.

In connection with the issuance of the Refinance Loan, Holdings and the other joint venture partners provided a limited guarantee of the Refinance Loan, which becomes operative under certain limited circumstances, including the voluntary bankruptcy of HWP or its managing member and other specified events of default. The limited guarantee will be released five years following full payment and discharge of the Refinance Loan. As additional security for the Refinance Loan, we also provided a $1.0 million letter of credit to secure the Refinance Loan.

As a result of the Chapter 11 Filing, the Refinance Loan lender was permitted to accelerate payment thereof and therefore we classified the balance in current portion of long-term debt on the condensed consolidated balance sheets. In July 2012, we received a waiver from the Refinance Loan lender and have reclassified the long-term portion of the Refinance Loan to long-term debt on the 2012 condensed consolidated balance sheet.

Post-Petition Interest

During the Chapter 11 Filing, we recorded post-petition interest on prepetition obligations only to the extent we believed the interest would be paid during the Chapter 11 Filing or that it was probable that the interest would be an allowed claim. Included in interest expense for the quarter ended March 31, 2010, was $31.4 million related to interest on the 2016 Notes for the period of June 13, 2009 through December 31, 2009 which was recorded based on a change in the estimated probable allowed claim under the Chapter 11 Filing. In addition, had we recorded interest on the SFI Senior Notes based on our prepetition contractual obligations, interest expense would have increased by $22.8 million during the four months ended April 30, 2010.

Long-Term Indebtedness Summary

At December 31, 2012, 2011 and 2010, long-term debt consisted of the following (in thousands):

	December 31, 2012	December 31, 2011	December 31, 2010
Term Loan A	$ —	$ 75,000	$ —
Term Loan B	582,187	860,000	—
2021 Notes	800,000	—	—
Senior Credit Facility	—	—	950,000
HWP Refinance Loan	31,128	31,546	31,943
Other	—	—	1,017
Net discount	(8,109)	(9,310)	(11,806)
Long-term debt	1,405,206	957,236	971,154
Less current portion	(6,240)	(35,296)	(32,959)
Total long-term debt	$1,398,966	$921,940	$938,195

8. Long-Term Indebtedness (Continued)

As of December 31, 2012, annual maturities of long-term debt, assuming no acceleration of maturities, were as follows (in thousands):

Year ending December 31:	
2013	$ 6,240
2014	6,305
2015	6,339
2016	6,370
2017	34,983
Thereafter	1,353,078
	$1,413,315

9. Selling, General and Administrative Expenses

Selling, general and administrative expenses are composed of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Park	$118,162	$118,887	$ 91,805	$31,676
Corporate	$107,713	96,172	50,274	15,932
	$225,875	$215,059	$142,079	$47,608

Stock-based compensation of $62.9 million, $54.3 million, $18.7 million, and $0.7 million is included in the years ended December 31, 2012 and 2011, eight months ended December 31, 2010, and four months ended April 30, 2010, respectively.

10. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table and accompanying information present the estimated fair values of our financial instruments at December 31, 2012 and 2011 and classification of such instruments in accordance with FASB ASC 820 (in thousands):

	December 31,			
	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets (liabilities):				
Restricted-use investment securities	$ 1,218	$ 1,218	$ 513	$ 513
Long-term debt (including current portion)	(1,405,206)	(1,410,255)	(957,236)	(951,306)

10. Fair Value of Financial Instruments (Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- The carrying values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.
- Restricted-use investment securities: The carrying value of restricted-use investment securities consist of interest bearing bank accounts and approximates fair value because of their short term maturity. Restricted use investment securities are considered a Level 2 fair value measurement.
- Long-term debt: The fair value of our long-term debt is based upon quoted market prices and is considered a Level 1 fair value measurement.

11. Income Taxes

The following table summarizes the components of income tax (benefit) expense from continuing operations for the years ended December 31, 2012 and 2011, eight months ended December 31, 2010 and four months ended April 30, 2010 (in thousands):

	Current	Deferred	Total
Successor			
2012:			
U.S. federal	$ —	$(165,504)	$(165,504)
Foreign	6,281	1,181	7,462
State and local	3,732	(17,918)	(14,186)
	$10,013	$(182,241)	$(172,228)
2011:			
U.S. federal	$ —	$ (13,063)	$ (13,063)
Foreign	6,716	(599)	6,117
State and local	(80)	(1,039)	(1,119)
	$ 6,636	$ (14,701)	$ (8,065)
Eight months ended December 31, 2010:			
U.S. federal	$ —	$ 7,716	$ 7,716
Foreign	2,088	712	2,800
State and local	1,078	(417)	661
	$ 3,166	$ 8,011	$ 11,177
Predecessor			
Four months ended April 30, 2010:			
U.S. federal	$ —	$ 93,798	$ 93,798
Foreign	3,856	6,955	10,811
State and local	235	7,804	8,039
	$ 4,091	$ 108,557	$ 112,648

11. Income Taxes (Continued)

Recorded income tax (benefit) expense allocated to income (loss) from continuing operations differed from amounts computed by applying the U.S. federal income tax rate of 35% to income (loss) before income taxes as a result of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Computed "expected" federal income tax expense (benefit)	$ 74,064	$ 1,358	$ 33,804	$ 228,143
Change in valuation allowance	(234,536)	(9,283)	(31,685)	(160,251)
Effect of state and local income taxes, net of federal tax benefit	5,791	685	2,419	19,426
Effect of noncontrolling interest income distribution	(12,986)	(12,532)	(12,175)	(27)
Nondeductible compensation	805	11,654	2,908	2,651
Effect of foreign income taxes	958	308	13,677	(6,583)
Effect of foreign earnings earned and remitted in the same year	1,446	—	—	—
Reorganization items and fresh start accounting adjustments, net	759	859	1,364	34,787
Other, net	(8,529)	(1,114)	865	(5,498)
	$(172,228)	$ (8,065)	$ 11,177	$ 112,648

Under the Plan, the Company's prepetition debt securities, primarily the Prepetition Notes, were extinguished. Absent an exception, a debtor recognizes cancellation of debt income ("CODI") upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The IRC provides that a debtor in a bankruptcy case may exclude CODI from income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is the adjusted issue price of any indebtedness discharged less the sum of (i) the amount of cash paid, (ii) the issue price of any new indebtedness issued and (iii) the fair market value of any other consideration, including equity, issued. As a result of the market value of our equity upon emergence from Chapter 11 bankruptcy proceedings, we were able to retain a significant portion of our federal NOLs and state NOLs (collectively, the "Tax Attributes") after reduction of the Tax Attributes for CODI realized on emergence from Chapter 11. As a result of emergence from Chapter 11, the Company's NOLs were reduced by approximately $804.8 million of CODI.

Sections 382 and 383 of the IRC provide an annual limitation with respect to the ability of a corporation to utilize its Tax Attributes, as well as certain built-in-gains, against future U.S. taxable income in the event of a change in ownership. The Company's emergence from Chapter 11 is considered a change in ownership for purposes of Section 382 of the IRC. The limitation under the IRC is based on the value of the corporation as of the emergence date. The Company's estimated annual limitation of approximately $32.5 million is available each of the next 19 years plus an additional estimated $904 million of built-in-gains which should become available to the Company from

11. Income Taxes (Continued)

the period 2011 through 2015, on the amount of NOL carryforwards it may use in the future. Those limitation amounts accumulate for future use to the extent they are not utilized in a given year. As a result, our future U.S. taxable income may not be fully offset by the Tax Attributes if such income exceeds our annual limitation, and we may incur a tax liability with respect to such income. In addition, subsequent changes in ownership for purposes of the IRC could further diminish the Company's Tax Attributes.

Substantially all of our future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and equipment (20 to 25 years for financial reporting purposes and 7 to 12 years for tax reporting purposes) and intangibles. Our net operating loss carryforwards, alternative minimum tax credits, accrued insurance expenses and deferred compensation amounts represent future income tax benefits (deferred tax assets). The following table summarizes the components of deferred income tax assets and deferred tax liabilities as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Deferred tax assets	$561,216	$620,506
Less: Valuation allowance	169,870	426,585
Net deferred tax assets	391,346	193,921
Deferred tax liabilities	411,443	414,655
Net deferred tax liability	$ 20,097	$220,734

	December 31,	
	2012	2011
Deferred tax assets:		
Federal net operating loss carryforwards	$288,675	$365,336
State net operating loss carryforwards	180,777	173,501
Alternative minimum tax credits	6,591	6,591
Accrued insurance, pension liability and other	85,173	75,078
	$561,216	620,506
Deferred tax liabilities:		
Property and equipment	$287,992	$294,006
Intangible assets and other	123,451	120,649
	$411,443	$414,655

In addition to the net operating losses recognized under financial accounting principles and included in deferred income tax assets in the above table, as of December 31, 2012, the Company has approximately $90 million of income tax deductions related to share-based payments that are in excess of the amount recognized in the accompanying financial statements. When these benefits are realized in the Company's tax returns as a reduction of taxes that otherwise would have been required to be paid in cash, then, in accordance with ASC 718, the Company will recognize these excess benefits as an increase in additional paid in capital on an after-tax basis, which at current income tax rates would approximate $31 million. We use tax law ordering when determining when excess tax benefits have been realized.

11. Income Taxes (Continued)

As of December 31, 2012 and 2011, we had approximately $0.9 billion and $1.1 billion of net operating loss carryforwards available for U.S. federal income tax purposes, respectively, which expire through 2029 and net operating loss carryforwards available for state income tax purposes in aggregate of $4.7 billion as of December 31, 2012 and 2011, respectively, which expire through 2032. We have recorded a valuation allowance of $169.9 million and $426.6 million as of December 31, 2012 and 2011, respectively, due to uncertainties related to our ability to utilize some of our deferred tax assets before they expire. The valuation allowance at December 31, 2012 was primarily based on our inability to use state deferred tax assets related to NOLs that were generated in states that we no longer do business in. The valuation allowance at December 31, 2011 was based on our estimates of taxable income solely from the reversal of existing deferred tax liabilities by jurisdiction in which we operate and the period over which deferred tax assets are recoverable because we were not consistently generating taxable income from operations and could not project our ability to generate taxable income from operations. At December 31, 2012 and 2011, we had approximately $6.6 million of alternative minimum tax credits which have no expiration date.

The change in valuation allowance attributable to income (loss) from continuing operations, discontinued operations and other comprehensive loss and equity is presented below (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Continuing operations	$(234,536)	$ (9,283)	$(31,685)	$(160,251)
Discontinued operations	(2,763)	(457)	215	(3,708)
Changes in other comprehensive loss and equity	(19,416)	16,226	1,593	1,501
	$(256,715)	$ 6,486	$(29,877)	$(162,458)

Our unrecognized tax benefit at December 31, 2012 and 2011 was $43.9 million and $48.1 million, respectively. There was a reduction in the amount for 2012 based on jurisdictions where the tax benefit could be utilized. There were no additions or reductions to this unrecognized tax benefit during 2011.

12. Preferred Stock, Common Stock and Other Stockholders' Equity (Deficit)

Common Stock

At December 31, 2012, the number of authorized shares of common stock was 140,000,000 shares, of which 53,818,762 shares were outstanding, 3,129,999 shares were reserved for future issuance through our Long-Term Incentive Plan, and 959,398 shares were reserved for future issuance through our Employee Stock Purchase Plan (the "ESPP"). Pursuant to the ESPP, Holdings' common stock may be issued by either authorized and unissued shares, treasury shares or shares purchased on the open market.

On May 5, 2011, Holdings' Board of Directors approved a two-for-one stock split of Holdings' common stock effective in the form of a stock dividend of one share of common stock for each outstanding share of common stock. The record date for the stock split was June 15, 2011 and the additional shares of common stock were distributed on June 27, 2011. In accordance with the provisions of our stock benefit plans and as determined by Holdings' Board of Directors, the number of

12. Preferred Stock, Common Stock and Other Stockholders' Equity (Deficit) (Continued)

shares available for issuance, the number of shares subject to outstanding equity awards and the exercise prices of outstanding stock option awards were adjusted to equitably reflect the two-for-one stock split. All Successor shares and per share amounts presented in the consolidated financial statements and notes have been retroactively adjusted to reflect the stock split. No retroactive adjustments were required for the Predecessor shares and per share amounts as all Predecessor common stock, preferred stock purchase rights, PIERS and ownership interests were cancelled on the Effective Date as described in Note 1(a).

On February 24, 2011, Holdings' Board of Directors approved a stock repurchase program that permitted Holdings to repurchase up to $60.0 million in shares of Holdings' common stock over a three-year period (the "First Stock Repurchase Plan"). Under the First Stock Repurchase Plan, during the twelve months ended December 31, 2011, Holdings repurchased an aggregate of 1,617,000 shares at a cumulative price of approximately $60.0 million. The small amount of remaining shares that were permitted to be repurchased under the First Stock Repurchase Plan were repurchased in January 2012. On January 3, 2012, Holdings' Board of Directors approved a new stock repurchase program that permitted Holdings to repurchase up to $250.0 million in shares of Holdings' common stock over a four-year period (the "Second Stock Repurchase Plan"). During the twelve months ended December 31, 2012, Holding repurchased an aggregate of 4,249,000 shares at a cumulative price of approximately $232.0 million under the Second Stock Repurchase Plan. As of January 4, 2013, Holdings had repurchased an additional 289,000 shares at a cumulative price of approximately $18.0 million and an average price per share of $62.31 to complete the permitted repurchases under the Second Stock Repurchase Plan. On December 11, 2012, Holdings' Board of Directors approved a new stock repurchase program that permits Holdings to repurchase up to $500.0 million in shares of Holdings' common stock through 2015 (the "Third Stock Repurchase Plan"). As of February 26, 2013, Holdings has repurchased 3,339,000 shares at a cumulative price of approximately $212.3 million and an average price per share of $63.60 under the Third Stock Repurchase Plan.

During the years ended December 31, 2012 and 2011, the Holdings' Board of Directors declared and paid quarterly cash dividends per share of common stock as follows:

	Dividend Paid Per Share
2012	
Fourth Quarter	$0.90
Third Quarter	$0.60
Second Quarter	$0.60
First Quarter	$0.60
2011	
Fourth Quarter	$0.06
Third Quarter	$0.06
Second Quarter	$0.03
First Quarter	$0.03

12. Preferred Stock, Common Stock and Other Stockholders' Equity (Deficit) (Continued)

Preferred Stock

The number of authorized shares of preferred stock was 5,000,000 at December 31, 2012. No shares of preferred stock were outstanding or reserved for future issuance. The authorization of preferred shares empowers Holdings' Board of Directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Holdings' common stock. If issued, the preferred stock could also dilute the holders of Holdings' common stock and could be used to discourage, delay or prevent a change of control of us.

Accumulated Other Comprehensive (Loss) Income

The balances for each component of accumulated other comprehensive (loss) income are as follows (in thousands):

	Foreign currency translation[(1)]	Cash flow hedges[(2)]	Defined benefit retirement plan[(3)]	Accumulated other comprehensive income (loss)
Six Flags Entertainment Corporation—Successor				
Balance, December 31, 2010	2,539	—	(6,731)	(4,192)
Net current period change	(9,154)	—	—	(9,154)
Actuarial loss on defined benefit retirement plan	—	—	(36,566)	(36,566)
Balance, December 31, 2011	$(6,615)	$ —	$(43,297)	$(49,912)
Net current period change	6,835	(501)	—	6,334
Actuarial loss on defined benefit retirement plan	—	—	13,890	13,890
Balance, December 31, 2012, net of tax	$ 220	$(501)	$(29,407)	$(29,688)

(1) Foreign currency translation adjustment presented net of taxes of $0.1 million for the year ended December 31, 2012.

(2) Change in cash flow hedging is presented net of taxes of $0.3 million for the year ended December 31, 2012.

(3) Defined benefit retirement plan is presented net of taxes of $19.2 million for the year ended December 31, 2012.

13. Pension Benefits

As part of the acquisition of Former SFEC, we assumed the obligations related to the SFTP Defined Benefit Plan (the "SFTP Benefit Plan"). The SFTP Benefit Plan covered substantially all of SFTP's employees. During 1999, the SFTP Benefit Plan was amended to cover substantially all of our domestic full-time employees. During 2004, the SFTP Benefit Plan was further amended to cover certain seasonal workers, retroactive to January 1, 2003. The SFTP Benefit Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee's last ten years of employment and years of

13. Pension Benefits (Continued)

service. The SFTP Benefit Plan assets are invested primarily in equity and fixed income securities, as well as alternative investments, such as hedge funds. The SFTP Benefit Plan does not have significant liabilities other than benefit obligations. Under our funding policy, contributions to the SFTP Benefit Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

We froze our pension plan effective March 31, 2006, pursuant to which most participants no longer earned future pension benefits. Effective February 16, 2009, the remaining participants in the pension plan no longer earned future benefits.

As of the Effective Date, the pension liability was adjusted by $1.6 million to its fair value as described in Note 1(b).

Obligations and Funded Status

The following table sets forth the change in our benefit plan obligation and fair value of plan assets (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Change in benefit obligation:				
Beginning balance	$218,806	$183,048	$170,944	$167,391
Interest cost	9,226	9,741	6,481	3,225
Actuarial loss	14,616	32,385	9,731	2,326
Benefits paid	(7,146)	(6,368)	(4,108)	(1,998)
Benefit obligation at end of period	$235,502	$218,806	$183,048	$170,944
Change in fair value of plan assets:				
Beginning balance	$146,630	$143,818	$137,374	$131,110
Actual return on assets	19,648	6,480	9,747	7,182
Employer contributions	6,075	3,750	1,080	1,080
Administrative fees	(1,159)	(1,050)	(275)	—
Benefits paid	(7,146)	(6,368)	(4,108)	(1,998)
Fair value of plan assets at end of period	$164,048	$146,630	$143,818	$137,374

Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, plan assets. The accumulated benefit obligation for the SFTP Benefit Plan at the end of 2012 and 2011 was $235.5 million and $218.8 million, respectively. We use December 31 as our measurement date.

At December 31, 2012 and 2011, the SFTP Benefit Plan's projected benefit obligation exceeded the fair value of SFTP Benefit Plan assets resulting in the SFTP Benefit Plan being underfunded, which we recognized in other long-term liabilities in our consolidated balance sheets. The following is a

13. Pension Benefits (Continued)

reconciliation of the SFTP Benefit Plan funded status to the amounts recognized in our consolidated balance sheets at December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Fair value of plan assets	$ 164,048	$ 146,630
Benefit obligation	(235,502)	(218,806)
Funded status (deficit)	$ (71,454)	$ (72,176)
Other long-term liabilities	$ (71,454)	$ (72,176)

The weighted average assumptions used to determine benefit obligations are as follows:

	December 31, 2012	December 31, 2011
Discount rate	3.850%	4.300%
Rate of compensation increase	N/A	N/A

Net periodic benefit cost and other comprehensive income (loss)

The following table sets forth the components of net periodic benefit cost and other comprehensive income (loss) (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Net periodic benefit cost:				
Service cost	$ 1,150	$ 1,050	$ 275	$ —
Interest cost	9,226	9,741	6,481	3,225
Expected return on plan assets	(10,982)	(10,662)	(6,747)	(3,226)
Amortization of net actuarial loss	666	—	—	273
Total net periodic benefit cost	$ 60	$ 129	$ 9	$ 272
Other comprehensive (loss) income:				
Current year actuarial (loss) gain	$ (5,293)	$(36,566)	$(6,731)	$ 1,630
Amortization of actuarial gain	—	—	—	42,809
Effect of curtailment loss	—	—	—	—
Effects of curtailment on prior service costs	—	—	—	—
Total other comprehensive (loss) income	$ (5,293)	$(36,566)	$(6,731)	$44,439

On the Effective Date, the $44.4 million accumulated other comprehensive loss balance was eliminated during the application of fresh start accounting as discussed in Note 1(b). As of December 31, 2012 and 2011, we have recorded $29.4 million (net of $19.2 million of tax) and $43.3 million in accumulated other comprehensive loss in our consolidated balance sheets, respectively.

13. Pension Benefits (Continued)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2013 are as follows (in thousands):

Actuarial loss	$804
Prior service cost	—
Total	$804

The weighted average assumptions used to determine net costs are as follows:

	2012	2011	2010
Discount rate	4.300%	5.400%	5.800%
Rate of compensation increase	N/A	N/A	N/A
Expected return on plan assets	7.500%	7.500%	7.500%

The discount rate assumption was developed based on high-quality corporate bond yields as of the measurement date. High quality corporate bond yield indices on over 500 Aa high grade bonds are considered when selecting the discount rate.

The return on plan assets assumption was developed based on consideration of historical market returns, current market conditions, and the SFTP Benefit Plan's past experience. Estimates of future market returns by asset category are reflective of actual long-term historical returns. Overall, it was projected that the SFTP Benefit Plan could achieve a 7.50% net return over time based on a consistent application of the existing asset allocation strategy and a continuation of the SFTP Benefit Plan's policy of monitoring manager performance.

Description of Investment Committee and Strategy

The Committee is responsible for managing the investment of SFTP Benefit Plan assets and ensuring that the SFTP Benefit Plan's investment program is in compliance with all provisions of ERISA, other relevant legislation, related SFTP Benefit Plan documents and the Statement of Investment Policy. The Committee has retained several mutual funds, commingled funds and/or investment managers to manage SFTP Benefit Plan assets and implement the investment process. The investment managers, in implementing their investment processes, have the authority and responsibility to select appropriate investments in the asset classes specified by the terms of the applicable prospectus or other investment manager agreements with the SFTP Benefit Plan.

The primary financial objective of the SFTP Benefit Plan is to secure participant retirement benefits. As such, the key objective in the SFTP Benefit Plan's financial management is to promote stability and, to the extent appropriate, growth in funded status. Other related and supporting financial objectives are also considered in conjunction with a comprehensive review of current and projected SFTP Benefit Plan financial requirements.

The assets of the fund are invested to achieve the greatest reward for the SFTP Benefit Plan consistent with a prudent level of risk. The asset return objective is to achieve, as a minimum over time, the passively managed return earned by market index funds, weighted in the proportions outlined by the asset class exposures in the SFTP Benefit Plan's long-term target asset allocation.

The SFTP Benefit Plan's portfolio may be allocated across several hedge fund styles and strategies.

13. Pension Benefits (Continued)

Plan Assets

The target allocations for plan assets are 25% domestic equity securities, 37% fixed income securities, 13% international equity securities, and 25% alternative investments. Equity securities primarily include investments in large-cap companies located in the United States and abroad. Fixed income securities include bonds and debentures issued by domestic and foreign private and governmental issuers. Alternative investments are comprised of hedge fund of funds.

The fair value of plan assets was $164.0 million and $146.6 million at December 31, 2012 and 2011, respectively. The expected long term rate of return on these plan assets was 7.50% in 2012, 2011 and 2010. The following table presents the categories of our plan assets and the related levels of inputs in the fair value hierarchy, as defined in Note 3(f), used to determine the fair value (in thousands):

	Fair Value Measurements at December 31, 2012			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category:				
Equity Securities				
Large-Cap Disciplined Equity(a)	$ 37,942	$ 37,942	$—	$ —
Small/Mid-Cap Equity(a)	9,212	9,212	—	—
International Equity(b)	21,618	21,618	—	—
Fixed Income				
Long Duration Fixed Income(c)	46,084	46,084	—	—
Core Fixed Income(c)	3,081	3,081	—	—
High Yield(d)	6,145	6,145	—	—
Emerging Markets Debt(e)	4,638	4,638	—	—
Alternatives				
Hedge Fund of Funds(f)	22,618	—	—	22,618
Cash(g)	4,510	4,510	—	—
Other Investments(h)	8,200	8,200	—	—
Total	$164,048	$141,430	$—	$22,618

13. Pension Benefits (Continued)

	Fair Value Measurements at December 31, 2011			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category:				
Equity Securities				
Large-Cap Disciplined Equity(a)	$ 39,335	$ 39,335	$—	$ —
Small/Mid-Cap Equity(a)	8,869	8,869	—	—
International Equity(b)	17,915	17,915	—	—
Fixed Income				
Long Duration Fixed Income(c)	45,961	45,961	—	—
High Yield(d)	8,665	8,665	—	—
Emerging Markets Debt(e)	4,289	4,289	—	—
Alternatives				
Hedge Fund of Funds(f)	21,596	—	—	21,596
Total	$146,630	$125,034	$—	$21,596

(a) These categories are comprised of mutual funds actively traded on the registered exchanges or over the counter markets. The mutual funds are invested in equity securities of U.S. issuers.

(b) This category consists of mutual funds invested primarily in equity securities (common stocks, securities that are convertible into common stocks, preferred stocks, warrants and rights to subscribe to common stocks) of non-U.S. issuers purchased in foreign markets. The mutual funds are actively traded on U.S. or foreign registered exchanges, or the over-the-counter markets.

(c) The assets are comprised of mutual funds which are actively traded on the registered exchanges. The mutual funds are invested primarily in high quality government and corporate fixed income securities, as well as synthetic instruments or derivatives having economic characteristics similar to fixed income securities.

(d) The high yield portion of the fixed income portfolio consists of mutual funds invested primarily in fixed income securities that are rated below investment grade. The mutual funds are actively traded on the registered exchanges.

(e) The emerging debt portion of the portfolio consist of mutual funds primarily invested in the debt securities of government, government-related and corporate issuers in emerging market countries and of entities organized to restructure outstanding debt of such issuers. The mutual funds are actively traded on the registered exchanges.

(f) Hedge Fund of Funds consists primarily of investments in underlying hedge funds. Management of the hedge funds has the ability to choose and combine hedge funds in order to target the fund's return objectives. Individual hedge funds hold their assets primarily in investment funds and engage in investment strategies that include temporary or dedicated directional market exposures.

(g) Cash held at year end was to be used to purchase equity based securities in January 2013.

13. Pension Benefits (Continued)

(h) This category is comprised of an investment in a common collective trust with the underlying assets invested in asset-backed securities, money market funds, corporate bonds and bank notes. The underlying assets are actively traded on the registered exchanges.

The following table represents a rollforward of the December 31, 2012 and 2011 balances of our plan assets that are valued using Level 3 inputs (in thousands):

	Hedge Fund of Funds
Beginning balance at December 31, 2010	$20,700
Actual return on plan assets:	
Relating to assets still held at the reporting date	(143)
Relating to assets sold during the period	39
Purchases, sales and settlements, net	1,000
Beginning balance at December 31, 2011	$21,596
Actual return on plan assets:	
Relating to assets still held at the reporting date	1,022
Ending balance at December 31, 2012	$22,618

Expected Cash Flows

The following table summarizes expected employer contributions and future benefit payments (in thousands):

Employer Contributions for Fiscal Year 2012	
2013 (expected) to plan trusts	$ 6,000
Expected benefit payments:	
2013	$ 8,174
2014	8,575
2015	9,035
2016	9,460
2017	9,863
2018 - 2022	57,293
	$102,400

14. 401(k) Plan

In January 2012, we upgraded our 401(k) Plan to a Safe Harbor 401(k) Plan to provide additional benefits to our eligible employees. All regular employees that are at least 21 years old are eligible to participate in the Safe Harbor 401(k) Plan on the first day of the month following 60 days of service and will be eligible for the employer match contribution after one full year of service. Under the Safe Harbor 401(k) Plan, we match 100% on the first 3% and 50% on the next 2% of salary contributions made by employees. For the year ended December 31, 2012, we recognized related expense of $2.7 million in the year. Employer match contributions fully vest immediately at the time of

14. 401(k) Plan (Continued)

contribution. After our emergence from Chapter 11, we matched 50% of the first 6% of salary contributions made by employees, which was funded in the first quarter of 2011. We recognized related expense of $1.5 million, $1.6 million and $0.1 million in the year ended December 31, 2011, eight months ended December 31, 2010 and four months ended April 30, 2010, respectively.

In June 2012, we entered into a Supplemental 401(k) Plan for certain management and highly compensated employees. The Supplemental 401(k) Plan provides eligible employees the opportunity to defer a portion of their compensation without such portion being limited by Internal Revenue Code restrictions applicable to the Safe Harbor 401(k) Plan. In addition, the Supplemental 401(k) Plan provides eligible employees who have made the maximum contribution to the Safe Harbor 401(k) Plan to be credited with matching contributions under the Supplemental 401(k) Plan to the extent allocations under the Safe Harbor 401(k) Plan were limited and to the extent of contributions to the Supplemental 401(k) Plan subject to an overall matching contribution limit. Aggregate matching contributions for an employee under the Supplemental 401(k) Plan and the Safe Harbor 401(k) Plan cannot exceed 4% of an employee's base salary and bonus compensation. Eligible employees were permitted in June 2012 to elect to defer a portion of their compensation for the second half of 2012 and any bonus for 2012 that would be payable in 2013. It is currently intended that eligible employees will be permitted to make annual elections to defer future compensation prior to the beginning of future calendar years. Amounts credited to an employee under the Supplemental 401(k) Plan, adjusted for earnings or losses, will generally be distributed to the employee on the last business day of the sixth month following the month in which the employee has a separation of service from the Company. We recognized related expense of $0.3 million in the year ended December 31, 2012.

15. Earnings (Loss) Per Common Share

Successor

Basic earnings (loss) per common share is computed by dividing net income (loss) applicable to Holdings' common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share is computed by dividing net income (loss) applicable to Holdings' common stockholders by the weighted average number of common shares outstanding during the period and the effect of all dilutive common stock equivalents. In periods where there is a net loss, diluted loss per common share is equal to basic loss per common share, since the effect of including any common stock equivalents would be antidilutive. These computations have been retroactively adjusted to reflect the June 2011 two-for-one stock split as described in Note 12.

For the year ended December 31, 2012, the computation of diluted earnings per share included the effect of 1.6 million dilutive stock options and excluded the effect of 1.0 million antidilutive stock

15. Earnings (Loss) Per Common Share (Continued)

options. Earnings per common share for the year ended December 31, 2012 was calculated as follows (in thousands, except per share amounts):

	December 31, 2012
Net income attributable to Six Flags Entertainment Corporation common stockholders	$354,009
Weighted average common shares outstanding—basic	53,842
Effect of dilutive stock options and restricted stock units	1,626
Weighted average common shares outstanding—diluted	55,468
Earnings per share—basic	$ 6.57
Earnings per share—diluted	$ 6.38

For the year ended December 31, 2011, we incurred a net loss and therefore diluted shares outstanding equaled basic shares outstanding as the computation of diluted shares outstanding excluded the effect of 5.7 million antidilutive stock options.

For the eight months ended December 31, 2010, diluted shares outstanding equaled basic shares outstanding as the computation of diluted shares outstanding excluded the effect of 5.0 million antidilutive stock options, as retroactively adjusted to reflect the June 2011 two-for-one stock split as described in Note 12.

Predecessor

For the four months ended April 30, 2010, diluted shares outstanding equaled basic shares outstanding as no common stock equivalents were outstanding at April 30, 2010.

As discussed in Note 1(a), all of SFI's common stock was cancelled as a result of the Debtors' emergence from Chapter 11 on the Effective Date. Holdings' common stock began trading on the New York Stock Exchange on June 21, 2010. As such, the (loss) income per share information for the Predecessor Company is not meaningful to shareholders of the Successor Company's common stock, or to potential investors in such common stock.

16. Commitments and Contingencies

Partnership Parks

On April 1, 1998, we acquired all of the capital stock of Former SFEC for $976.0 million, paid in cash. In addition to our obligations under outstanding indebtedness and other securities issued or assumed in the Former SFEC acquisition, we also guaranteed certain contractual obligations relating to the Partnership Parks. Specifically, we guaranteed the obligations of the general partners of those partnerships to (i) make minimum annual distributions (including rent) of approximately $66.3 million in 2013 (subject to cost of living adjustments) to the limited partners in the Partnership Parks (based on our ownership of units as of December 31, 2012, our share of the distribution will be approximately $28.8 million) and (ii) make minimum capital expenditures at each of the Partnership Parks during rolling five-year periods, based generally on 6% of the Partnership Parks' revenues. Cash flow from operations at the Partnership Parks is used to satisfy these requirements first, before any funds are

16. Commitments and Contingencies (Continued)

required from us. We also guaranteed the obligation of our subsidiaries to annually purchase all outstanding limited partnership units to the extent tendered by the unit holders. The agreed price for these purchases is based on a valuation for each of the respective Partnership Parks equal to the greater of (i) a value derived by multiplying such park's weighted average four year EBITDA (as defined in the agreements that govern the partnerships) by a specified multiple (8.0 in the case of SFOG and 8.5 in the case of SFOT) or (ii) $250.0 million in the case of SFOG and $374.8 million in the case of SFOT. As of December 31, 2012, we owned approximately 30.5% and 53.0% of the Georgia limited partner interests and Texas limited partner interests, respectively. The remaining redeemable units of approximately 69.5% and 47.0% of the Georgia limited partner and Texas limited partner, respectively, represent an ultimate redemption value for the limited partnership units of approximately $348.2 million. Our obligations with respect to SFOG and SFOT will continue until 2027 and 2028, respectively.

In 2027 and 2028, we will have the option to purchase all remaining units in the Georgia limited partner and the Texas limited partner, respectively, at a price based on the Specified Prices, increased by a cost of living adjustment. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions. Pursuant to the 2012 annual offer, we purchased 0.79 units from the Georgia partnership and 0.05 units from the Texas partnership for approximately $2.0 million in May 2012. The $300 million accordion feature on the Term Loan B under the 2011 Credit Facility is available for borrowing for future "put" obligations if necessary.

In connection with our acquisition of the Former SFEC, we entered into the Subordinated Indemnity Agreement with certain of the Company's entities, Time Warner and an affiliate of Time Warner, pursuant to which, among other things, we transferred to Time Warner (which has guaranteed all of our obligations under the Partnership Park arrangements) record title to the corporations which own the entities that have purchased and will purchase limited partnership units of the Partnership Parks, and we received an assignment from Time Warner of all cash flow received on such limited partnership units, and we otherwise control such entities. In addition, we issued preferred stock of the managing partner of the partnerships to Time Warner. In the event of a default by us under the Subordinated Indemnity Agreement or of our obligations to our partners in the Partnership Parks, these arrangements would permit Time Warner to take full control of both the entities that own limited partnership units and the managing partner. If we satisfy all such obligations, Time Warner is required to transfer to us the entire equity interests of these entities. We incurred $6.2 million of capital expenditures at these parks during the 2012 season and intend to incur approximately $16.0 million of capital expenditures at these parks for the 2013 season, an amount in excess of the minimum required expenditure. Cash flows from operations at the Partnership Parks will be used to satisfy the annual distribution and capital expenditure requirements, before any funds are required from us. The two partnerships generated approximately $52.8 million of cash in 2012 from operating activities after deduction of capital expenditures and excluding the impact of short-term intercompany advances from or payments to SFI or Holdings, as the case may be. At December 31, 2012 and 2011, we had total loans receivable outstanding of $239.3 million from the partnerships that own the Partnership Parks, primarily to fund the acquisition of Six Flags White Water Atlanta, and to make capital improvements and distributions to the limited partners.

16. Commitments and Contingencies (Continued)

Operating Leases

We lease under long-term leases the sites of Six Flags Mexico, La Ronde and a small parcel near Six Flags New England. In February 2010, in connection with the Chapter 11 Filing, we decided to reject the lease with the Kentucky State Fair Board relating to our Louisville park. In certain cases, rent is based upon a percentage of the revenues earned by the applicable park. During 2012, 2011 and 2010, we recognized approximately $6.0 million, $5.7 million, and $4.4 million, respectively, of rental expense under these rent agreements.

Total rental expense from continuing operations, including office space and park sites, was approximately $12.1 million, $11.9 million and $10.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Future minimum obligations under non-cancellable operating leases, including site leases, at December 31, 2012, are summarized as follows (in thousands):

Year ending December 31,	
2013	$ 6,581
2014	6,154
2015	5,841
2016	5,794
2017	10,614
2018 and thereafter	159,147
Total	$194,131

License Agreements

We are party to a license agreement pursuant to which we have the exclusive right on a long term basis to theme park use in the United States and Canada (excluding the Las Vegas, Nevada metropolitan area) of all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license for such use. The license fee is subject to periodic scheduled increases and is payable on a per-theme park basis.

In November 1999, we entered into license agreements (collectively, the "International License Agreements") pursuant to which we have the exclusive right on a long term basis to theme parks use in Europe, Central and South America of all animated, cartoon and comic book characters that Warner Bros., DC Comics and the Cartoon Network have the right to license for such use. Under the International License Agreements, the license fee is based on specified percentages of the gross revenues of the applicable parks.

16. Commitments and Contingencies (Continued)

Insurance

We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. For incidents arising after November 15, 2003 but prior to December 31, 2008, our self-insured retention is $2.5 million per occurrence ($2.0 million per occurrence for the twelve months ended November 15, 2003 and $1.0 million per occurrence for the twelve months ended November 15, 2002) for our domestic parks and a nominal amount per occurrence for our international parks. Defense costs are in addition to these retentions. In addition, for incidents arising after November 1, 2004 but prior to December 31, 2008, we have a one-time additional $0.5 million self-insured retention, in the aggregate, applicable to all claims in the policy year. For incidents arising on or after December 31, 2008, our self-insured retention is $2.0 million, followed by a $0.5 million deductible per occurrence applicable to all claims in the policy year for our domestic parks and our park in Canada and a nominal amount per occurrence for our park in Mexico. Our deductible after November 15, 2003 is $0.75 million for workers' compensation claims ($0.5 million deductible for the period from November 15, 2001 to November 15, 2003). Our general liability policies cover the cost of punitive damages only in certain jurisdictions. Based upon reported claims and an estimate for incurred, but not reported claims, we accrue a liability for our self-insured retention contingencies. We also maintain fire and extended coverage, business interruption, terrorism and other forms of insurance typical to businesses in this industry. The all peril property coverage policies insure our real and personal properties (other than land) against physical damage resulting from a variety of hazards. Additionally, we maintain information security and privacy liability insurance in the amount of $10.0 million with a $0.25 million self-insured retention per event.

The majority of our current insurance policies expire on December 31, 2013. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks.

Capital Expenditures

The vast majority of our capital expenditures in 2013 and beyond will be made on a discretionary basis.

Litigation

We are party to various legal actions arising in the normal course of business, including the cases discussed below. Matters that are probable of unfavorable outcome to us and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, our estimate of the outcomes of such matters and our experience in contesting, litigating and settling similar matters. None of the actions are believed by management to involve amounts that would be material to our consolidated financial position, results of operations or liquidity after consideration of recorded accruals.

On March 1, 2007, Safety Braking Corporation, Magnetar Technologies Corp. and G&T Conveyor Co. filed a Complaint for Patent Infringement (the "Patent Complaint") in the United States District Court for the District of Delaware naming SFI, SFTP, and certain of our other subsidiaries as defendants, along with other industry theme park owners and operators. The Patent Complaint alleges

16. Commitments and Contingencies (Continued)

that we are liable for direct or indirect infringement of United States Patent No. 5,277,125 because of our ownership and/or operation of various theme parks and amusement rides. The Patent Complaint seeks damages and injunctive relief. On July 8, 2008, the Court entered a Stipulation and Order of Dismissal of Safety Braking Corporation. Thus, as of that date, only Magnetar Technologies Corp. and G&T Conveyor Co. remain as plaintiffs. We have contacted the manufacturers of the amusement rides that we believe may be impacted by this case, requiring such manufacturers to honor their indemnification obligations with respect to this case. We tendered the defense of this matter to certain of the ride manufacturers. Fact and expert discovery has concluded and summary judgment motions were filed in January 2013. The defendants moved for summary judgment that United States Patent No. 5,277,125 was invalid on four separate grounds, that damages for certain rides were barred by the doctrine of laches and/or by the patent owner's failure to mark the patent number on products embodying the patented invention, and that certain rides do not infringe the patent. The plaintiffs moved for summary judgment that certain rides do infringe. Summary judgment briefing is scheduled to be completed in 2013. No trial date has been set. The patent expired in October 2012.

On January 6, 2009, a civil action against us was commenced in the State Court of Cobb County, Georgia. The plaintiff sought damages for personal injuries, including an alleged brain injury, as a result of an altercation with a group of individuals on property next to SFOG on July 3, 2007. Certain of the individuals were employees of the park and were off-duty at the time the altercation occurred. The plaintiff, who had exited the park, claims that we were negligent in our security of the premises. Four of the individuals who allegedly participated in the altercation are also named as defendants in the litigation. Our motion to dismiss the action was denied.

We terminated Jeffrey R. Speed, our former Executive Vice President and Chief Financial Officer, from his employment with us, without cause, as that term is defined in Mr. Speed's employment agreement with us, effective October 6, 2010. On or about September 2, 2010, Mr. Speed filed with the American Arbitration Association a Statement of Claim and Demand for Arbitration against Holdings, SFI, SFO and SFTP, as Respondents. Mr. Speed's arbitration action asserted various claims relating to and arising out of his employment agreement with us. In April 2011, the arbitrator issued an interim award finding in favor of certain of Mr. Speed's claims and denying others. The amount of the award was $23.7 million, plus interest and attorney's fees. In May 2011, we reached a settlement with Mr. Speed. The terms of the settlement are confidential and we recorded a $25.1 million restructuring charge to reflect the full settlement and related costs after consideration of amounts previously accrued.

HWP Guarantee

We guaranteed the payment of a $32.2 million construction term loan incurred by HWP for the purpose of financing the construction and development of a hotel and indoor water park project located adjacent to The Great Escape theme park in Queensbury, New York, which opened in February 2006. This joint venture (in which we own an approximate 49% interest) was not a debtor in the Chapter 11 Filing. On November 5, 2007, the loan was refinanced with the $33.0 million Refinance Loan and the proceeds were used to repay the existing loan. In connection with the refinancing, Holdings replaced the prior guarantee with a limited guarantee of the Refinance Loan, which becomes operative under certain limited circumstances, including the voluntary bankruptcy of HWP or its managing member. The limited guarantee will be released five years following full payment and discharge of the Refinance Loan, which matures on December 1, 2017. The ability of HWP to repay the Refinance Loan will be dependent upon HWP's ability to generate sufficient cash flow, which

16. Commitments and Contingencies (Continued)

cannot be assured. As additional security for the Refinance Loan, we have provided a $1.0 million letter of credit. In the event Holdings is required to fund amounts under the guarantee or the letter of credit, our joint venture partners must reimburse us for their respective pro rata share or have their joint venture ownership diluted or forfeited. As a result of the Chapter 11 Filing, the Refinance Loan lender was permitted to accelerate payment thereof and therefore we classified the balance in current portion of long-term debt on the condensed consolidated balance sheets. In July 2012, we received a waiver from the Refinance Loan lender and have reclassified the long-term portion of the Refinance Loan to long-term debt on the 2012 condensed consolidated balance sheet.

Tax and other contingencies

At December 31, 2012 and 2011, we have accrued liabilities for tax and other indemnification contingencies of $0.5 million and $7.9 million, respectively, related to certain parks sold in previous years, respectively. During 2012, we closed out two large claims related to parks that we no longer own and we recognized approximately $7.3 million as a recovery of losses from discontinued operations as those liabilities were not going to be paid.

17. Business Segments

We manage our operations on an individual park location basis. Discrete financial information is maintained for each park and provided to our corporate management for review and as a basis for decision making. The primary performance measures used to allocate resources are park earnings before interest, tax expense, depreciation and amortization (Park EBITDA) and Park Free Cash Flow (Park EBITDA less park capital expenditures). All of our parks provide similar products and services through a similar process to the same class of customer through a consistent method. We also believe that the parks share common economic characteristics. As such, we have only one reportable segment—theme parks.

The following table presents segment financial information and a reconciliation of the primary segment performance measure to (loss) income from continuing operations before income taxes

17. Business Segments (Continued)

(in thousands). Park level expenses exclude all non-cash operating expenses, principally depreciation and amortization and all non-operating expenses.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010
Theme park revenues	$1,070,332	$1,013,174	$ 847,812	$ 128,077
Theme park cash expenses	(610,010)	(594,047)	(451,320)	(159,444)
Aggregate park EBITDA	460,322	419,127	396,492	(31,367)
Equity in income of investee—EBITDA	5,520	10,027	6,337	3,701
Corporate expenses	(44,838)	(41,911)	(31,606)	(15,214)
Stock-based compensation	(62,875)	(54,261)	(18,668)	(718)
Other (expense) income, net	(612)	(73)	(956)	802
Loss on disposal of assets	(8,105)	(7,615)	(11,727)	(1,923)
Gain on sale of investee	67,319	—	—	—
Loss on debt extinguishment	(587)	(46,520)	(18,493)	—
Restructure recovery (costs)	47	(25,086)	(37,417)	—
Reorganization items, net	(2,168)	(2,455)	(7,479)	819,473
Equity in loss of investee—depreciation and other expense	(7,742)	(13,138)	(7,709)	(3,107)
Depreciation and amortization	(148,045)	(168,999)	(118,349)	(45,675)
Interest expense	(47,444)	(66,214)	(54,455)	(74,375)
Interest income	820	997	613	241
Income from continuing operations before reorganization items and income taxes	$ 211,612	$ 3,879	$ 96,583	$ 651,838

All of our parks are located in the United States, except one park is located in Mexico City, Mexico and one is located in Montreal, Canada. The following information reflects our long-lived

17. Business Segments (Continued)

assets, revenues and income (loss) from continuing operations before income taxes by domestic and foreign categories for 2012, 2011 and 2010 (in thousands):

	Domestic	Foreign	Total
Six Flags Entertainment Corporation—Successor			
As of and for the year ended December 31, 2012:			
Long-lived assets	$2,151,771	$109,671	$2,261,442
Revenues	956,732	113,600	1,070,332
(Loss) income from continuing operations before income taxes	193,028	18,584	211,612
As of and for the year ended December 31, 2011:			
Long-lived assets	$2,209,597	$105,036	$2,314,633
Revenues	904,453	108,721	1,013,174
(Loss) income from continuing operations before income taxes	(14,478)	18,357	3,879
As of and for the eight months ended December 31, 2010:			
Long-lived assets	$2,282,806	$123,282	$2,406,088
Revenues	772,084	75,728	847,812
Income from continuing operations before income taxes	80,619	15,964	96,583
Six Flags, Inc.—Predecessor			
As of and for the four months ended April 30, 2010:			
Revenues	$ 108,478	$ 19,599	$ 128,077
Income from continuing operations before income taxes	647,532	4,306	651,838

Long-lived assets include property and equipment, goodwill and intangible assets.

18. Restructure (Recovery) Costs

During 2010, the Company experienced significant changes in its senior management and Holdings' Board of Directors. We implemented a series of initiatives to reduce costs which included workforce reductions and contract terminations related to our new strategic direction. During the eight months ended December 31, 2010, we recorded $37.4 million in restructure costs including $30.5 million in severance and legal costs related to the change in our senior management team and the workforce reductions and $6.9 million in contract termination fees, legal costs, consulting fees and other costs related to the change in strategic direction. During the year ended December 31, 2011, we recorded $25.1 million in restructure costs for the settlement with our former CFO in May 2011 (see Note 16). During the year ended December 31, 2012 we reversed the remaining amount of less than $0.1 million that was accrued for the settlement of our former CFO as a restructure recovery.

For the year ended December 31, 2012 we didn't incur any cash expenditures related to these restructure costs. For the year ended December 31, 2011 and the eight months ended December 31, 2010, we incurred $31.7 million and $30.7 million, respectively, in cash expenditures related to these restructure costs.

At December 31, 2012 we had no accrued liabilities in our consolidated balance sheets related to restructure costs. At December 31, 2011 and 2010, we had $0.1 million and $6.7 million, respectively, in accrued liabilities in our consolidated balance sheets related to restructure costs.

19. Quarterly Financial Information (Unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2012, 2011 and 2010 (in thousands, except per share amounts):

	Year Ended December 31, 2012			
	Successor			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 66,358	$374,912	$485,143	$143,919
Net (loss) income applicable to Six Flags Entertainment Corporation common stockholders	(115,109)	72,265	253,025	143,828
Net (loss) income per weighted average common share outstanding:				
Basic	$ (2.11)	$ 1.34	$ 4.73	$ 2.69
Diluted	$ (2.11)	$ 1.27	$ 4.46	$ 2.59

	Year Ended December 31, 2011			
	Successor			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 61,335	$338,673	$475,605	$ 137,561
Net (loss) income applicable to Six Flags Entertainment Corporation common stockholders	(148,485)	34,963	192,870	(102,008)
Net (loss) income per weighted average common share outstanding:				
Basic	$ (2.67)	$ 0.64	$ 3.53	$ (1.85)
Diluted	$ (2.67)	$ 0.62	$ 3.43	$ (1.85)

We operate a seasonal business. In particular, our theme park operations contribute most of their annual revenue during the period from Memorial Day to Labor Day each year.

In the fourth quarter of 2012, we reduced our income tax valuation allowance which materially impacted the net income for that quarter. See Note 11.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Modified Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as confirmed by the Bankruptcy Court on April 29, 2010—incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on May 3, 2010.
3.1	Restated Certificate of Incorporation of Six Flags Entertainment Corporation, as amended—incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2011.
3.2	Amended and Restated Bylaws of Six Flags Entertainment Corporation—incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on May 14, 2010.
4.1	Registration Rights Agreement, dated as of April 30, 2010, between Six Flags Entertainment Corporation and certain holders of Common Stock—incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on May 3, 2010.
4.2	Indenture, dated as of December 21, 2012, among Six Flags Entertainment Corporation, the guarantors party thereto and U.S. Bank National Association, as trustee—incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on December 21, 2012.
4.3	Form of 5.25% Senior Note due 2021—incorporated by reference to Exhibit 4.2 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on December 21, 2012.
10.1†	Employment Agreement between Six Flags, Inc. and Mark Shapiro, dated April 1, 2009—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on April 13, 2009.
10.2†	Employment Agreement between Six Flags, Inc. and Jeffrey Speed, dated April 1, 2009—incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on April 13, 2009.
10.3†	Employment Agreement between Six Flags, Inc. and Louis Koskovolis, dated April 1, 2009—incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on April 13, 2009.
10.4†	Employment Agreement between Six Flags, Inc. and Mark Quenzel, dated April 1, 2009—incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on April 13, 2009.
10.5†	Employment Agreement between Six Flags, Inc. and Andrew Schleimer, dated April 1, 2009—incorporated by reference to Exhibit 10.5 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on April 13, 2009.
10.6†	Employment Agreement between Six Flags, Inc. and Michael Antinoro, dated April 1, 2009—incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on April 13, 2009.
10.7	Promissory Note, dated May 15, 2009, by and among SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., SFOT Acquisition I, Inc., and SFOT Acquisition II, Inc., as borrowers, and TW-SF LLC, as lender—incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2009.

Exhibit Number	Exhibit Description
10.8	Guarantee Agreement, dated as of May 15, 2009, by and among Six Flags, Inc., Six Flags Operations Inc., Six Flags Theme Parks Inc. and TW-SF LLC—incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2009.
10.9	Plan Support Agreement, dated June 13, 2009, among Six Flags, Inc., Six Flags Operations Inc., Six Flags Theme Parks Inc., Astroworld GP LLC, Astroworld LP, Astroworld LP LLC, Fiesta Texas Inc., Funtime, Inc., Funtime Parks, Inc., Great America LLC, Great Escape Holding Inc., Great Escape Rides L.P., Great Escape Theme Park L.P., Hurricane Harbor GP LLC, Hurricane Harbor LP, Hurricane Harbor LP LLC, KKI, LLC, Magic Mountain LLC, Park Management Corp., PP Data Services Inc., Premier International Holdings Inc., Premier Parks of Colorado Inc., Premier Parks Holdings Inc., Premier Waterworld Sacramento Inc., Riverside Park Enterprises Inc., SF HWP Management LLC, SFJ Management Inc., SFRCC Corp., Six Flags America LP, Six Flags America Property Corporation, Six Flags Great Adventure LLC, Six Flags Great Escape L.P., Six Flags Services Inc., Six Flags Services of Illinois, Inc., Six Flags St. Louis LLC, South Street Holdings LLC, Stuart Amusement Company, JPMorgan Chase Bank, N.A., Beach Point Capital Management LP, DK Acquisition Partners, L.P., Eaton Vance Management & Boston Management and Research, Sankaty Advisors, LLC, SPCP Group, LLC, Grand Central Asset Trust, SIL Series, Taconic Market Dislocation Master Fund II L.P., Taconic Market Dislocation Fund II L.P., Taconic Capital Partners 1.5 L.P. and Taconic Opportunity Fund L.P.—incorporated by reference to Exhibit 10.3 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2009.
10.10	Amendment No. 3 to the Subordinated Indemnity Agreement, dated as of April 13, 2004, among Six Flags Operations Inc., Six Flags Theme Parks Inc., SFOG II, Inc., SFT Holdings, Inc., Time Warner Inc., Time Warner Entertainment Company, L.P., TW-SPV Co., Six Flags, Inc. and GP Holdings Inc.—incorporated by reference to Exhibit 10.4 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2009.
10.11	Amendment No. 4 to the Subordinated Indemnity Agreement, dated as of December 8, 2006, among Six Flags Operations Inc., Six Flags Theme Parks Inc., SFOG II, Inc., SFT Holdings, Inc., Time Warner Inc., Time Warner Entertainment Company, L.P., TW-SPV Co., Six Flags, Inc. and GP Holdings Inc.—incorporated by reference to Exhibit 10.5 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2009.
10.12	Amendment No. 5 to the Subordinated Indemnity Agreement, dated as of April 2, 2007, among Six Flags Operations Inc., Six Flags Theme Parks Inc., SFOG II, Inc., SFT Holdings, Inc., Time Warner Inc., Warner Bros. Entertainment Inc., TW-SPV Co., Six Flags, Inc. and GP Holdings Inc.—incorporated by reference to Exhibit 10.6 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2009.
10.13	Amendment No. 6 to the Subordinated Indemnity Agreement, dated as of May 15, 2009, among Six Flags Operations Inc., Six Flags Theme Parks Inc., SFOG II, Inc., SFT Holdings, Inc., Historic TW Inc., Time Warner Entertainment Company, L.P., TW-SPV Co., Six Flags, Inc. and GP Holdings Inc.—incorporated by reference to Exhibit 10.7 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2009.
10.14†	Six Flags Entertainment Corporation Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on May 3, 2010.

Exhibit Number	Exhibit Description
10.15†	Amended and Restated Employment Agreement, dated as of April 1, 2010, among Six Flags, Inc., Six Flags Operations Inc., Six Flags Theme Parks Inc. and Mark Shapiro—incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on May 3, 2010.
10.16†	Amendment No. 1 to Employment Agreement, dated as of April 1, 2010, among Six Flags, Inc., Six Flags Operations Inc., Six Flags Theme Parks Inc. and Jeff Speed—incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on May 3, 2010.
10.17†	Amendment No. 1 to Employment Agreement, dated as of April 1, 2010, among Six Flags, Inc., Six Flags Operations Inc., Six Flags Theme Parks Inc. and Louis Koskovolis—incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on May 3, 2010.
10.18†	Amendment No. 1 to Employment Agreement, dated as of April 1, 2010, among Six Flags, Inc., Six Flags Operations Inc., Six Flags Theme Parks Inc. and Andrew Schleimer—incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on May 3, 2010.
10.19†	Amendment No. 1 to Employment Agreement, dated as of April 1, 2010, among Six Flags, Inc., Six Flags Operations Inc., Six Flags Theme Parks Inc. and Andrew Schleimer—incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on May 3, 2010.
10.20†	Employment Agreement, dated as of May 11, 2010, by and between Alexander Weber, Jr. and Six Flags Entertainment Corporation—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on May 14, 2010.
10.21	First Lien Credit Agreement, dated as of April 30, 2010, among Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc., as Borrower, the Several Lenders from Time to Time Parties Hereto, Bank of America, N.A. and Barclays Capital, as Co-Syndication Agents, Deutsche Bank Securities Inc. and Goldman Sachs Lending Partners LLC, as Co-Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent—incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.
10.22	First Lien Guarantee and Collateral Agreement, dated as of April 30, 2010, among Six Flags Entertainment Corporation, Six Flags Operations Inc. and each of the current and future direct and indirect domestic subsidiaries of Six Flags Theme Parks Inc., and JPMorgan Chase Bank, N.A., as Administrative Agent—incorporated by reference from Exhibit 10.2 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.
10.23	Second Lien Credit Agreement, dated as of April 30, 2010, among Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc., as Borrower, the Several Lenders from Time to Time Parties Hereto, Goldman Sachs Lending Partners LLC, as Syndication Agent, Goldman Sachs Lending Partners LLC, as Documentation Agent, and Goldman Sachs Lending Partners LLC, as Administrative Agent—incorporated by reference to Exhibit 10.3 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.

Exhibit Number	Exhibit Description
10.24	Second Lien Guarantee and Collateral Agreement, dated as of April 30, 2010, among Six Flags Entertainment Corporation, Six Flags Operations Inc. and each of the current and future direct and indirect domestic subsidiaries of Six Flags Theme Parks Inc., and Goldman Sachs Lending Partners LLC, as Administrative Agent—incorporated by reference to Exhibit 10.4 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.
10.25	Multiple Draw Term Credit Agreement, dated as of April 30, 2010, among SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., SFOT Acquisition I, Inc. and SFOT Acquisition II, Inc., and TW-SF LLC—incorporated by reference to Exhibit 10.5 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.
10.26	Guarantee Agreement, dated as of April 30, 2010, made by Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc. and each of the other signatories hereto, in favor of TW-SF LLC—incorporated by reference to Exhibit 10.6 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.
10.27	Amendment No. 7 to the Subordinated Indemnity Agreement, dated as of April 30, 2010, among Six Flags Operations Inc., Six Flags Theme Parks Inc., SFOG II, Inc., SFT Holdings, Inc., Historic TW Inc., Warner Bros. Entertainment Inc., TW-SPV Co., Six Flags Entertainment Corporation, the other subsidiaries of Six Flags Entertainment Corporation and GP Holdings Inc.—incorporated by reference from Exhibit 10.7 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.
10.28†	Form of Indemnity Agreement—incorporated by reference to Exhibit 10.8 to Registrant's Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2010.
10.29†	Form of Restricted Stock Unit Agreement Pursuant to the Six Flags Entertainment Corporation Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on August 11, 2010.
10.30†*	Form of Non-Qualified Stock Option Agreement and Dividend Equivalent Rights Award pursuant to the Six Flags Entertainment Corporation Long-Term Incentive Plan.
10.31†	Employment Agreement, dated August 12, 2010, by and between James Reid-Anderson and Six Flags Entertainment Corporation—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on August 18, 2010.
10.32†	Restricted Shares Agreement Pursuant to the Six Flags Entertainment Corporation Long-Term Incentive Plan, between James Reid-Anderson and Six Flags Entertainment Corporation, dated August 12, 2010—incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on August 18, 2010.
10.33†	Nonqualified Stock Option Agreement Pursuant to the Six Flags Entertainment Corporation Long-Term Plan, between James Reid-Anderson and Six Flags Entertainment Corporation, dated August 12, 2010—incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on August 18, 2010.
10.34†	Amendment No. 1 to Employment Agreement, by and between Al Weber, Jr. and Six Flags Entertainment Corporation, dated May 11, 2010, dated September 7, 2010—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on September 13, 2010.
10.35†	Employment Agreement, dated September 7, 2010, by and between John M. Duffey and Six Flags Entertainment Corporation—incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on September 13, 2010.

Exhibit Number	Exhibit Description
10.36†	Employment Agreement, dated September 7, 2010, by and between Lance C. Balk and Six Flags Entertainment Corporation—incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on September 13, 2010.
10.37†	Six Flags Entertainment Corporation Employee Stock Purchase Plan—incorporated by reference to Exhibit 99.1 to Registrant's Registration Statement on Form S-8 (Reg. No. 333-170584) filed on November 12, 2010.
10.38	First Amendment to First Lien Credit Agreement, dated as of December 3, 2010, among Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc., as borrower, the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Securities LLC, as sole lead arranger and sole bookrunner—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on December 6, 2010.
10.39	First Amendment, dated December 3, 2010, to (i) the Guarantee Agreement, dated as of April 30, 2010, among Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc., each of the other signatories thereto, and TW-SF LLC, and (ii) the Multiple Draw Term Credit Agreement, dated as of April 30, 2010, among SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., SFOT Acquisition I, Inc., and SFOT Acquisition II, Inc., and TW-SF LLC—incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on December 6, 2010.
10.40†	Employment Agreement, dated November 29, 2010, by and between Walter S. Hawrylak and Six Flags Entertainment Corporation—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703), filed on December 7, 2010.
10.41†	Employment Agreement, dated November 29, 2010, by and between Brett Petit and Six Flags Entertainment Corporation—incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on December 7, 2010.
10.42†	Amendment No. 1 to Employment Agreement, dated March 7, 2011, by and between James Reid-Anderson and Six Flags Entertainment Corporation—incorporated by reference to Exhibit (10)(jjjj) to Registrant's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2010.
10.43†	Form of Amendment by and between Six Flags Entertainment Corporation and Certain Executives—James Reid-Anderson, Al Weber, Jr., John M. Duffey and Lance C. Balk—incorporated by reference to Exhibit (10)(kkkk) to Registrant's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2010.
10.44†	Form of Project 350 Performance Award Under Six Flags Entertainment Corporation Long-Term Incentive Plan—incorporated by reference to Exhibit (10)(llll) to Registrant's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2010.
10.45†	Amendment No. 1 to the Six Flags Entertainment Corporation Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on May 5, 2011.
10.46†	Project 500 Program Overview—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on September 1, 2011.

Exhibit Number	Exhibit Description
10.47†	Project 500 Program Form of Award Agreement and appendix listing Project 500 Awards to Executive Officers—incorporated by reference to Exhibits 10.2 and 99.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on September 1, 2011.
10.48†	Director Deferral Election—incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on September 1, 2011.
10.49	$1,135,000,000 Credit Agreement, dated as of December 20, 2011, among the Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc., the several lenders from time to time parties thereto, Wells Fargo Bank, N. A., as Administrative Agent, an Issuing Lender and a Swing Line Lender, Wells Fargo Securities, LLC, as Lead Arranger, Bank of America, N.A., JPMorgan Chase Bank, N.A. and Barclays Bank plc, as Co-Documentation Agents, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as Co-Syndication Agents, and Wells Fargo Securities, LLC, Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A. and Barclays Capital, as Joint Bookrunners—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on December 20, 2011.
10.50	Guarantee and Collateral Agreement, dated as of December 20, 2011, by the Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc. and each of the other signatories thereto, as Grantors, in favor of Wells Fargo Bank, N. A., as Administrative Agent, for the banks and other financial institutions or entities from time to time parties to the $1,135,000,000 Credit Agreement dated as of December 20, 2011—incorporated by reference to Exhibit 10.51 to Registrant's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2011.
10.51†	Form of Executive Officer Restricted Stock Unit Agreement pursuant to the Project 350 Performance Award granted under the Six Flags Entertainment Corporation Long-Term Incentive Plan—incorporated by reference to Exhibit 10.53 to Registrant's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2011.
10.52†	James Reid-Anderson Restricted Stock Unit Agreement pursuant to the Project 350 Performance Award granted under the Six Flags Entertainment Corporation Long-Term Incentive Plan—incorporated by reference to Exhibit 10.54 to Registrant's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2011.
10.53†	Form of Dividend Equivalent Rights Award for Project 500—incorporated by reference to Exhibit 10.55 to Registrant's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2011.
10.54†	Form of Amendment to Employment Agreement by and between Six Flags Entertainment Corporation and Certain Executives—Walter S. Hawrylak and Brett Petit—incorporated by reference to Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q (File No. 001-13703) for the quarter ended March 31, 2012.
10.55†	Project 500 Program Amended and Restated Overview—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on May 11, 2012.
10.56†	Project 500 Program Amended and Restated Award Agreement—incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on May 11, 2012.
10.57†	Supplemental 401(k) Plan—incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q (File No. 001-13703) for the quarter ended June 30, 2012.

Exhibit Number	Exhibit Description
10.58	Form of First Amendment to Credit Agreement by and among Six Flags Entertainment Corporation, Six Flags Operations Inc., Six Flags Theme Parks Inc., the Subsidiary Guarantors listed on the signature pages thereto, Wells Fargo Bank, National Association, as administrative agent, and several lenders (without exhibits)—incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K (File No. 001-13703) filed on December 5, 2012.
12.1*	Computation of Ratio of Earnings to Fixed Charges.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Furnished herewith

† Management contract or compensatory plan

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Six Flags Entertainment Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-167215, 333-168632, 333-170584, and 333-175049) on Forms S-3 and S-8 of Six Flags Entertainment Corporation of our report dated February 27, 2013, with respect to the consolidated balance sheets of Six Flags Entertainment Corporation and subsidiaries (the Company) as of December 31, 2012 and 2011(Successor Company), and the related consolidated statements of operations, equity (deficit), comprehensive income (loss), and cash flows for the years ended December 31, 2012 and 2011 (Successor), the eight months ended December 31, 2010 (Successor) and the four months ended April 30, 2010 (Predecessor Company), and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of Six Flags Entertainment Corporation.

Our report dated February 27, 2013 includes an explanatory paragraph that refers to the Company's adoption of the guidance for fresh-start accounting in conformity with FASB ASC Topic 852, *Reorganizations*, effective as of April 30, 2010. Accordingly, the Company's consolidated financial statements prior to April 30, 2010 are not comparable to its consolidated financial statements for periods after April 30, 2010.

Our report on the consolidated financial statements refers to the Company changing its method of evaluating variable interest entities as of January 1, 2010 due to the adoption of a new accounting pronouncement issued by the Financial Accounting Standards Board.

KPMG LLP

Dallas, Texas
February 27, 2013

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER, PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James Reid-Anderson, certify that:

1. I have reviewed this annual report on Form 10-K of Six Flags Entertainment Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/s/ JAMES REID-ANDERSON

James Reid-Anderson
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER, PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John M. Duffey, certify that:

1. I have reviewed this annual report on Form 10-K of Six Flags Entertainment Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/s/ JOHN M. DUFFEY

John M. Duffey
Executive Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER,
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Six Flags Entertainment Corporation (the "Company") on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James Reid-Anderson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted by § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2013

/s/ JAMES REID-ANDERSON

James Reid-Anderson
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER, PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Six Flags Entertainment Corporation (the "Company") on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John M. Duffey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted by § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2013

/s/ JOHN M. DUFFEY

John M. Duffey
Executive Vice President and Chief Financial Officer

Reconciliation of Net Income (Loss) to Adjusted EBITDA

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods shown (in thousands)

	Twelve Months Ended December 31			
	2012	2011	2010	2009
	Successor	Successor	Combined[1]	Predecessor
Net income (loss)	$ 391,113	$ 13,145	$ 633,790	$(194,095)
(Income) loss from discontinued operations	(7,273)	(1,201)	(9,194)	34,007
Income tax (benefit) expense	(172,228)	(8,065)	123,825	2,902
Restructure (recovery) costs	(47)	25,086	37,417	–
Reorganization items, net	2,168	2,455	(811,994)	101,928
Other expense, net	612	73	154	17,304
Loss on debt extinguishment	587	46,520	18,493	–
Equity in loss (income) of investee	2,222	3,111	778	(3,122)
Interest expense, net	46,624	65,217	127,976	105,435
Loss on disposal of assets	8,105	7,615	13,650	11,135
Gain of sale of investee	(67,319)	–	–	–
Amortization	15,648	18,047	12,336	972
Depreciation	132,397	150,952	151,688	140,735
Stock-based compensation	62,875	54,261	19,386	2,597
Impact of fresh start valuation adjustments[2]	993	1,535	4,562	–
Modified EBITDA[3]	416,477	378,751	322,867	219,798
Third party interest in EBITDA of certain operations[4]	(33,848)	(28,417)	(27,826)	(22,599)
Adjusted EBITDA[3]	$ 382,629	$350,334	$ 295,041	$ 197,199

[1] In connection with the company's emergence from Chapter 11 on April 30, 2010 and the application of fresh start reporting upon emergence in accordance with FASB ASC Topic 852, "Reorganizations", the results for the twelve-month periods ended December 31, 2012 and 2011, and the eight-month period ended December 31, 2010, respectively (the company is referred to during such periods as the "Successor") and the results for the four-month period ended April 30, 2010 and the twelve-month period ended December 31, 2009, respectively (the company is referred to during such period as the "Predecessor") are presented separately. This presentation is required by United States generally accepted accounting principles ("GAAP"), as the Successor is considered to be a new entity for financial reporting purposes, and the results of the Successor reflect the application of fresh start reporting. Accordingly, the company's financial statements after April 30, 2010 are not comparable to its financial statements for any period prior to its emergence from Chapter 11.

For illustrative purposes in this annual report, the company has combined the Successor and Predecessor results to derive combined results for the twelve-month period ended December 31, 2010. However, because of various adjustments to the consolidated financial statements in connection with the application of fresh start reporting, including asset valuation adjustments and liability adjustments, the results of operations for the Successor are not comparable to those of the Predecessor. The financial information accompanying this annual report provides the Successor and the Predecessor GAAP results for the applicable periods, along with the combined results described above. The company believes that subject to consideration of the impact of fresh start reporting, the combined results provide meaningful information about revenues and costs, which would not be available if the twelve-month period ended December 31, 2010 was not combined to accommodate analysis.

[2] Amounts recorded as valuation adjustments and included in reorganization items for the month of April 2010 that would have been included in Modified EBITDA and Adjusted EBITDA, had fresh start accounting not been applied. Balance consists primarily of discounted insurance reserves that will be accreted through the statement of operations each quarter through 2018.

[3] "Modified EBITDA," a non-GAAP measure, is defined as the company's consolidated income (loss) from continuing operations: (i) excluding the cumulative effect of changes in accounting principles, discontinued operations gains or losses, income tax expense or benefit, restructure costs or recoveries, reorganization items (net), other income or expense, gain or loss on early extinguishment of debt, equity in income or loss of investees, interest expense (net), gain or loss on disposal of assets, gain or loss on the sale of investees, amortization, depreciation, stock-based compensation, and fresh start accounting valuation adjustments. The company believes that Modified EBITDA is useful to investors, equity analysts and rating agencies as a measure of the company's performance. The company believes that Modified EBITDA is a measure that can be readily compared to other companies, and the company uses Modified EBITDA in its internal evaluation of operating effectiveness and decisions regarding the allocation of resources. Modified EBITDA is not defined by GAAP and should not be considered in isolation or as an alternative to net income (loss), income (loss) from continuing operations, net cash provided by (used in) operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the company's operating performance. Modified EBITDA as defined herein may differ from similarly titled measures presented by other companies.

"Adjusted EBITDA," a non-GAAP measure, is defined as Modified EBITDA minus the interests of third parties in the Adjusted EBITDA of properties that are less than wholly owned (consisting of Six Flags Over Georgia, Six Flags White Water, Six Flags Over Texas, and Six Flags Great Escape Lodge & Indoor Waterpark (the "Lodge")) plus the company's interest in the Adjusted EBITDA of dick clark productions, inc., which was sold in September 2012. The company believes that Adjusted EBITDA provides useful information to investors regarding the company's operating performance and its capacity to incur and service debt and fund capital expenditures. Adjusted EBITDA is approximately equal to "Parent Consolidated Adjusted EBITDA" as defined in the company's secured credit agreement, except that Parent Consolidated Adjusted EBITDA excludes Adjusted EBITDA from equity investees that is not distributed to the company in cash on a net basis and has limitations on the amounts of certain expenses that are excluded from the calculation. Adjusted EBITDA is not defined by GAAP and should not be considered in isolation or as an alternative to net income (loss), income (loss) from continuing operations, net cash provided by (used in) operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the company's operating performance. Adjusted EBITDA as defined herein may differ from similarly titled measures presented by other companies.

[4] Represents interests of third parties in the Adjusted EBITDA of Six Flags Over Georgia, Six Flags Over Texas, Six Flags White Water Atlanta and the Lodge, plus the Company's interest in the Adjusted EBITDA of dick clark productions, inc., which are less than wholly owned. The company sold its interest in dick clark productions, inc. in September 2012.

Shareholder Information

Company Description
With $1.1 billion in revenue and 18 parks across the United States, Mexico and Canada, Six Flags Entertainment Corporation is the largest regional theme park company in the world. Hundreds of millions of people have trusted Six Flags to offer affordable, value-packed thrills, record-shattering roller coaster rides and special events like summer concerts, Fright Fest® and Holiday in the Park®. Six Flags' wide array of entertainment attracts families, teens, tweens and thrill seekers alike.

Six Flags Headquarters
924 Avenue J East
Grand Prairie, Texas 75050
972-595-5000

Annual Meeting of Stockholders
Six Flags Entertainment Corporation's Annual Meeting of Stockholders will be held on May 8, 2013, at The Roosevelt Hotel, 45 East 45th Street, New York, NY, at 3:00 p.m. EDT. Stockholders of record on March 14, 2013, are entitled to attend.

Stock Transfer Agent and Registrar
For information or assistance regarding individual stock records or dividends, contact your broker or the Company's transfer agent, Computershare.

Computershare Contact Information
You may contact Investor Services at Computershare by dialing 1-800-662-7232 or by visiting Computershare's website at: www.computershare.com/investor.

Stock Exchange Listing
The Company's common stock is listed on the New York Stock Exchange under the ticker symbol SIX. Current trading volume and share price data can be found in the financial section of most daily newspapers and online at www.sixflags.com/investors.

Independent Registered Public Accounting Firm
KPMG LLP
717 North Harwood Street
Suite 3100
Dallas, Texas 75201-6585

Form 10-K and Other Reports
Six Flags Entertainment Corporation's annual report, Form 10-K and other SEC filings are available online at www.sixflags.com/investors. Stockholders may receive, without charge, copies of Six Flags Entertainment Corporation's financial information by contacting Investor Relations.

Investor Relations
Persons seeking information about Six Flags are encouraged to visit us online at www.sixflags.com/investors. The Company provides a variety of information about its business on its website. You may also contact:

Nancy Krejsa
Senior Vice President
Investor Relations and Corporate Communications
972-595-5083
nkrejsa@sftp.com

Note About Forward-Looking Information The information contained in this annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.


Six Flags®

Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, Texas 75050
972-595-5000
www.sixflags.com

For All Ages!